
13001365


ASB
BANCORP, INC.


SEC MAIL PROCESSING
RECEIVED
APR 18 2013
WASH., D.C.
196
SECTION

ANNUAL MEETING MATERIALS

- Letter from the Chief Executive Officer
- Directors and Executive Officers
- Notice of 2013 Annual Meeting
- Proxy Statement
- Annual Report on Form 10-K
  For the year ended December 31, 2012
- Stockholder Information


ASB
BANCORP, INC.

Dear Fellow Shareholders,

As we complete the first full year of operation for ASB Bancorp, Inc. (the "Company"), the holding company of Asheville Savings Bank (the "Bank"), I would like to take this opportunity to update you on your investment. Fiscal year 2012 marked the fifth year of a staggering real estate recession in Western North Carolina, the location of our operating footprint, yet it also marks the year in which we began to see a slight improvement in our local economic indicators, both unemployment ratios and real estate sales. As I have communicated in our quarterly earnings releases during the year, we are encouraged by these improvements and we remain optimistic that the increase in real estate sales is also initiating the stabilization of real estate valuations.

I am pleased to report that 2012 resulted in another year of modest profitability for the Company, with total net income of $862,000, or $0.17 per share. We made significant strides toward our goal of improving asset quality which has been the major factor impacting our profitability in recent years, with nonperforming loans at December 31, 2012 of 0.30% of total loans compared to 4.76% at December 31, 2011. This reduction in nonperforming loans is also supported by a $12.5 million decrease in total delinquent loans as the level of total delinquencies dropped from $15.7 million at the end of 2011 to $3.2 million at December 31, 2012. This significant improvement in loan quality is even more visible in the decrease of total nonperforming assets, including foreclosed properties, to $25.6 million at December 31, 2012 from $29.9 million at the end of 2011. These numbers reflect the reduction in overall nonperforming assets even as we have been able to move the bulk of our nonperforming loans to foreclosed properties. We are encouraged with this trend. Our remaining challenge in the area of asset quality will be the continued reduction of the foreclosed properties from our balance sheet during 2013 without significantly impacting our profitability with valuation charges.

Loan demand in our primary market has continued to be weak during 2012, which coupled with historic low interest rates, has impacted our net interest margin. Our primary focus for 2013 will be the growth of quality loan balances in order to increase the margin. On a positive note, our net interest margin has improved by the growth in our core deposits of $39 million or 11% over the prior year. The focus of our bankers on these two critical components of net interest margin is favorably impacting our balance sheet and will sustain us for the future. During the fourth quarter of 2012, we also prepaid a $10 million Federal Home Loan Bank advance at a rate of 4.45% with a maturity date of June 2017 and we recognized a prepayment penalty of $1.7 million. However, this prepayment will reduce our interest expense by approximately $445,000 per annum over the remaining term. With our current level of liquidity, we will continue to monitor opportunities to prepay additional advances, balanced against the cost to current period earnings.

We also continued our focus on the development of enhanced technology-based channels for more efficient delivery of banking services. With sustained industry declines in client visits to traditional branches, we have chosen to focus our resources on delivering what we do best: our local brand of community bank service on our client's terms. With a strong Asheville Savings Bank branch network already in place, we recognize that in today's environment an enhanced client service experience is now primarily defined through a technology channel. Hence, in June of 2012 we introduced mobile banking to the delight of our technology-minded clients. As the demographics of our client base evolves, we are keenly aware of the need to exceed their service expectations, regardless of the delivery channel.

During 2012 much of our attention also continued to be focused on the flood of new regulations stemming from the Dodd-Frank legislation, representing the most extensive changes to our financial regulatory system in recent history. In particular, our mortgage origination business has been significantly impacted by these changes and more are expected. We support the regulatory reform that will protect our clients and enhance our risk management techniques as long as they are not duplicative of existing regulations for banks. Unfortunately, many of these changes have unintended consequences, not the least of which are the increased overhead costs incurred to comply with the new regulations and additional costs are expected with each regulatory change.

As we proceed through this recovery in our local economy, we are ever mindful of the strong position that the Company maintains with total capital of $111.5 million at December 31, 2012. Following your approval at last year's annual meeting of our 2012 Equity Incentive Plan ("the Plan"), the Company authorized the funding of a trust to purchase up to 223,382 shares of the Company's outstanding common stock for the restricted stock awards portion of the Plan. An independent trustee was engaged to complete these purchases on behalf of the Company. As we approached the one year anniversary of the mutual-to-stock conversion in October of 2012, we also announced the Board of Director's intention to begin the repurchase of up to 5%, or 279,228 shares, of the outstanding common stock. Following the completion of stock purchases for the Plan by the trustee, we initiated the stock repurchase program in February 2013. We will continue to evaluate additional stock repurchases, as well as other opportunities for the most appropriate management of the Company's capital.

Your Board of Directors and management team invite you to join us for the Annual Meeting of Shareholders at 10:30 AM on May 23, 2013 at the Asheville Savings Bank Operations and Administration Center. Thank you for your confidence in ASB Bancorp, Inc. and Asheville Savings Bank.

With best regards,



Suzanne S. DeFerie
President and Chief Executive Officer
April 15, 2013

BOARD OF DIRECTORS

Patricia S. Smith, Director and Chair
- Retired President and Executive Director
  The Community Foundation of
  Western North Carolina

John B. Gould, Director and Vice Chair
- President
  Cason Companies, Inc.
- Managing Member
  Gould Properties LLC

Suzanne S. DeFerie, Director
- President and Chief Executive Officer
  ASB Bancorp, Inc. and
  Asheville Savings Bank, S.S.B.

John B. Dickson, Director
- Retired President and
  Chief Executive Officer
  Asheville Savings Bank, S.S.B.

Leslie D. Green, Director
- Community Volunteer

Dr. Kenneth E. Hornowski, Director
- Retired Dentist
- Adjunct Professor of Dentistry
  University of North Carolina
  at Chapel Hill

Stephen P. Miller, Director
- Retired Executive Vice President
  The Biltmore Company
- President
  GenSpan, Inc.

Wyatt S. Stevens, Director
- Attorney and Shareholder,
  Roberts & Stevens, P.A.

EXECUTIVE MANAGEMENT TEAM

Suzanne S. DeFerie
- President and Chief Executive Officer
  ASB Bancorp, Inc. and
  Asheville Savings Bank, S.S.B.

Vikki D. Bailey
- Executive Vice President and
  Chief Retail Officer
  Asheville Savings Bank, S.S.B.

David A. Kozak
- Executive Vice President and
  Chief Lending Officer
  Asheville Savings Bank, S.S.B.

Fred A. Martin
- Executive Vice President and
  Chief Information Officer
  Asheville Savings Bank, S.S.B.

Kirby A. Tyndall
- Executive Vice President and
  Chief Financial Officer
  ASB Bancorp, Inc. and
  Asheville Savings Bank, S.S.B.

DIRECTIONS TO ASHEVILLE SAVINGS BANK OPERATIONS AND ADMINISTRATION CENTER

ADDRESS: 901 Smoky Park Highway
Candler, North Carolina 28715

FROM INTERSTATE 40 WESTBOUND:

- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.4 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store

FROM INTERSTATE 40 EASTBOUND:

- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.3 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store

FROM INTERSTATE 26 WESTBOUND:

- Take left exit 31B for I-40 West/US-74 West toward Canton/Knoxville
- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.4 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store

FROM INTERSTATE 240 WESTBOUND/INTERSTATE 26 EASTBOUND:

- Take right exit 31B for I-40 West/US-74 West toward Canton/Knoxville
- Take right exit 44 for US-19/US-23 toward West Asheville/Enka-Candler
- Turn right onto US-19/US-23 South (Smoky Park Highway)
- Travel south approximately 1.4 miles
- Turn right into Westridge Shopping Center
- Facing the shopping center, Asheville Savings Bank's Operations and Administration Center is to the left of the grocery store


ASB
BANCORP, INC.

April 15, 2013

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of ASB Bancorp, Inc. (the "Company"). The meeting will be held at Asheville Savings Bank's Operations and Administration Center, located at 901 Smoky Park Highway, Candler, North Carolina on Thursday, May 23, 2013, at 10:30 a.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Directors and officers of the Company, as well as representatives of Dixon Hughes Goodman LLP, the Company's independent registered public accounting firm, will be present to respond to questions from shareholders.

It is important that your shares are represented at the meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to vote by returning a completed proxy card. If you attend the meeting, you may vote in person even if you have previously voted.

We look forward to seeing you at the meeting.

Sincerely,

Suzanne S. DeFerie
President and Chief Executive Officer

ASB BANCORP, INC.
11 Church Street
Asheville, North Carolina 28801
(828) 254-7411

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE........................ 10:30 a.m., local time, on Thursday, May 23, 2013

PLACE.. Asheville Savings Bank
Operations and Administration Center
901 Smoky Park Highway
Candler, North Carolina

ITEMS OF BUSINESS................

(1) To elect three directors to serve for a term of three years.

(2) To ratify the selection of Dixon Hughes Goodman LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

(3) To approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the accompanying proxy statement ("say on pay").

(4) To provide an advisory vote on the frequency of future shareholder "say on pay" advisory votes.

(5) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

RECORD DATE.......................... To vote, you must have been a shareholder at the close of business on April 4, 2013.

PROXY VOTING......................... It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

By Order of the Board of Directors,



Cindy E. Hamrick
Corporate Secretary

Asheville, North Carolina
April 15, 2013

ASB BANCORP, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of ASB Bancorp, Inc. for the 2013 annual meeting of shareholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to ASB Bancorp as the "Company," "we," "our" or "us."

ASB Bancorp, Inc. is the holding company for Asheville Savings Bank, S.S.B. In this proxy statement, we may also refer to Asheville Savings Bank, S.S.B. as the "Bank."

We are holding the 2013 annual meeting of shareholders at the Bank's Operations and Administration Center, located at 901 Smoky Park Highway, Candler, North Carolina, on Thursday, May 23, 2013 at 10:30 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to shareholders of record beginning on or about April 15, 2013.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS' MEETING TO BE HELD ON MAY 23, 2013

This Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission, are available at http://AshevilleSavingsBank.com/AnnualMeeting or http://www.cfpproxy.com/7073.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your shares of ASB Bancorp common stock that you owned as of April 4, 2013. As of the close of business on April 4, 2013, ASB Bancorp had 5,305,323 shares of common stock outstanding. Each share of common stock has one vote.

The Company's articles of incorporation provide that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote with respect to those shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of ASB Bancorp in one or more of the following ways:

- Directly in your name as the shareholder of record;
- Indirectly through a broker, bank or other holder of record in "street name";

- Indirectly through the Asheville Savings Bank Employee Stock Ownership Plan;
- Indirectly through the Asheville Savings Bank Retirement Savings Plan; or
- Indirectly through the ASB Bancorp, Inc. 2012 Equity Incentive Plan.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of ASB Bancorp common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

If you own shares of Company common stock indirectly through the Asheville Savings Bank Employee Stock Ownership Plan, the Asheville Savings Bank Retirement Savings Plan, or the ASB Bancorp 2012 Equity Incentive Plan, see *"Participants in the ESOP, 401(k) Plan or 2012 Equity Incentive Plan"* for voting information.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Vote Required for Proposals. At this year's annual meeting, shareholders will elect three directors for a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the selection of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm for the year ending December 31, 2013, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of Dixon Hughes Goodman LLP as our independent registered public accounting firm for 2013, the affirmative vote of a majority of the votes cast at the annual meeting is required.

In voting on the non-binding resolution to approve the compensation of the Company's named executive officers, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To approve, on a non-binding advisory basis, the resolution to approve the compensation of the named executive officers, the affirmative vote of a majority of the votes cast at the annual meeting is required.

In voting on the advisory vote on the frequency of future shareholder "say on pay" advisory votes, you may vote in favor of "every year," "every two years," "every three years," or abstain from voting. A plurality of the votes cast will determine the result of the advisory vote on the frequency of future shareholder "say on pay" advisory votes.

Routine and Non-Routine Proposals. Applicable stock exchange rules determine whether proposals presented at shareholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote on the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker or other entity is unable to vote on a particular proposal and the broker or other entity has not received voting instructions from the beneficial owner. The election of directors and the two advisory proposals regarding executive compensation are considered non-routine proposals. The proposal to ratify the selection of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm is considered a routine proposal.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accounting firm, abstentions and broker non-votes will have no effect on the outcome of the proposal.

In counting votes on the proposal to approve the non-binding resolution to approve the compensation of the named executive officers, abstentions and broker non-votes will have no effect on the outcome of the proposal.

In counting votes on the proposal regarding the frequency of future shareholder "say on pay" advisory votes, abstentions and broker non-votes will have no effect on the outcome of the proposal.

Voting by Proxy

The Company's Board of Directors is sending you this proxy statement to request that you allow your shares of Company common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. The Board of Directors recommends that you vote:

- **"FOR"** the election of each of the nominees for director;
- **"FOR"** the ratification of the selection of Dixon Hughes Goodman LLP as the Company's independent registered public accounting firm.
- **"FOR"** the proposal to approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed in this proxy statement ("say on pay"); and

- **"EVERY YEAR"** with respect to the proposal to provide an advisory vote on the frequency of future shareholder "say on pay" advisory votes.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your shares of Company common stock may be voted by the persons named in the proxy card on the new meeting date, provided that the new meeting occurs within 30 days of the annual meeting and you have not revoked your proxy. The Company does not currently know of any other matters to be presented at the meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must (i) advise the Corporate Secretary of the Company in writing before your shares have been voted at the annual meeting, (ii) deliver a later-dated and properly executed proxy, or (iii) attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Participants in the ESOP, 401(k) Plan or 2012 Equity Incentive Plan

If you participate in the Asheville Savings Bank Employee Stock Ownership Plan (the "ESOP"), invest in Company common stock through the ASB Bancorp Stock Fund in the Asheville Savings Bank Retirement Savings Plan (the "401(k) Plan"), or participate in the ASB Bancorp 2012 Equity Incentive Plan, you will receive a voting instruction form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the ESOP, all allocated shares of Company common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of Company common stock held by the ESOP and allocated shares for which no timely voting instructions are received are generally voted by the ESOP trustee in the same proportion as shares for which the trustee has received timely voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, a participant may direct the stock fund trustees of the 401(k) Plan how to vote the shares in the ASB Bancorp Stock Fund credited to his or her account. The stock fund trustees will vote all shares for which timely voting instructions are not received in the same proportion as shares for which the trustees received voting instructions. Under the 2012 Equity Incentive Plan, all restricted stock awards are voted by the Equity Incentive Plan Trustee as directed by the award recipients. All shares of ASB Bancorp, Inc. common stock subject to a restricted stock award for which timely instructions are not provided will be voted by the Equity Incentive Plan Trustee as directed by the Company. **The deadline for returning your voting instruction forms is May 16, 2013.**

CORPORATE GOVERNANCE

Director Independence

The Company's Board of Directors currently consists of eight members, all of whom are independent under the listing requirements of the NASDAQ Stock Market, Inc., except for Suzanne S. DeFerie, who serves as President and Chief Executive Officer of the Company and the Bank. In determining the independence of directors, the Board of Directors considered the various deposit, loan and other relationships that each director has with the Bank, including loans and lines of credit made to Directors John B. Gould, Leslie D. Green and Kenneth E. Hornowski, in addition to the transactions disclosed under *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* below, but determined in each case that these relationships did not interfere with their exercise of independent judgment in carrying out their responsibilities as a director.

Board Leadership Structure and Board's Role in Risk Oversight

The Company's Board of Directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance Board independence and oversight. Moreover, the separation of the Chairman of the Board and President and Chief Executive Officer will allow the President and Chief Executive Officer to better focus on her growing responsibilities of running the Company, enhancing shareholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Patricia S. Smith serves as Chairman of the Board of the Company and Suzanne S. DeFerie serves as President and Chief Executive Officer of the Company. Ms. Smith is independent under the listing requirements of the NASDAQ Stock Market, Inc.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing the Company. Senior management attends Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and the independent members of the Board of Directors work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and regular meetings of independent directors.

Corporate Governance Policy

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operations of the Board of Directors; the establishment and operation of Board committees; succession planning; convening executive sessions of independent directors; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the President and Chief Executive Officer.

Committees of the Board of Directors

The following table identifies our standing committees and their members. All members of each committee are independent in accordance with the listing requirements of the NASDAQ Stock Market, Inc. Each committee operates under a written charter that is approved by the Board of Directors and that governs its composition, responsibilities and operation. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Investor Relations section of our website (http://ir.ashevillesavingsbank.com/govdocs.aspx?iid=4289733).

Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
John B. Dickson	X*		
Suzanne S. DeFerie			
John B. Gould	X	X*	
Leslie D. Green		X	
Kenneth E. Hornowski		X	X*
Stephen P. Miller.		X	
Patricia S. Smith	X	X	X
Wyatt S. Stevens	X		X
Number of Meetings in 2012	*6*	*6*	*3*

* Denotes Chairperson

Audit Committee. The Board of Directors has a separately-designated standing Audit Committee established in accordance with the Securities Exchange Act of 1934, as amended. The Audit Committee is responsible for providing oversight relating to our consolidated financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the Board. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Company's Board of Directors has designated John B. Dickson and Patricia S. Smith as audit committee financial experts under the rules of the Securities and Exchange Commission.

Compensation Committee. The Compensation Committee approves the compensation objectives for the Company and the Bank, establishes the compensation for the Company's and Bank's senior management and conducts the performance review of the President and Chief Executive Officer. The Compensation Committee reviews all components of compensation, including salaries, cash incentive plans, long-term incentive plans and various employee benefit matters. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Committee also assists the Board of Directors in evaluating potential candidates for executive positions.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board of Directors in: (1) identifying individuals qualified to become Board members, consistent with criteria approved by the Board; (2) recommending to the Board the director nominees for the next annual meeting; (3) implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to corporate governance guidelines; (4) leading the Board in its annual review of the Board's performance; and (5) recommending director nominees for each committee.

Minimum Qualifications for Director Nominees. The Nominating and Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board of Directors or committee governing documents.

If a candidate is deemed eligible for election to the Board of Directors, the Nominating and Corporate Governance Committee will then evaluate the following criteria in selecting nominees:

- contributions to the range of talent, skill and expertise of the Board of Directors;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the shareholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;
- independence as that term is defined under applicable Securities and Exchange Commission and stock exchange listing criteria; and
- current equity holdings in the Company.

The Nominating and Corporate Governance Committee also will consider any other factors it deems relevant, including diversity, competition, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating and Corporate Governance Committee will consider and review an existing director's attendance and performance at Board meetings and at meetings of committees on which he or she serves; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating and Corporate Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating and Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Bank. The Nominating and Corporate Governance Committee will also consider director candidates recommended by shareholders according to the policy and procedures set forth below.

In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the criteria set forth above. If such individual fulfills these criteria, the Nominating and Corporate Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Considerations of Recommendations by Shareholders. The policy of the Nominating and Corporate Governance Committee is to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders. To submit a recommendation of a director candidate to the Nominating and Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating and Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the shareholder making the recommendation, the name and address of such shareholder as they appear on the Company's books; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of shareholders, the recommendation must be received by the Nominating and Corporate Governance Committee at least 120 calendar days before the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

During the fiscal year ended December 31, 2012, the Board of Directors of the Company held thirteen meetings, and the Board of the Directors of the Bank held twelve meetings. No director attended fewer than 75% of the total meetings of the Company's or the Bank's Board of Directors and the respective committees on which such director served during fiscal 2012.

Director Attendance at the Annual Meeting of Shareholders

The Board of Directors encourages each director to attend the Company's annual meeting of shareholders and all of the Company's directors attended the Company's 2012 annual meeting of shareholders.

Code of Ethics and Business Conduct

The Company has adopted a code of ethics and business conduct which applies to all of the Company's and the Bank's directors, officers and employees. A copy of the code of ethics and business conduct is available to shareholders in the Investor Relations portion of our website (http://ir.ashevillesavingsbank.com/govdocs.aspx?iid=4289733).

REPORT OF THE AUDIT COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm for 2012 is responsible for expressing opinions on the conformity of the Company's financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed pursuant to Statement on Auditing Standards No. 61, as amended (AICPA Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T as well as other relevant standards, including the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board and has discussed with the independent registered public accounting firm the Firm's independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its reports, expressed unqualified opinions on the conformity of the Company's consolidated financial statements to generally accepted accounting principles and on the Company's internal control over financial reporting. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's consolidated financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission. The Audit Committee also has approved, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

Audit Committee of the Board of Directors

John B. Dickson, Chairperson
John B. Gould
Patricia S. Smith
Wyatt S. Stevens

DIRECTOR COMPENSATION

The following table provides the compensation received by individuals who served as directors, and who were not also named executive officers, of ASB Bancorp during the 2012 fiscal year.

	Fees Earned or Paid in Cash	All Other Compensation (1)	Total
John B. Dickson	$ 23,750	$ 10,228	$ 33,978
John B. Gould	40,337	4,789	45,126
Leslie D. Green	22,350	5,926	28,276
Kenneth E. Hornowski	23,750	3,795	27,545
Stephen P. Miller	22,025	6,076	28,101
Patricia S. Smith	50,375	10,076	60,451
Wyatt S. Stevens	23,750	3,266	27,016

(1) Represents long-term care insurance premium payments.

Director Deferred Compensation Plans

The Bank and the Company maintain two (2) non-qualified deferred compensation plans that provide members of the Board of Directors and certain eligible officers with the opportunity to defer compensation earned for services to the Company and the Bank until separation of service or a fixed date. The Officers and Directors Deferred Compensation Plan allows participants to invest their deferrals in a variety of mutual fund investments and the Stock-Based Deferral Plan invests participant deferrals in Company common stock. All non-employee directors currently participate in the Officers and Directors Deferred Compensation Plan and all of our non-employee directors, except Messrs. Dickson and Miller, participate in the Stock-Based Deferral Plan.

Cash Retainer and Meeting Fees for Non-Employee Directors

The following table sets forth the applicable retainers and fees that will be paid to our directors for their service on the Board of Directors of the Bank during the fiscal year ending December 31, 2013. Directors do not receive any additional fees for their service on the Board of Directors of the Company.

Annual Retainer for Chairman of the Board	$ 22,200
Annual Retainer for Vice Chairman of the Board	16,650
Annual Retainer of All Other Board Members	11,100
Board Meeting Fee for Chairman of the Board	1,300
Board Meeting Fee for Vice Chairman of the Board	975
Board Meeting Fee for All Other Board Members	650
Committee Meeting Fee for All Directors	350

STOCK OWNERSHIP

The following table provides information as of April 4, 2013 about the persons, other than directors and executive officers, known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding (1)
Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	514,570 (2)	9.7%
Stilwell Value LLC Joseph Stilwell Stilwell Value Partners II, L.P. Stilwell Value Partners V, L.P. Stilwell Value Partners VII, L.P. Stilwell Partners, L.P. Stilwell Associates, L.P. Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P. Stilwell Advisors LLC 111 Broadway, 12th Floor New York, New York 10006	497,500 (3)	9.4%
Firefly Value Partners, LP Ryan Heslop Ariel Warszawski FVP GP, LLC Firefly Management Company GP, LLC FVP Master Fund, L.P. 551 Fifth Avenue, 36th Floor New York, New York 10176	481,770 (4)	9.1%
Asheville Savings Bank, S.S.B. Employee Stock Ownership Plan Trust 11 Church Street Asheville, North Carolina 28801	446,764 (5)	8.4%

(1) Based on 5,305,323 shares of the Company's common stock outstanding and entitled to vote as of April 4, 2013.
(2) Based on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on February 14, 2013.
(3) Based on a Schedule 13F filed with the U.S. Securities and Exchange Commission on February 14, 2013.
(4) Based on notification from the beneficial owners received on April 2, 2013.
(5) As of April 4, 2013, 38,737 shares have been allocated to participants' ESOP accounts.

The following table provides information about the shares of Company common stock that may be considered to be owned by each director or nominee for director of the Company, by the executive officers and by all directors, nominees for director and executive officers of the Company as a group as of April 4, 2013. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown and none of the named individuals has pledged his or her shares.

Name	Number of Shares Owned (1)(2)(3)(4)	Percentage of Common Stock Outstanding
Directors:		
John B. Dickson	19,000 (5)	*
Suzanne S. DeFerie	83,844 (6)	1.6%
John B. Gould	35,002 (7)	*
Leslie D. Green	24,000 (8)	*
Kenneth E. Hornowski	19,450	*
Stephen P. Miller	27,500 (9)	*
Patricia S. Smith	36,191	*
Wyatt S. Stevens	14,167	*
Executive Officers Who Are Not Directors:		
Kirby A. Tyndall	37,086	*
David A. Kozak	32,005	*
Fred A. Martin	26,951	*
Vikki D. Bailey	15,937	*
All Directors and Executive Officers as a Group (12 persons)	371,133	7.0%

* Represents less than 1.0% of the 5,305,323 common shares outstanding as of the April 4, 2013 record date.

(1) Includes shares held under the Asheville Savings Bank Retirement Savings Plan as follows: Ms. DeFerie — 25,903 shares; Mr. Kozak — 3,386 shares; and Ms. Bailey — 178 shares.

(2) Includes shares allocated under the Bank's employee stock ownership plan as follows: Ms. DeFerie — 1,559 shares; Mr. Tyndall — 1,086 shares; Mr. Kozak — 1,119 shares; Mr. Martin — 951 shares; and Ms. Bailey 759 shares.

(3) Includes shares allocated under the Company's stock-based deferral plan as follows: Mr. Gould — 8,860 shares; Ms. Green — 7,500 shares; Dr. Hornowski — 10,450 shares; Ms. Smith — 2,241 shares; and Mr. Stevens — 5,167 shares.

(4) Includes unvested shares of restricted stock held under the Company's 2012 Equity Incentive Plan as follows: Mr. Dickson — 9,000 shares; Ms. DeFerie — 51,382 shares; Mr. Gould — 10,000 shares; Ms. Green — 9,000 shares; Dr. Hornowski — 9,000 shares; Mr. Miller — 9,000 shares; Ms. Smith — 11,000 shares; Mr. Stevens — 9,000 shares; Mr. Tyndall — 26,000 shares; Mr. Kozak — 26,000 shares; Mr. Martin — 21,000 shares; Ms. Bailey — 15,000 shares.

(5) Includes 5,000 shares held by Mr. Dickson's spouse.

(6) Includes 5,000 shares held by Ms. DeFerie's spouse.

(7) Includes 1,598 shares held by Mr. Gould's spouse's individual retirement account.

(8) Includes 7,500 shares held by Ms. Green's spouse.

(9) Includes 17,500 shares held in trust by Mr. Miller's spouse.

ITEMS OF BUSINESS TO BE VOTED ON BY SHAREHOLDERS

Item 1 — Election of Directors

The Company's Board of Directors consists of eight members. The Board is divided into three classes with three-year staggered terms, with one-third of the directors elected each year. Three directors will be elected at the annual meeting to serve for a three-year term or until their respective successors have been elected and qualified. The nominees for election are Suzanne S. DeFerie, Leslie D. Green and Wyatt S. Stevens. All of the nominees are currently directors of the Company and the Bank.

Unless you indicate on the proxy card that your shares should not be voted for certain nominees, the Board of Directors intends that the proxies solicited by it will be voted for the election of each of the Board's nominees. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, we know of no reason why any nominee might be unable to serve.

The Board of Directors recommends that shareholders vote "FOR" the election of all of the nominees.

Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2012. The starting year of service as director relates to service on the Board of Directors of the Bank.

Board Nominees for Terms Ending in 2016

Suzanne S. DeFerie has served as President and Chief Executive Officer of the Bank since January 2008 and has served as President and Chief Executive Officer of the Company since its formation in May 2011. Prior to that, Ms. DeFerie was Executive Vice President and Chief Financial Officer of the Bank from October 1991 to December 2007. Age 56. Director since 2008.

Ms. DeFerie's extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board of Directors with valuable insight regarding the business and operations of the Company and the Bank. Ms. DeFerie's knowledge of all aspects of the Company's and the Bank's business and history, combined with her success and strategic vision, support her service as our President and Chief Executive Officer.

Leslie D. Green is a community volunteer. Age 55. Director since 1998.

As a result of her extensive contributions to community organizations such as the Mission Hospital Ambassador Program, Leadership Asheville and the Asheville Junior League, Ms. Green provides the Board of Directors with numerous opportunities to continue to serve the local community. She is also is a strong advocate of the Company and the Bank through her widespread civic and community involvement.

Wyatt S. Stevens is an attorney and shareholder with the law firm of Roberts & Stevens, P.A. Age 43. Director since 2004.

As a practicing attorney, Mr. Stevens effectively provides the Board of Directors with important knowledge and insight necessary to assess the legal issues inherent to the business of the Company and the Bank. Mr. Stevens also serves in extensive leadership roles in community organizations.

Directors Continuing in Office

The following directors have terms ending in 2014:

Patricia S. Smith serves as chairman of the Company's and the Bank's Board of Directors and is the retired President and Executive Director of the Community Foundation of Western North Carolina, a nonprofit organization that promotes philanthropy in western North Carolina. Age 66. Director since 1996.

Ms. Smith's strong ties to the community, through her former role as President and Executive Director of the Community Foundation of Western North Carolina, provide the Board of Directors with opportunities to continue to serve the local community. She is also is a strong advocate of the Company and the Bank through her current involvement with local civic and community organizations.

Stephen P. Miller is President of GenSpan, Inc. Mr. Miller served as Executive Vice President of The Biltmore Company, a company designed to promote tourism in Western North Carolina, from 1977 until his retirement in June 2011. Age 58. Director since 1999.

Mr. Miller's strong ties to the community, through his work with The Biltmore Company, provide the Board of Directors with valuable insight regarding the local business and consumer environment. He also is a strong advocate of the Company and the Bank through his civic and community involvement.

The following directors have terms ending in 2015:

John B. Dickson served as President and Chief Executive Officer of the Bank from 1990 until his retirement in December 2007. Age 68. Director since 1990.

Mr. Dickson's extensive knowledge of the Bank's operations, along with his former experience in the local banking industry and involvement in business and civic organizations in the communities that we serve, affords the Board of Directors with valuable insight regarding the business and operations of the Company and the Bank.

John B. Gould is Vice Chairman of the Company's and Bank's Board of Directors and has served as the President of Cason Companies, Inc., a petroleum and building supplies company, since 1976. In addition, Mr. Gould has been the managing member of Gould Properties, LLC, a real estate leasing company, since 2008. Age 60. Director since 1997.

Mr. Gould's background offers the Board of Directors substantial small company management experience, specifically within the region in which the Bank conducts its business, and provides the Board of Directors with valuable insight regarding the local business and consumer environment. In addition, Mr. Gould's background provides the Board of Directors with critical experience in certain real estate matters, which are essential to the business of the Bank.

Dr. Kenneth E. Hornowski is a retired local dentist and has served as an adjunct professor of dentistry at the University of North Carolina at Chapel Hill since 2001. Age 61. Director since 1998.

Dr. Hornowski's strong ties to the community, through his former dental practice and his academic contributions to the University of North Carolina at Chapel Hill, provide the Board of Directors with opportunities to continue to serve the local community. He also is a strong advocate of the Company and the Bank through his civic and community involvement.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors selected Dixon Hughes Goodman LLP to be the Company's independent registered public accounting firm for fiscal 2013, subject to ratification by stockholders. A representative of Dixon Hughes Goodman LLP is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the selection of the independent registered public accounting firm is not approved by a majority of the votes cast, the Audit Committee of the Board of Directors will consider other independent registered public accounting firms.

The Board of Directors recommends that shareholders vote "FOR" the ratification of the selection of the independent registered public accounting firm.

Audit Fees. The following table sets forth the fees paid by the Company and the Bank to Dixon Hughes Goodman LLP for the fiscal years ended December 31, 2012 and 2011.

	2012	2011
Audit fees (1)	$ 215,472	$ 144,900
Audit related fees (2)	58,866	161,995
Tax fees (3)	21,470	22,828
All other fees	—	—

(1) Includes fees for the audit of the consolidated financial statements, accounting research related to the audit, and review of the interim financial information contained in the Company's Quarterly Reports on Form 10-Q and the Company's and Bank's other regulatory reports.

(2) Includes fees for the audits of employee benefit plans. For 2011, audit related fees also included fees for audit related services performed in connection with the Bank's 2011 mutual to stock conversion and the Company's related initial public offering.

(3) Includes fees for tax compliance services, including preparation of federal and state income tax returns and tax payment and planning advice.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm. The Company's Audit Committee has adopted a policy for approval of audit and permitted non-audit services by the Company's independent registered public accounting firm. The Audit Committee will consider annually and approve the provision of audit services by the independent registered public accounting firm and, if appropriate, approve the provision of certain defined audit and non-audit services. The Audit Committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements.

Any proposed specific engagement may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee or one or more of its members. The member or members to whom such authority is delegated shall report any specific approval of services at its next regular meeting. The Audit Committee will regularly review summary reports detailing all services being provided to the Company by its independent registered public accounting firm. During the year ended December 31, 2012, the audit related fees, tax fees and all other fees set forth above were approved by the Audit Committee.

Item 3 — Advisory Vote on the Approval of Compensation of the Named Executive Officers

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires, among other things, that the Company permit a non-binding advisory vote on the compensation of its named executive officers, as described in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in this proxy statement.

We believe that our executive compensation policies and procedures are strongly aligned with the long-term interests of our shareholders. We also believe that levels of compensation received by our senior executive officers are fair, reasonable and within the ranges of compensation paid by comparable financial institutions to similarly situated executives.

This proposal, commonly known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to endorse or not endorse the Company's executive compensation program and policies through the following resolution:

> "Resolved, that the Company's stockholders approve the compensation paid to the Company's named executive officers, as described in the Compensation Discussion and Analysis and compensation tables and narrative disclosure in this proxy statement."

Because the vote is advisory, it will not be binding upon the Company or its Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors recommends that shareholders vote "FOR" approval of the compensation of the named executive officers.

Item 4 — Advisory Vote on the Frequency of "Say on Pay" Votes

The Dodd-Frank Act requires that the Company provide shareholders with the opportunity to cast a non-binding, advisory vote on their preference as to how frequently the Company should conduct an advisory "say on pay" vote in its proxy materials for future annual shareholder meetings (or any special shareholder meeting for which the Company must include executive compensation information in the proxy statement for that meeting).

Under this proposal, you may vote to have a "say on pay" vote take place every year, every two years or every three years. You may also choose to abstain. Item 3 above is a "say on pay" vote that is being voted on at this year's annual shareholder meeting. Under Item 4, if you vote "every year," a "say on pay" vote similar to Item 3 above will be included in the proxy statement every year as opposed to the other alternatives of having such a vote every two years or every three years.

The board of directors believes it is important to give shareholders the opportunity to vote every year on the Company's executive compensation program, and therefore recommends that shareholders vote for "every year."

The Board of Directors recommends that shareholders vote to hold an advisory vote on the compensation of the Company's named executive officers "Every Year."

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion provides a description of our decision making process and philosophy for compensating our named executive officers in 2012. This discussion also describes the material components of each named executive officers' 2012 total compensation packages and details the reasoning behind the decisions made. This discussion should be read together with the compensation tables for our named executive officers located in the *"Executive Compensation"* section of this proxy statement.

Our 2012 named executive officers were:

Suzanne S. DeFerie, *President and Chief Executive Officer*
Kirby A. Tyndall, *Executive Vice President and Chief Financial Officer*
David A. Kozak, *Executive Vice President and Chief Lending Officer*
Fred A. Martin, *Executive Vice President and Chief Information Officer*
Vikki D. Bailey, *Executive Vice President and Chief Retail Officer*

Executive Summary

It is the intent of the Compensation Committee to provide our named executive officers with a total compensation package that is market competitive, promotes the achievement of our strategic objectives and is aligned with operating and other performance metrics to support long-term stockholder value. Consistent with the terms of its charter, the Compensation Committee reviews our executive compensation program annually to ensure that the program incorporates features that mitigate potential for risk taking. In addition to providing our named executive officers with competitive benefits, we also encourage stock ownership.

Compensation Philosophy

Our compensation philosophy starts from the premise that our success depends, in large part, on the dedication and commitment of the people we place in key operating positions to drive our business strategy. We strive to satisfy the demands of our business model by providing our management team with incentives tied to the successful implementation of our business objectives. However, we recognize that we operate in a competitive environment for talent. Therefore, our approach to compensation considers the full range of compensation techniques that enable us to compare favorably with our peers as we seek to attract and retain key personnel.

We base our compensation decisions on the following principles:

- *Meeting the Demands of the Market* – Our goal is to compensate our employees at competitive levels that position us as the employer of choice among our peers who provide similar financial services in the markets we serve.

- *Driving Performance* – We structure our short-term and long-term incentive compensation plans around the attainment of corporate performance goals that return positive results to our bottom line.

- *Reflecting our Business Philosophy* – Our approach to compensation reflects our values and the way we do business in the communities we serve.

- *Aligning with Stockholders* – With the adoption of our 2012 Equity Incentive Plan, we will use equity compensation as a key component of our compensation mix to develop a culture of ownership among our key personnel and to align their individual financial interest with the interests of our stockholders.

Role of Compensation Committee

Our Compensation Committee has been charged with the responsibility for establishing, implementing and monitoring adherence to our compensation philosophy and assuring the named executive officers are effectively compensated in a manner which is internally equitable and externally competitive. See *"Peer Group"* for a list of peer institutions.

The Compensation Committee reviews all of the elements of compensation for our named executive officers annually to ensure that the mix of benefits accurately reflects our compensation philosophy. The Compensation Committee operates under a written charter that establishes its responsibilities. The Compensation Committee reviews the charter annually to ensure that the scope of the charter is consistent with the Compensation Committee's role. A copy of our Compensation Committee Charter can be found on our web site (http://ir.ashevillesavingsbank.com/govdocs.aspx?iid=4289733).

Role of Management

Our Chief Executive Officer and Human Resources Manager develop recommendations, with the assistance of outside compensation consultants, regarding the appropriate mix and level of compensation that should be provided to our named executive officers and directors. The Chief Executive Officer develops recommendations for the other named executive officers and the Compensation Committee, with Board approval, determines our Chief Executive Officer's compensation package. The management recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The Chief Executive Officer meets with the Compensation Committee to discuss the recommendations and also reviews with the Committee her recommendations concerning the compensation of our named executive officers. Our Chief Executive Officer does not participate in Committee discussions relating to her compensation.

Role of the Compensation Consultant

In 2012, the Compensation Committee retained the services of ChaseCompGroup, LLC, an independent compensation consulting firm, to conduct the annual executive compensation review for its named executive officers. The review provided the compensation committee with compensation information that allowed the Committee to view our executive compensation program in light of the compensation programs provided by our peers. See *"— Peer Group"* for a list of our peer institutions.

A representative from ChaseCompGroup, LLC attended one Compensation Committee meeting during the 2012 fiscal year. While the Compensation Committee considers input from ChaseCompGroup, LLC when making compensation decisions, the Committee's final decisions reflect many factors and considerations.

Peer Group

For 2012, ChaseCompGroup, LLC, with the assistance of Asheville Savings Bank's Chief Executive Officer and Human Resources Manager, selected the following financial institutions as a peer group to benchmark compensation levels for our named executive officers. This peer group was presented to the Compensation Committee for approval.

Below is a list of the institutions that made up our peer group for 2011 (used to set 2012 pay) and 2012 (used to assess competitiveness of 2012 pay and set 2013 pay). As noted below, ten banks were added to our peer group from 2011 to 2012. In addition, six banks were deleted from the peer group from 2011 to 2012 due to acquisitions and mergers.

1st Financial Services Corporation *
American National Bankshares, Inc.
Carolina Bank Holdings, Inc.
Crescent Financial Corporation
ECB Bancorp, Inc.
First Capital Bancorp, Inc. *
First Community Corporation *
First Farmers and Merchants Corporation *
First Security Group, Inc. *
First South Bancorp, Inc.
Four Oaks Fincorp, Inc. *
Franklin Financial Corporation
Jefferson Bancshares, Inc. *
National Bankshares, Inc.
New Century Bancorp, Inc.
New Peoples Bankshares, Inc. *
North State Bancorp
Palmetto Bancshares, Inc.
Peoples Bancorp of North Carolina, Inc.
Southern First Bancshares, Inc.
Uwharrie Capital Corp. *
Valley Financial Corporation
Village Bank and Trust Financial Corp. *

*Added to peer group in 2012.

In our total compensation analysis for 2012, we used a peer group of 23 publicly traded banks. Our compensation consultant focused on banks with assets between $520 million and $1.3 billion as of December 31, 2011 located in medium-sized metropolitan areas in non-coastal North Carolina, South Carolina, and central Virginia, positioning us at approximately the 55th percentile of our peer group.

Compensation Elements

The following elements made up the fiscal 2012 compensation program for our named executive officers.

Element	Form of Compensation	Purpose	Performance Criteria
Base salary	Cash	Provides a competitive level of fixed compensation that attracts and retains skilled management	Each individual officer's performance and contribution to Asheville Savings Bank
Incentive compensation (Management Incentive Plan)	Cash	Provides additional compensation to enhance the Bank's performance and to attract and retain skilled management	On an annual basis, Asheville Savings Bank sets aside a pool of funds and distributes the funds based on each participant's achievement of individual performance goals
Health and welfare plans		Provides eligibility to receive available health and other welfare benefits paid for, in whole or in part, by Asheville Savings Bank, S.S.B., including broad-based medical, dental, life insurance, long-term care and disability plans	Not performance-based
Non-qualified deferral plan (Officers and Directors Deferral Plan) (1)	Cash deferral plan	Provides management with a mechanism to defer income	Not performance-based
Qualified and non-qualified retirement plans	Cash for pension and 401(k) plan related benefits and Company stock for ESOP	Provides competitive retirement-planning benefits to attract and retain skilled management	Not performance-based

(1) Currently, no named executive officers participate in this plan. With the implementation of our 2012 Equity Incentive Plan, equity compensation will have a role in our executive compensation program in 2013.

Base Salary. Our Compensation Committee sets base salaries for our named executive officers based primarily on:

(1) each individual officer's performance and contribution to our Company;

(2) the Bank's financial performance for the prior year; and

(3) base salaries paid to executive officers at comparable companies.

For 2012, the Committee's information on base salaries at comparable companies comes from a variety of sources including, but not limited to, an external analysis prepared by ChaseCompGroup, LLC. See *"Peer Group"* for information on the peer financial institutions that were used by the Compensation Committee to benchmark base salaries for fiscal 2012.

See *"Executive Compensation — Summary Compensation Table"* for the base salaries paid to our named executive officers in fiscal 2012.

Incentive Compensation Program

Management Incentive Plan ("MIP"). The MIP is intended to provide participants with an incentive to enhance the profitability of Asheville Savings Bank within the constraints of safe, sound banking practices by providing participants with a cash payment if Asheville Savings Bank attains certain corporate performance goals. The Chief Executive Officer of Asheville Savings Bank administers the plan with the consent and approval of the board of directors or its designated committee. Subject to the provisions of the plan, the board of directors has the authority to determine the levels for performance factors and award triggers, to approve incentive awards, interpret the plan and prescribe all rules relating to the plan. The Chief Executive Officer recommends the employees who should participate in the plan each year and the board of directors of Asheville Savings Bank approves their participation in the plan.

The MIP provides for annual payouts. The Compensation Committee, in conjunction with the board of directors, in 2012 established the performance goals for each of our named executive officers on an annual basis, focusing on performance measures that are critical to our growth and profitability. The 2012 MIP targeted four performance measures: (1) corporate net income, (2) asset quality, (3) ending loan balances, and (4) average core deposit balances. The Compensation Committee assigns a weighting to each performance measure. In 2012, the highest weighting was assigned to corporate net income (40%). See the individual scorecards below for the weighting given to each of the performance goals.

The minimum, target and maximum levels are then linked to an incentive opportunity that is calculated based on each executive's base salary and position in Asheville Savings Bank. Based on the economic environment, reduced earnings, and consistent with management recommendations for the 2011 MIP, management recommended a 50% reduction in the payout percentages of salary for all MIP participants during 2012. For example, Ms. DeFerie's incentive opportunities ranged from 11.3% of base pay at the minimum level, 22.5% of base pay at the target level and 33.8% of base pay at the maximum level.

To be eligible to receive an MIP payout, plan participants must be employed by Asheville Savings Bank on the last day of the plan year. However, the Compensation Committee, in its sole discretion, may pay awards on a pro rata basis if the named executive officers are not employed as of the payment date due to retirement or disability. Before MIP awards are distributed, our board of directors, or its designated committee, must approve the awards and our external auditors must confirm that all of the corporate goals, as set forth in the tables below, have been satisfied.

2012 Management Incentive Plan Awards

The following tables set forth the performance measures and the weight given to each measure for each named executive officer. The tables also illustrate the threshold, target and maximum levels of incentive compensation each named executive was eligible to earn upon the achievement of each of the noted goals. The board of directors can also exercise negative discretion and make no payments under the Plan despite the satisfaction of the noted performance goals. All of the named executive officers participated in the 2012 MIP. See *"Executive Compensation—Summary Compensation Table"* for details on MIP awards earned in 2012.

Suzanne S. DeFerie, *President and Chief Executive Officer*		**Payment Range as a Percentage of Base Salary**			**2012**	**Bank Performance Goals** *($ in thousands)*		
Bank Objective:	**Weight**	**Minimum (11.3%)**	**Target (22.5%)**	**Maximum (33.8%)**	**Actual Payout**	**Minimum**	**Target**	**Maximum**
Net income before incentive	40%	$ 13,685	$ 27,249	$ 40,934	$ —	$ 2,200	$ 2,200	$ 3,299
Asset quality	35%	11,975	23,843	35,818	21,882	5.87%	4.89%	3.91%
Ending loan balances	15%	5,132	10,218	15,350	—	$ 297,782	$ 297,782	$ 446,672
Average core deposit balances	10%	3,421	6,812	10,234	6,864	356,670	361,543	542,314
Totals	100%	$ 34,213	$ 68,122	$ 102,336	$ 28,746			

Kirby A. Tyndall,
Executive Vice President and Chief Financial Officer

Bank Objective:	Weight	Payment Range as a Percentage of Base Salary Minimum (8.8%)	Target (17.5%)	Maximum (26.3%)	2012 Actual Payout	Bank Performance Goals ($ in thousands) Minimum	Target	Maximum
Net income before incentive	40%	$ 6,054	$ 12,040	$ 18,094	$ —	$ 2,200	$ 2,200	$ 3,299
Asset quality	35%	5,298	10,535	15,833	9,670	5.87%	4.89%	3.91%
Ending loan balances	15%	2,270	4,515	6,785	—	$ 297,782	$ 297,782	$ 446,672
Average core deposit balances	10%	1,514	3,010	4,524	3,033	356,670	361,543	542,314
Totals	100%	$ 15,136	$ 30,100	$ 45,236	$ 12,703			

David A. Kozak,
Executive Vice President and Chief Lending Officer

Bank Objective:	Weight	Payment Range as a Percentage of Base Salary Minimum (8.8%)	Target (17.5%)	Maximum (26.3%)	2012 Actual Payout	Bank Performance Goals ($ in thousands) Minimum	Target	Maximum
Net income before incentive	40%	$ 6,054	$ 12,040	$ 18,094	$ —	$ 2,200	$ 2,200	$ 3,299
Asset quality	35%	5,298	10,535	15,833	9,670	5.87%	4.89%	3.91%
Ending loan balances	15%	2,270	4,515	6,785	—	$ 297,782	$ 297,782	$ 446,672
Average core deposit balances	10%	1,514	3,010	4,524	3,033	356,670	361,543	542,314
Totals	100%	$ 15,136	$ 30,100	$ 45,236	$ 12,703			

Fred A. Martin,
Executive Vice President and Chief Information Officer

Bank Objective:	Weight	Payment Range as a Percentage of Base Salary Minimum (8.8%)	Target (17.5%)	Maximum (26.3%)	2012 Actual Payout	Bank Performance Goals ($ in thousands) Minimum	Target	Maximum
Net income before incentive	40%	$ 5,104	$ 10,150	$ 15,254	$ —	$ 2,200	$ 2,200	$ 3,299
Asset quality	35%	4,466	8,881	13,347	8,152	5.87%	4.89%	3.91%
Ending loan balances	15%	1,914	3,806	5,720	—	$ 297,782	$ 297,782	$ 446,672
Average core deposit balances	10%	1,276	2,538	3,814	2,557	356,670	361,543	542,314
Totals	100%	$ 12,760	$ 25,375	$ 38,135	$ 10,709			

Vikki D. Bailey,
Executive Vice President and Chief Retail Officer

Bank Objective:	Weight	Payment Range as a Percentage of Base Salary Minimum (6.3%)	Target (12.5%)	Maximum (18.8%)	2012 Actual Payout	Bank Performance Goals ($ in thousands) Minimum	Target	Maximum
Net income before incentive	40%	$ 2,863	$ 5,681	$ 8,545	$ —	$ 2,200	$ 2,200	$ 3,299
Asset quality, branches	10%	716	1,420	2,136	2,136	1.81%	1.51%	1.20%
Ending loan balances, branches	25%	1,790	3,551	5,340	—	$ 68,414	$ 68,414	$ 102,621
Average core deposit balances	25%	1,790	3,551	5,340	3,578	356,670	361,543	542,314
Totals	100%	$ 7,159	$ 14,203	$ 21,361	$ 5,714			

Health and Welfare Plans

Our health and welfare benefit plans are open to all full-time employees. Generally, under each plan, our named executive officers receive either the same benefit as all other salaried employees or a benefit that is exactly proportional, as a percentage of salary, to the benefits that others receive. In addition, Asheville Savings Bank also provides a long-term disability income replacement benefit to all employees equal to 60% of base salary. Our named executive officers are entitled to an additional 15% which results in providing our officers with a 75% income replacement benefit in the event of a disability. A bank-paid long-term care insurance policy is provided to named executive officers, Ms. DeFerie, Mr. Tyndall, Mr. Kozak and Mr. Martin. As of 2012, this plan has been frozen to new participants.

Retirement Plans

401(k) Plan. Participation in our tax-qualified 401(k) plan is available to all of our employees who meet minimum eligibility requirements. This plan allows our employees to save money for retirement in a tax-advantaged manner. Asheville Savings Bank matches 100% of the first 3% a participant defers into the plan and 50% of the next 2%. All of the named executive officers have elected to participate in the 401(k) plan, except for Mr. Martin.

Employee Stock Ownership Plan (ESOP). Participation in our tax qualified ESOP is available to all of our employees over the age of 21 with at least one year of service and 1,000 hours of service per year. The plan provides our employees with the opportunity to accumulate a retirement benefit in our common stock at no cost to the employees. All of the named executive officers participate in the ESOP.

Defined Benefit Plan. Participants in Asheville Savings Bank's defined benefit pension plan receive retirement benefits based on a participant's years of service and average compensation over all years of service with Asheville Savings Bank. Participants are 100% vested in their pension plan benefits after five years of service. The Pension Plan was frozen to new participation effective January 1, 2010 and the plan's benefit accruals for future services were frozen effective March 31, 2013. The decision to freeze the Pension Plan for eligibility and future accruals was based on an analysis of the total costs associated with the Bank's retirement program, including the implementation of the ESOP in connection with the Bank's mutual to stock conversion.

Non-Qualified Defined Benefit Pension Plan. Our non-qualified defined benefit pension plan (the "Excess Plan") is intended to provide supplemental retirement benefits to a select group of management or highly compensated employees. The plan is intended to comply with the requirements of Section 409A of the Internal Revenue Code and is to be construed and interpreted in accordance with the requirements of Section 409A and the regulations and guidance issued thereunder. Participants are entitled to an accrued benefit under the Excess Plan equal to the difference between the accrued benefit under our tax-qualified Defined Benefit Pension Plan without regard to the limits imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code on compensation and the actual accrued benefit under the Defined Benefit Pension Plan. Participants vest in their Excess Plan benefit in accordance with the vesting schedule in the Defined Benefit Pension Plan. Generally, participants may elect the form of annuity payment under the Excess Plan. As of December 31, 2012, Ms. DeFerie was the only active named executive officer participating in the Excess Plan. The Non-qualified Pension Plan was frozen to new participation effective January 1, 2010 and the plan's benefit accruals for future services was frozen effective March 31, 2013. The decision to freeze the Pension Plan for eligibility and future accruals was based on an analysis of the total costs associated with the Bank's retirement program, including the implementation of the ESOP in connection with the Bank's mutual to stock conversion.

Our retirement plans and arrangements are consistent with the arrangements provided to senior executive officers in the banking industry and assist us in attracting and retaining top talent by providing executives with financial security in retirement.

Equity Incentive Plan

In 2012, our shareholders approved the ASB Bancorp, Inc. Equity Incentive Plan. The plan provides for the grant of restricted stock and stock options to eligible employees and members of our Board of Directors. Our Compensation Committee has developed a long-term incentive program that uses our equity incentive plan to align the interests of our directors and named executive officers with our stockholders and focuses our executives on long-term sustained performance through the grant of stock options and restricted stock. Consistent with our compensation philosophy, in February 2013, our Compensation Committee awarded each of our named executive officers stock options and restricted stock under our 2012 Equity Incentive Plan. These awards vest ratably over a five-year period.

Stock Compensation Grant and Award Practices; Timing Issues

The Compensation Committee considers whether to make stock option grants and/or award other forms of equity on an annual basis based on the shares available under the Company's Equity Incentive Plan and the regulatory limits imposed on equity awards. The Compensation Committee's process with respect to the determination of grant dates or the stock option exercise prices is made after carefully considering our timing of earnings releases and/or other material nonpublic information to ensure that there is no manipulation of the market to the executive's benefit. The Compensation Committee's decisions are reviewed and ratified by the full Board of Directors. ASB Bancorp never times the release of material nonpublic information to affect the value of executive compensation. In general, the release of such information reflects established timetables for the disclosure of material nonpublic information such as earnings reports or, with respect to other events reportable under federal securities laws, the applicable requirements of such laws with respect to timing of disclosure. In accordance with the Company's Equity Incentive Plan, options are granted at an exercise price equal to the closing price of our common stock on NASDAQ Stock Market on the date of grant.

Stock Ownership Guidelines

The Board of Directors of ASB Bancorp, Inc. (the "Company") believes that it is in the best interest of the Company and its shareholders to align the personal financial interests of the Company's directors and officers with those of shareholders of the Company. As such, the Board of Directors implemented stock ownership guidelines in the first quarter of 2013 for our directors and named executive officers that allow our directors and named executive officers to satisfy the guidelines within a three year period. The guidelines are based on multiples of annual compensation and all directors and named executive officers currently meet the guidelines, with the exception of Ms. Bailey, who was recently promoted and subjected to these guidelines.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed the Compensation Discussion and Analysis that is required by the rules established by the Securities and Exchange Commission. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. See *"Compensation Discussion and Analysis."*

Compensation Committee of the Board of Directors

John B. Gould, Chairperson
Leslie D. Green
Kenneth E. Hornowski
Stephen P. Miller
Patricia S. Smith

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for the principal executive officer, the principal financial officer and the next three most highly compensated executive officers of the Company whose total compensation for the year ended December 31, 2012 exceeded $100,000. These individuals are referred to in this proxy statement as the Company's "named executive officers."

Name and Principal Position	Year	Salary	Bonus (1)	Non-Equity Incentive Compensation Plan	Change in Pension Value And Nonqualified Deferred Compensation Earnings (2)	All Other Compensation (3)	Total
Suzanne S. DeFerie	2012	$ 302,769	$ —	$ 28,746	$ 203,202	$ 43,081	$ 577,798
President and	2011	285,631	—	—	117,468	24,278	427,377
Chief Executive Officer	2010	265,631	—	—	139,433	21,603	426,667
Kirby A. Tyndall (4)	2012	172,000	—	12,703	—	38,324	223,027
Executive Vice President	2011	163,000	—	—	—	19,739	182,739
and Chief Financial Officer	2010	110,000	—	—	—	1,054	111,054
David A. Kozak (5)	2012	172,000	—	12,703	15,923	38,650	239,276
Executive Vice President	2011	165,000	—	—	10,131	17,348	192,479
and Chief Lending Officer	2010	160,000	—	—	8,727	14,577	183,304
Fred A. Martin	2012	145,000	—	10,709	16,906	27,759	200,374
Executive Vice President	2011	140,000	—	—	9,399	7,256	156,655
and Chief Information Officer	2010	120,000	—	—	8,922	7,256	136,178
Vikki D. Bailey (6)	2012	117,184	—	5,714	84,675	17,627	225,200
Executive Vice President	2011	113,317	—	—	50,893	9,278	173,488
and Chief Retail Officer	2010	110,397	—	8,261	60,298	7,103	186,059

(1) Bonus amounts earned in 2012 were made under our Management Incentive Plan and are reported in the "Non-Equity Incentive Compensation" column.

(2) Represents the aggregate year over year change in the actuarial present value of the accumulated benefit under all defined benefit plans, including supplemental plans, as of December 31, 2012. For 2012 and 2011, the most significant portion of the change in value is due to a decrease in the discount rate assumptions used in the tax-qualified defined benefit plan's actuarial calculation. See footnote 2 to the defined benefit plan table included in *"— Retirement Benefits"* for additional information.

(3) Includes 401(k) Plan matching contribution in the amount of $11,399 for Ms. DeFerie and executive long-term care insurance premiums in the amount of $10,507 for Mr. Tyndall. Also includes the market value of the 2012 ESOP allocation in April 2013 as follows: Ms. DeFerie: $20,097; Mr. Tyndall: $14,119; Mr. Kozak: $14,460; and Mr. Martin: $12,282.

(4) Mr. Tyndall was appointed Executive Vice President and Chief Financial Officer of the Bank effective September 1, 2010. From January 1, 2010 to August 31, 2010, Mr. Tyndall served as Vice President and Finance Special Projects Coordinator of the Bank.

(5) Mr. Kozak was appointed Executive Vice President and Chief Lending Officer of the Bank effective July 16, 2010. From January 1, 2010 to July 15, 2010, Mr. Kozak served as Executive Vice President and Senior Lending Officer of the Bank.

(6) Ms. Bailey was appointed Executive Vice President and Chief Retail Officer of the Bank effective December 1, 2012. From September 1, 2011 to November 30, 2012, Ms. Bailey served as Senior Vice President and Regional Manager of the Bank. From October 1, 2009 to August 31, 2011, Ms. Bailey served as Senior Vice President and Hendersonville Market Executive of the Bank.

Employment Agreements

The Company and the Bank entered into employment agreements with each of Ms. DeFerie and Messrs. Tyndall, Kozak, and Martin effective October 18, 2011. Ms. DeFerie's employment agreement provides for a three-year term, each of Messrs. Tyndall's, Kozak's and Martin's employment agreements provides for a two-year term with a three-year change in control provision. All of the employment agreements are subject to annual renewal by the Board of Directors for an additional year beyond the then-current expiration date. Also, on December, 1, 2012, the Bank entered into a two-year employment agreement with a three-year change in control provision with Ms. Bailey, who was named an executive officer effective December 1, 2012.

The agreements provide the named executive officers with certain post-termination benefits. See *"— Potential Post-Termination Benefits Tables."* Upon termination of employment without cause or for good reason, other than termination in connection with a change in control, each executive will be required to adhere to a one-year non-competition restriction.

Retirement Benefits

The following table sets forth the actuarial present value at December 31, 2012 of Ms. DeFerie's, Mr. Kozak's, Mr. Martin's and Ms. Bailey's accumulated benefit under our defined benefit plans, along with the number of years of credited service under the respective plans. The defined benefit pension plans were frozen to new participants effective December 31, 2009. Therefore, Mr. Tyndall does not participate in our defined benefit pension plans. Ms. DeFerie is the only participant in our non-qualified pension plan.

Name	Plan Name	Number of Years of Credited Service (1)	Present Value of Accumulated Benefit (2)
Suzanne S. DeFerie............	Asheville Savings Bank Employees' Pension Plan	21	$ 807,689
	Asheville Savings Bank Non-Qualified Pension Plan	n/a	272,901
David A. Kozak.................	Asheville Savings Bank Employees' Pension Plan	5	55,361
Fred A. Martin...................	Asheville Savings Bank Employees' Pension Plan	7	57,565
Vikki D. Bailey..................	Asheville Savings Bank Employees' Pension Plan	25	470,871

(1) Represents the number of years of credited service used to determine the benefit under the pension plan.
(2) The present value of each executive's accumulated benefit assumes normal retirement at age 65, the election of a single life form of pension and is based on a 4.34% discount rate for the Employees' Pension Plan and a 3.98% discount rate for the Non-Qualified Pension Plan.

Tax-Qualified Defined Benefit Pension Plan. The Bank's Employees' Pension Plan is a defined benefit tax qualified retirement program that was frozen to new participants in December 2009. The plan provides benefits based on a formula that takes into account a portion of an employee's earnings for each fiscal year, subject to applicable Internal Revenue Service limitations. If a participant elects to retire upon the attainment of age 65, his or her normal retirement benefit will be determined using the following formula: 40% of average compensation as of December 31, 2009, reduced for years of service which are less than 25 years, plus 0.65% of average compensation as of December 31, 2009 in excess of $10,000 multiplied by years of service as of December 31, 2009 (up to a maximum of 25 years), plus 0.5% of post-2009 average compensation multiplied by years of service on or after January 1, 2010, when such years of service combined with years of service as of December 31, 2009 does not exceed 25 years.

With respect to the pension plan, "average compensation" is defined as follows: (i) for years of service completed before January 1, 2009, pay received in 2008; and (ii) for years of service completed after December 31, 2008, pay received during the year in which a participant retires. In no event will average compensation exceed the average of a participant's final five consecutive calendar years of actual compensation. The plan defines compensation as a participant's Form W-2 compensation, including certain applicable pre-tax deductions, up to the Internal Revenue Service limits on compensation.

Non-Qualified Defined Benefit Pension Plan. The Bank maintains a non-qualified defined benefit pension plan to provide participants whose compensation under the Bank's tax-qualified defined benefit pension plan exceeds the limitations established under the Internal Revenue Code to receive a restorative benefit under a non-qualified defined benefit pension plan. Benefits payable under the non-qualified pension plan are equal to the excess of (i) the amount that would be payable in accordance with the terms of the tax-qualified defined benefit pension plan disregarding the limitations imposed pursuant to Sections 401(a)(17) and 415 of the Internal Revenue Code over (ii) the pension benefit actually payable under the tax-qualified defined benefit pension plan taking the Section 401(a)(17) and 415 limitations into account. Ms. DeFerie is the only named executive officer that is accruing a benefit under the non-qualified pension plan. All benefits are payable in the same time and manner as the benefits are paid under the Bank's tax-qualified defined benefit pension plan.

Potential Post-Termination Benefits

Payments Due Upon Disability. Under the employment agreements, if an executive is terminated following a determination that he or she is totally and permanently disabled and unable to perform the duties of his or her position on a full-time basis for a period of six consecutive months, or upon receiving long-term disability benefits under an employee benefit plan provided by the bank, the bank will pay the executive salary and benefits that they are entitled to until the end of the payroll period in which the date of termination occurs. Under the terms of the Management Incentive Plan, prorated benefits are paid in the event of disability. Under the terms of the non-qualified defined benefit pension plan, a participating executive is entitled to receive his or her vested benefits as prescribed by the plan in the event of a separation from service resulting from disability.

Payments Due Upon Resignation By Executive. Upon thirty days prior notice, the executive may resign or voluntarily leave the employ of company, other than under circumstances treated as resignation for good reason. If an executive resigns without good reason, he or she will be paid any accrued and unpaid salary and accrued and unused paid time off through his or her date of resignation. Under the terms of the Management Incentive Plan, the Board of Directors, or if so delegated the Compensation Committee, will, in its sole discretion, determine if benefits are paid in the event of termination. Under the terms of the non-qualified defined benefit pension plan, a participating executive is entitled to receive his or her vested benefits as prescribed by the plan in the event of a separation from service resulting from resignation.

Payments Due Upon Termination For Cause. If the executive's employment is terminated for cause, or the Company has cause for termination and the executive voluntarily resigns, the executive will not be entitled to any further compensation or benefits, other than payment for any accrued and unused paid time off. Under the terms of the Management Incentive Plan, the Board of Directors, or if so delegated the Compensation Committee, will, in its sole discretion, determine if benefits are paid in the event of termination. Under the terms of the non-qualified defined benefit pension plan, a participating executive is entitled to receive his or her vested benefits as prescribed by the plan in the event of a separation from service resulting from termination for cause.

Payments Due Upon Death. Under their employment agreements, an executive's estate is entitled to receive the executive's base salary at the rate in effect at the time of executive's death for a period of one month after the date of death and to receive the executive's pay for any accrued and unused paid time off. Under the terms of the Management Incentive Plan, prorated benefits are paid in the event of death. Under the terms of the non-qualified defined benefit pension plan, a participating executive is entitled to receive his or her vested benefits as prescribed by the plan in the event of a separation from service resulting from death.

Payments Due Upon Resignation For Good Reason. If an executive resigns for good reason, as defined in the employment agreement, the bank will continue to pay the executive his or her base pay as of the date of resignation through the remaining term of the employment agreement. In addition, the bank will pay the executive's health and life insurance coverage through the remaining term of the employment agreement. Under the terms of the Management Incentive Plan, the Board of Directors, or if so delegated the Compensation Committee, will, in its sole discretion, determine if benefits are paid in the event of resignation for good reason. Under the terms of the non-qualified defined benefit pension plan, a participating executive is entitled to receive his or her vested benefits as prescribed by the plan in the event of a separation from service resulting from resignation for good reason.

Payments Due Upon Involuntary Termination Without Cause. If an executive's employment is terminated for reasons other than for cause, the executive will continue to be paid his or her base salary as of the date he or she is terminated without cause through the expiration date of the employment agreement. In addition, the bank will continue to pay the executive's health and life insurance coverage through the remaining term of the employment agreement. Under the terms of the Management Incentive Plan, the Board of Directors, or if so delegated the Compensation Committee, will, in its sole discretion, determine if benefits are paid in the event of termination. Under the terms of the non-qualified defined benefit pension plan, a participating executive is entitled to receive his or her vested benefits as prescribed by the plan in the event of a separation from service resulting from involuntary termination without cause.

Payments Due Upon a Change of Control. The executives' employment agreements provide that in the event of a change of control followed by termination without cause or resignation for good reason, the bank will pay the executive a severance payment equal to three times the sum of his or her annual base salary at the rate then in effect, or if greater, the amount in effect immediately preceding the change in control. In addition, the bank will pay the executive the average of cash bonuses paid or accrued on his or her behalf during the three prior years as well as continuation of the executive's health and life insurance coverage for thirty-six months. Under the terms of the non-qualified defined benefit pension plan, a participating executive is entitled to receive his or her vested benefits as prescribed by the plan in the event of a separation from service resulting from a change of control followed by termination without cause or resignation for good reason.

Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and we would not be entitled to deduct such amount. The agreements provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive "excess parachute payments," which otherwise would result in the imposition of an excise tax, if such reduction would result in a larger after-tax payment to the executive.

Potential Post-Termination Benefits Tables. The amount of compensation payable to each named executive officer upon disability, voluntary termination or termination for cause; death;

resignation for good reason or termination without cause; or change of control is shown below. The amounts shown are estimates that assume the executive officer's termination was effective as of December 31, 2012 and include amounts earned through December 31, 2012. The amounts do not include the executive's account balances in Asheville Savings Bank's tax-qualified retirement plans or paid time off to which each executive has a non-forfeitable interest. The actual amounts to be paid out can only be determined at the time of an executive officer's separation from service.

The following payment table provides the amount of compensation payable to our named executive officers for each of the situations listed below.

		Payment Due Upon			
		Disability, Resignation or Termination For Cause	**Death**	**Resignation For Good Reason or Termination Without Cause (1)**	**Change of Control With Termination of Employment**
Suzanne S. DeFerie	Cash severance	$ —	$ 25,231	$ 845,230	$ 937,053
	Health and welfare benefits (2)	—	—	21,009	22,577
	Management Incentive Plan	28,746	28,746	28,746	—
	Non-qualified defined benefit plan (3)	15,089	15,089	15,089	15,089
	Total	$ 43,835	$ 69,066	$ 910,074	$ 974,719
Kirby A. Tyndall	Cash severance	$ —	$ 14,333	$ 308,167	$ 528,703
	Health and welfare benefits (2)	—	—	10,810	18,102
	Management Incentive Plan	12,703	12,703	12,703	—
	Total	$ 12,703	$ 27,036	$ 331,680	$ 546,805
David A. Kozak	Cash severance	$ —	$ 14,333	$ 308,167	$ 528,703
	Health and welfare benefits (2)	—	—	13,393	22,426
	Management Incentive Plan	12,703	12,703	12,703	—
	Total	$ 12,703	$ 27,036	$ 334,263	$ 551,129
Fred A. Martin	Cash severance	$ —	$ 12,083	$ 259,792	$ 445,709
	Health and welfare benefits (2)	—	—	10,648	17,829
	Management Incentive Plan	10,709	10,709	10,709	—
	Total	$ 10,709	$ 22,792	$ 281,149	$ 463,538
Vikki D. Bailey	Cash severance	$ —	$ 11,250	$ 241,875	$ 418,975
	Health and welfare benefits (2)	—	—	13,041	21,836
	Management Incentive Plan	5,714	5,714	5,714	—
	Total	$ 5,714	$ 16,964	$ 260,630	$ 440,811

(1) "Good Reason" means the material breach of the agreement by the Bank or Company, including: (i) a material change to the executive's responsibilities or authority; (ii) a liquidation or dissolution of the company or the bank, other than liquidations or dissolutions that are caused by reorganizations that do not affect the status of the executive; (iii) a reduction in the executive's base salary; or (iv) a relocation of executive's principal place of employment by more than thirty-five miles from its location as of the effective date.

(2) Represents the value of coverage under the Bank's health and life insurance programs for a period of 33.5 months for Ms. DeFerie and 21.5 months for the other executives upon resignation for good reason or termination without cause, or for a period of 36 months for all executives upon a change of control with termination of employment.

(3) Represents the annual accrued benefit Ms. DeFerie is entitled to receive under the non-qualified defined benefit pension plan, as adjusted for separation from service prior to her normal retirement age (65). Annual payments will commence following separation from service. Ms. DeFerie is the only current participant in the non-qualified defined benefit pension plan.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These individuals are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in the Company's common stock during the year ended December 31, 2012.

Transactions with Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. All outstanding loans made by the Bank to its directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.

Pursuant to the Company's Audit Committee Charter, the Audit Committee periodically reviews, no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related person transactions, to recommend to the disinterested members of the Board of Directors that the transactions are fair, reasonable and within Company policy and should be ratified and approved. Also, in accordance with banking regulations and its policy, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or potential conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (1) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (2) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

The aggregate outstanding balance of loans extended by the Bank to its executive officers and directors and related parties was $4.8 million at December 31, 2012. These loans were performing according to their original terms at December 31, 2012. In addition, these loans were made in the ordinary course of business, on substantially the same terms, including interest rates except for those made in accordance with employee benefits program discussed above and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features when made.

Other Transactions. Since January 1, 2012, there have been no transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers and directors had or will have a direct or indirect material interest.

SUBMISSION OF BUSINESS PROPOSALS AND SHAREHOLDER NOMINATIONS

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than December 16, 2013. If next year's annual meeting is held on a date that is more than 30 calendar days from May 23, 2014, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nomination and/or proposals to the Company's Secretary not less than 90 days before the date of the annual meeting. However, if less than 100 days' notice or prior public disclosure of the annual meeting is given to shareholders, such notice must be delivered not later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed to shareholders or public disclosure of the meeting date was made. A copy of the Bylaws may be obtained from the Company.

SHAREHOLDER COMMUNICATIONS

The Company encourages shareholder communications to the Board of Directors and/or individual directors. All communications from shareholders should be addressed to ASB Bancorp, Inc., 11 Church Street, Asheville, North Carolina 28801. Communications to the Board of Directors should be sent to the attention of Cindy Hamrick, Corporate Secretary. Communications to individual directors should be sent to such director at the Company's address. Shareholders who wish to communicate with a committee of the Board of Directors should send their communications to the attention of the Chairman of the particular committee, with a copy to Kenneth E. Hornowski, the Chairman of the Nominating and Corporate Governance Committee. It is in the discretion of the Nominating and Corporate Governance Committee as to whether a communication sent to the full Board should be brought before the full Board.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company does not plan to engage a proxy solicitation firm for its 2013 Annual Meeting. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. Additionally, directors, officers and other employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report on Form 10-K has been included with this proxy statement. Any shareholder who has not received a copy of the Annual Report on Form 10-K may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference into this proxy statement.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

By Order of the Board of Directors,



Cindy E. Hamrick
Corporate Secretary

Asheville, North Carolina
April 15, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission File Number: **001-35279**

ASB BANCORP, INC.

(Exact name of registrant as specified in its charter)

North Carolina	**45-2463413**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
11 Church Street, Asheville, North Carolina	**28801**
(Address of principle executive offices)	(Zip code)

(828) 254-7411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share	**The NASDAQ Global Market**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the Registrant was required to submit and post such files) Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the voting and non-voting common equity held by non-affiliates was $77,297,159.

There were 5,363,851 shares of the registrant's common stock, par value $0.01 per share, issued and outstanding as of February 28, 2013.

Documents Incorporated by Reference:

Portions of the proxy statement for the registrant's 2013 annual meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

ASB BANCORP, INC.
FORM 10-K
Table of Contents

A Caution About Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include, but are not limited to:

- *statements of our goals, intentions and expectations;*
- *statements regarding our business plans, prospects, growth and operating strategies;*
- *statements regarding the quality of our loan and investment portfolios; and*
- *estimates of our risks and future costs and benefits.*

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- *general economic conditions, either nationally or in our primary market area, that are worse than expected;*
- *a continued decline in real estate values;*
- *changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;*
- *increased competitive pressures among financial services companies;*
- *changes in consumer spending, borrowing and savings habits;*
- *legislative, regulatory or supervisory changes that adversely affect our business;*
- *adverse changes in the securities markets; and*
- *changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.*

Any of the forward-looking statements that we make in this annual report and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Additional factors that may affect our results are discussed below in Item 1A. "Risk Factors" and in other reports filed with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, ASB Bancorp, Inc. does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Part I

Item 1. Business

General

ASB Bancorp, Inc. – ASB Bancorp, Inc. ("ASB Bancorp" or the "Company"), a North Carolina corporation, was incorporated in May 2011 to be the holding company for Asheville Savings Bank ("Asheville Savings" or the "Bank") upon the completion of the Bank's conversion from the mutual to the stock form of ownership. Before the completion of the conversion, the Company did not engage in any significant activities other than organizational activities. On October 11, 2011, the mutual to stock conversion was completed and the Bank became the wholly owned subsidiary of the Company. Also on that date, the Company sold and issued 5,584,551 shares of its common stock at a price of $10.00 per share, through which the Company received net offering proceeds of $53.9 million. Additionally, the Company loaned $4.5 million to the Bank's newly formed employee stock ownership plan (the "ESOP") to purchase 446,764 shares of the Company's stock issued in the public offering. The Company's principal business activity is the ownership of the outstanding shares of common stock of the Bank. The Company does not own or lease any real property, but instead uses the premises, equipment and other property of the Bank, with the payment of appropriate rental fees, as required by applicable laws and regulations, under the terms of an expense allocation agreement entered into with the Bank. The Company and the Bank also entered into an income tax allocation agreement that provides for the filing of a consolidated federal income tax return and formalizes procedures for the payment and allocation of federal income taxes between the Company and the Bank.

Asheville Savings Bank – Founded in 1936, the Bank is a North Carolina chartered savings bank headquartered in Asheville, North Carolina. We operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in our primary market area. We attract deposits from the general public and use those funds to originate primarily one-to four-family residential mortgage loans and commercial real estate loans, and, to a lesser extent, home equity loans and lines of credit, consumer loans, construction and land development loans, and commercial and industrial loans. We conduct our lending and deposit activities primarily with individuals and small businesses in our primary market area.

Our primary market area is Asheville, North Carolina and the rest of Buncombe County where we have eight branch offices, as well as Henderson, Madison, McDowell and Transylvania Counties where we have five branch offices.

Availability of Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge on the Company's website, http://ir.ashevillesavingsbank.com, as soon as reasonably practicable after the Company electronically files such reports with, or furnishes them to, the Securities and Exchange Commission (the "SEC"). The information on the Company's website shall not be considered as incorporated by reference into this Form 10-K.

Personnel

At December 31, 2012, the Company had 162 full-time and 12 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationships with our employees are good.

Market Area

We are headquartered in Asheville, North Carolina, which is the county seat of Buncombe County, North Carolina and consider Buncombe, Madison, McDowell, Henderson and Transylvania Counties in western North Carolina and the surrounding areas to be our primary market area. Asheville is situated in the Blue Ridge Mountains at the confluence of the Swannanoa River and French Broad River and is known for its natural beauty and scenic surroundings. The nearby Great Smoky Mountains National Park and Blue Ridge Parkway are among the more visited parks in the United States. In addition, the Asheville metropolitan area has a vibrant cultural and arts community that parallels that of many larger cities in the United States and is home to a number of historical attractions, the most prominent of which is the Biltmore Estate, a historic mansion with gardens and a winery that draws more than a million tourists each year. Due to its scenic location and diverse cultural and historical offerings, the Asheville metropolitan area has become a popular destination for tourists, which has historically positively impacted our local economy. In addition, affordable housing prices, combined with the region's favorable climate, scenic surroundings and cultural attractions, have also made the Asheville metropolitan area an increasingly attractive destination for retirees seeking to relocate from other parts of the United States. In January 2012, *AARP* ranked the Asheville area as one of "10 Great Sunny Places to Retire," and in February 2012, *Top Retirements* named the area as number one on the 2012 list of "Best Places to Retire."

The Asheville metropolitan area benefits from a diverse economy, and there is no single employer or industry upon which a significant number of our customers are dependent. In addition to the tourism industry, Western North Carolina is also home to a number of manufacturing and technology companies, including Wilsonart International, Inc., Eaton Corporation, Thermo Fischer Scientific and Arvato Digital Services. Plasticard-Locktech and Linamar recently announced additional expansion in the Asheville area. New industries are also moving to the area, including American Recycling and brewers New Belgium and Sierra Nevada, which are in the process of building their facilities and hiring their work forces. Furthermore, the region is home to a number of educational organizations, private colleges and large public universities, such as the University of North Carolina at Asheville. Mission Health System, a leading employer in the Asheville metropolitan area, has been nationally recognized as a top hospital network for cardiovascular and orthopedic medicine.

Over the course of the past year, the tourism industry in the Asheville metropolitan area has largely recovered, which has positively impacted the economy in a number of our local markets, such as Buncombe and Henderson counties, that directly benefit from this industry and has caused the overall unemployment rate in the Asheville metropolitan area to decrease to 7.5% in December 2012 from its recent high of 10.2% in February 2010 according to statistics published by the Employment Security Commission of North Carolina ("ESCNC"). For comparative purposes, the ESCNC reported seasonally adjusted unemployment rates of 9.2% for North Carolina and 7.8% for the United States for December 2012. The Company also considers McDowell County and Transylvania County, which are not included in the unemployment statistics for the Asheville metropolitan area, as part of its primary market area. The December 2012 unemployment rates were 11.0% for McDowell County and 10.1% for Transylvania County.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from several financial institutions operating in our primary market area and from other financial service companies such as securities brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2012, which is the most recent date for which deposit market share data is available from the Federal Deposit Insurance Corporation, we held approximately 10.02% of the deposits in Buncombe County, North Carolina, 24.62% of the deposits in Madison County, North Carolina, 15.79% of the deposits in McDowell County, North Carolina, 3.50% of the deposits in Henderson County, North Carolina and 5.16% of the deposits in Transylvania County, North Carolina. This data does not reflect deposits held by credit unions with which we also compete. In addition, banks owned by large national and regional holding companies and other community-based banks also operate in our primary market area. Some of these institutions are larger than us and, therefore, have greater resources.

Our competition for loans comes primarily from financial institutions, including credit unions, in our primary market area and from other financial service providers, such as mortgage companies, mortgage brokers and private investors. Competition for loans also comes from non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet, and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. The largest component of our loan portfolio is real estate mortgage loans, primarily one- to four-family residential mortgage loans and commercial mortgage loans, and to a lesser extent, revolving mortgage loans (which consist of home equity loans and lines of credit), consumer loans, construction and land development loans, and commercial and industrial loans. We originate loans for investment purposes, although we generally sell our fixed-rate residential mortgage loans into the secondary market with servicing released.

We intend to continue to emphasize residential and commercial mortgage lending, while also concentrating on ways to expand our commercial and industrial lending activities with a focus on serving small businesses and emphasizing relationship banking in our primary market area. We do not offer Alt-A, sub-prime or no-documentation mortgage loans.

Our emphasis on commercial mortgage, and commercial construction and land development loans exposed us to losses as the recent economic recession, whose adverse effects were delayed in impacting western North Carolina, adversely affected businesses and developers in our market area. While our charge-offs declined in 2012 compared to 2011, low demand for real estate continued to place pressure on real estate values. In 2012, we charged off $2.7 million of our commercial construction and land development loan portfolio, $593,000 of our commercial mortgage portfolio and $203,000 of our commercial and industrial loan portfolio. We also charged off $304,000 of our non-commercial mortgage loan portfolio and $244,000 of our consumer loan portfolio. In 2011, we charged off $1.9 million of our commercial construction and land development loan portfolio, $1.1 million of our commercial mortgage portfolio and $1.0 million of our commercial and industrial loan portfolio. We also charged off $1.7 million of our non-commercial mortgage loan portfolio and $400,000 of our consumer loan portfolio in 2011. The losses in our consumer loan portfolio were related primarily to our indirect financing of automobile loans. We continue to emphasize our commercial mortgage lending activities; however, due to recent economic conditions, we have suspended most financing of the construction of any properties built on a speculative basis. Our current focus is to originate commercial mortgage loans secured by owner-occupied properties and small business loans.

One-to Four-Family Residential Loans. At December 31, 2012, we had $163.6 million in one- to four-family residential loans, which represented 42.1% of our total loan portfolio. Our origination of residential mortgage loans enables borrowers to purchase or refinance existing homes located in our primary market area.

Our residential lending policies and procedures conform to the secondary market guidelines. We offer a mix of adjustable rate mortgage loans and fixed-rate mortgage loans with terms of up to 30 years. Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to an initially discounted interest rate and loan fees for multi-year adjustable-rate mortgages. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. We sell most of the fixed-rate mortgages we originate, which reduces our balances of adjustable rate mortgages as they are refinanced into fixed-rate mortgages during periods of low interest rates. We determine the loan fees, interest rates and other provisions of mortgage loans based on our own pricing criteria and competitive market conditions.

Interest rates and payments on our adjustable-rate mortgage loans adjust at intervals of one to five years after an initial fixed period that ranges from one to seven years. Interest rates on our adjustable-rate loans generally are indexed to the US Treasury Constant Maturity Index for the applicable periods. However, in some limited situations, these loans are indexed to the one year London Interbank Offered Rate (LIBOR).

While one-to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans on a regular basis. We do not offer residential mortgage loans with negative amortization and do not currently offer interest-only residential mortgage loans. In the past, we have made interest-only residential mortgages in limited situations involving extremely well qualified borrowers.

We do not make owner occupied one- to four-family residential real estate loans with loan-to-value ratios exceeding 95%, unless the loan is federally guaranteed. Loans with loan-to-value ratios in excess of 80% typically require private mortgage insurance. In addition, we do not make non-owner occupied one- to four-family residential real estate loans with loan-to-value ratios exceeding 85% unless we are able to sell the loan on the secondary market. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We also require title insurance on all mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for all loans located in flood hazard areas.

At December 31, 2012, our largest residential mortgage loan had an outstanding balance of $4.8 million and was performing in accordance with its original terms.

Commercial Mortgage Loans. We offer fixed- and adjustable-rate mortgage loans secured by non-residential real estate and multi-family properties. At December 31, 2012, commercial mortgage loans totaled $138.8 million, or 35.8% of our total loan portfolio, all of which were performing. Our commercial mortgage loans are generally secured by commercial, industrial and manufacturing, small to moderately-sized office and retail properties, hotels, multi-family properties and hospitals and churches located in our primary market area. Although we have historically made commercial mortgage loans that are secured by both owner-occupied and nonowner-occupied properties, we are currently emphasizing the origination of commercial mortgage loans that are secured by owner-occupied properties. At December 31, 2012, $37.1 million or 26.7% of our commercial real estate loans were secured by owner-occupied properties.

We originate fixed-rate and adjustable-rate commercial mortgage loans, generally with terms of three to five years and payments based on an amortization schedule of up to 30 years, resulting in "balloon" balances at maturity. For our adjustable-rate commercial mortgage loans, interest rates are typically equal to the prime lending rate as reported in *The Wall Street Journal* plus an applicable margin. Currently, our adjustable-rate commercial mortgage loans typically provide for an interest rate floor. Loans are secured by first mortgages, generally are originated with a maximum loan-to-value ratio of 85% and may require specified debt service coverage ratios depending on the characteristics of the project. Rates and other terms on such loans generally depend on our assessment of credit risk after considering such factors as the borrower's financial condition, credit history, loan-to-value ratio, debt service coverage ratio and other factors, including whether the property securing the loan will be owner occupied.

At December 31, 2012, our largest commercial mortgage loan relationship consisted of two loans that had a total outstanding balance of $7.6 million. The loans were originated in March 2008 and June 2009 and are secured by a multi-use property, including office, manufacturing and warehouse space, located in Asheville, North Carolina. Both loans are currently performing in accordance with their original terms.

Construction and Land Development Loans. We have originated construction and land development loans for commercial properties, such as retail shops and office units, and multi-family properties, and construction and land development loans for one- to four-family homes. At December 31, 2012, commercial construction and land development loans totaled $5.2 million, which represented 1.3% of our total loan portfolio, substantially all of which were performing, and residential construction and land development loans totaled $3.7 million, which represented 1.0% of our total loan portfolio, all of which were performing. Residential construction loans are typically for a term of 12 months with monthly interest only payments, and generally are followed by an automatic conversion to a 15-year to 30-year permanent loan with monthly payments of principal and interest. Except for speculative loans, discussed below, residential construction loans are generally only made to homeowners and the repayment of such loans generally comes from the proceeds of a permanent mortgage loan for which a commitment is typically in place when the construction loan is originated. Interest rates on construction loans are generally tied to an index plus an applicable margin. We generally require a maximum loan-to-value ratio of 80% for all construction loans. We generally disburse funds on a percentage-of-completion basis following an inspection by a third party inspector.

In the past, we have originated speculative construction loans to builders who have not identified a buyer for the completed property at the time of origination. However, due to recent economic conditions, we are no longer emphasizing the origination of speculative construction loans. At December 31, 2012, we had one speculative residential construction loan with a balance of $139,000 and no speculative commercial construction loans.

We also selectively originate loans to individuals and developers for the purpose of developing vacant land in our primary market area, typically for building an individual's future residence or, in the case of a developer, residential subdivisions. Land development loans, which are offered for terms of up to 18 months, are generally indexed to the prime rate as reported in *The Wall Street Journal* plus an applicable margin. We generally require a maximum loan-to-value ratio of 75% of the discounted market value based upon expected cash flows upon completion of the project. We also originate loans to individuals secured by undeveloped land held for investment purposes. These loans are typically amortized for no more than fifteen years with a three- or five-year balloon payment. At December 31, 2012, our largest commercial land development loan had an outstanding balance of $430,000, which was performing.

Revolving Mortgages and Consumer Loans. We offer revolving mortgage loans, which consist of home equity loans and lines of credit, and various consumer loans, including automobile loans and loans secured by deposits. At December 31, 2012, revolving mortgage loans totaled $48.2 million, or 12.4% of our total loan portfolio, of which $48.1 million were performing, and consumer loans totaled $17.6 million, or 4.5% of our total loan portfolio, of which $17.5 million were performing. Our revolving mortgage loans consist of both home equity loans with fixed-rate amortizing terms of up to 15 years and adjustable rate lines of credit with interest rates indexed to the prime rate, as published in *The Wall Street Journal,* plus an applicable margin. At December 31, 2012, our largest outstanding revolving mortgage loan balance was $443,000, which was performing. Consumer loans typically have shorter maturities and higher interest rates than traditional one- to four-family lending. We typically do not originate home equity loans with loan-to-value ratios exceeding 80%, including any first mortgage loan balance. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan.

Commercial and Industrial Loans. We typically offer commercial and industrial loans to small businesses located in our primary market area. At December 31, 2012, commercial and industrial loans totaled $11.1 million, which represented 2.9% of our total loan portfolio. Commercial and industrial loans consist of floating rate loans indexed to the prime rate as published in *The Wall Street Journal* plus an applicable margin and fixed rate loans for terms of up to 10 years, depending on the useful life and type of collateral. Our commercial and industrial loan portfolio consists primarily of loans that are secured by equipment, accounts receivable and inventory, but also includes a smaller amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. Key loan terms vary depending on the collateral, the borrower's financial condition, credit history and other relevant factors.

At December 31, 2012, our largest commercial and industrial relationship had an aggregate outstanding balance of $1.6 million, was secured by business assets and was performing in accordance with its original terms.

Loan Underwriting

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial Mortgage Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial mortgage lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income producing properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. We apply what we believe to be conservative underwriting standards when originating commercial mortgage loans and seek to limit our exposure to lending concentrations to related borrowers, types of business and geographies, as well as seeking to participate with other banks in both buying and selling larger loans of this nature. Management has hired additional experienced lending officers and credit management personnel over the past several years in order to continue to safely manage this type of lending. To monitor cash flows on income producing properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. An environmental survey is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Construction and Land Development Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment if liquidation is required. If we are forced to foreclose on a building before or at completion due to a default, we may be unable to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land development loans have substantially similar risks to speculative construction loans. To monitor cash flows on construction properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and, in reaching a decision on whether to make a construction or land development loan, we consider and review a global cash flow analysis of the borrower and consider the borrower's expertise, credit history and profitability. We also generally disburse funds on a percentage-of-completion basis following an inspection by a third party inspector.

Revolving Mortgages and Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly, such as motor vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. In the case of home equity loans, real estate values may be reduced to a level that is insufficient to cover the outstanding loan balance after accounting for the first mortgage loan balance. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial and Industrial Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors and management. Selected employees have been granted individual lending limits, which vary depending on the individual, the type of loan and whether the loan is secured or unsecured. Currently, our Executive Vice President and Chief Lending Officer and our President and Chief Executive Officer each have aggregate secured lending authority up to $750,000 per loan and unsecured lending authority up to $250,000 per loan. Any single transaction of $250,000 or less, when the total relationship exposure is greater than $1.5 million, can be approved by either our Executive Vice President and Chief Lending Officer or our President and Chief Executive Officer. In addition, our Senior Vice President and Senior Credit Manager has secured lending authority up to $500,000 and unsecured lending authority up to $150,000. Our Executive Vice President and Chief Retail Officer has consumer lending authority up to $150,000 if secured by real estate, $50,000 in other secured lending, and $50,000 in unsecured lending. Our Vice President of Retail and Small Business Lending has consumer and small business lending authority up to $150,000 if secured by real estate, $100,000 in other secured lending, and $25,000 in unsecured lending and has small business lending authority up to $250,000 if secured by real estate, $150,000 in other secured lending, and $50,000 in unsecured lending. Other lending personnel have various smaller lending authorities based on experience and job knowledge. Our Vice President and Mortgage Sales Manager has secured mortgage lending authority up to $350,000. Loan requests between $750,000 and $1.5 million may be approved jointly by our Executive Vice President and Chief Lending Officer and our President and Chief Executive Officer. For loans in excess of $1.5 million, the Bank's Loan Committee has final approval authority.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited by regulation to 15% of the Bank's unimpaired capital and surplus, as defined. At December 31, 2012, our regulatory limit on loans to one borrower was $14.8 million. At that date, our largest lending relationship was two loans to one borrower totaling $7.6 million that was secured by a multi-use property, including office, manufacturing, and warehouse space, located in Asheville, North Carolina. The loans are currently performing in accordance with their original terms.

Loan Commitments. We typically issue commitments for most loans conditioned upon the occurrence of certain events. Commitments to originate loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 45 to 60 days. See note 13 to the consolidated financial statements included in this annual report.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in other permissible securities. As a member of the Federal Home Loan Bank of Atlanta, we also are required to maintain an investment in Federal Home Loan Bank of Atlanta stock, which is not publicly traded.

At December 31, 2012, our investment portfolio consisted primarily of mortgage-backed securities, U.S. government and agency securities, securities issued by government sponsored enterprises and municipal securities. We do not currently invest in trading account securities.

Our investment objectives are: (i) to provide and maintain liquidity within the guidelines of North Carolina banking law and the regulations of the Federal Deposit Insurance Corporation and (ii) to manage interest rate risk. Our board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy. Our President and Chief Executive Officer, our Chief Financial Officer and our Treasurer are responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has typically been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits of a specific type or term.

Borrowings. We use advances from the Federal Home Loan Bank of Atlanta to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank of Atlanta and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate, range of maturities and prepayment penalties. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth, the Federal Home Loan Bank's assessment of the institution's creditworthiness, collateral value and level of Federal Home Loan Bank stock ownership. We also utilize securities sold under agreements to repurchase and overnight repurchase agreements to supplement our supply of investable funds and to meet deposit withdrawal requirements.

Financial Services

The Bank has an agreement with a third-party registered broker-dealer, LPL Financial LLC ("LPL"), through which the Bank offers its customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. For the years ended December 31, 2012, 2011 and 2010, pursuant to the Bank's agreement with LPL, the Bank received fees of $242,000, $275,000 and $232,000, respectively.

Subsidiaries

The Bank is the Company's sole wholly owned subsidiary. The Bank has two subsidiaries, Appalachian Financial Services, Inc., which was formed to engage in investment activities, and Wenoca, Inc., which serves as the Bank's trustee regarding deeds of trust. Both subsidiaries are organized as North Carolina corporations.

REGULATION AND SUPERVISION

The Bank is a North Carolina chartered savings bank and the wholly owned subsidiary of the Company, which is a North Carolina corporation and registered bank holding company. The Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to extensive regulation by the North Carolina Commissioner of Banks (the "NCCoB"), as its chartering agency, and by the FDIC, as its deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the NCCoB concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and, for purposes of the FDIC, the protection of the insurance fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. The Bank is a member of the Federal Home Loan Bank of Atlanta (the "FHLB of Atlanta" or "FHLB"). The Company is regulated as a bank holding company by the Federal Reserve Board (the "FRB") and the NCCoB. Any change in such regulatory requirements and policies, whether by the North Carolina legislature, the FDIC, the FRB or Congress, could have a material adverse impact on the Company, the Bank and their operations.

Certain regulatory requirements applicable to the Company and the Bank are referred to below or elsewhere herein. This description of statutes and regulations is intended to be a summary of the material provisions of such statutes and regulations and their effects on the Company and the Bank. You are encouraged to reference the actual statutes and regulations for additional information.

Recent Regulatory Reform

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, significantly changed the current bank regulatory structure and affected the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act eliminated the Office of Thrift Supervision and required that federal savings associations be regulated by the Office of the Comptroller of the Currency (the primary federal regulator for national banks). The Dodd-Frank Act also authorized the FRB to supervise and regulate all savings and loan holding companies.

The Dodd-Frank Act required the FRB to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital are restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by bank or savings and loan holding companies with less than $15 billion of assets. The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months. These new leverage and capital requirements must take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets are examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives the state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd Frank Act also broadened the base for FDIC insurance assessments, permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008, and provided that noninterest-bearing transaction accounts have unlimited deposit insurance through December 31, 2012, which had no significant impact on liquidity when it expired on December 31, 2012.. Lastly, the Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow shareholders to nominate and solicit votes for their own candidates using a company's proxy materials. The legislation also directs the FRB to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded.

It remains difficult to predict what impact the new legislation and implementing regulations will have on community banks such as Asheville Savings, including the lending and credit practices of such banks. Moreover, significant provisions of the Dodd-Frank Act are not yet effective, and the legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations may increase our operating and compliance costs in the future.

North Carolina Banking Laws and Supervision

General. As a North Carolina savings bank, Asheville Savings is subject to supervision, regulation and examination by the NCCoB and to various North Carolina statutes and regulations which govern, among other things, investment powers, lending and deposit taking activities, borrowings, maintenance of surplus and reserve accounts, distributions of earnings and payment of dividends. In addition, Asheville Savings is also subject to North Carolina consumer protection and civil rights laws and regulations. The approval of the NCCoB is required for a North Carolina savings bank to establish or relocate branches, merge with other financial institutions, organize a holding company, issue stock and undertake certain other activities.

Net Worth Requirement. North Carolina law requires that a North Carolina savings bank maintain a net worth of not less than 5% of its total assets. Intangible assets must be deducted from net worth and assets when computing compliance with this requirement.

Investment Activities. Subject to limitation by the NCCoB, North Carolina savings banks may make any loan or investment or engage in any activity that is permitted to federally chartered institutions. In addition to such lending authority, North Carolina savings banks are generally authorized to invest funds in certain statutorily permitted investments, including but not limited to (i) obligations of the United States, or those guaranteed by it; (ii) obligations of the State of North Carolina; (iii) bank demand or time deposits; (iv) stock or obligations of the federal deposit insurance fund or a Federal Home Loan Bank; (v) savings accounts of any savings institution as approved by the board of directors; and (vi) stock or obligations of any agency of the State of North Carolina or of the United States or of any corporation doing business in North Carolina whose principal business is to make education loans. However, a North Carolina savings bank cannot invest more than 15% of its total assets in business, commercial, corporate and agricultural loans, and cannot directly or indirectly acquire or retain any corporate debt security that is not of investment grade.

Loans to One Borrower Limitations. North Carolina law provides state savings banks with broad lending authority. However, subject to certain limited exceptions, no loans and extensions of credit to any borrower outstanding at one time and not fully secured by readily marketable collateral shall exceed 15% of the net worth of the savings bank, as defined. In addition, loans and extensions of credit fully secured by readily marketable collateral may not exceed 10% of the net worth of the savings bank. These limitations do not apply to loans or obligations made: (i) for any purpose otherwise permitted under North Carolina law in an amount not to exceed $500,000; (ii) to develop domestic residential housing units, not to exceed the lesser of $30.0 million or 30% of the savings bank's net worth, provided that the purchase price of each single-family dwelling in the development does not exceed $500,000 and the aggregate amount of loans made pursuant to this authority does not exceed 150% of the savings bank's net worth; or (iii) to finance the sale of real property acquired in satisfaction of debts in an amount up to 50% of the savings bank's net worth.

Dividends. A North Carolina stock savings bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if after making such distribution, the institution would become, or if it already is, "undercapitalized" (as such term is defined under applicable law and regulations) or such transaction would reduce the net worth of the institution to an amount which is less than the minimum amount required by applicable federal and state regulations.

Regulatory Enforcement Authority. Any North Carolina savings bank that does not operate in accordance with the regulations, policies and directives of the NCCoB may be subject to sanctions for noncompliance, including revocation of its articles of incorporation. The NCCoB may, under certain circumstances, suspend or remove officers or directors of a state savings bank who have violated the law or conducted the bank's business in a manner which is unsafe or unsound. Upon finding that a state savings bank has engaged in an unsafe, unsound or discriminatory manner, the NCCoB may issue an order to cease and desist and impose civil monetary penalties on the institution.

Federal Banking Regulations

Capital Requirements. Under the FDIC's regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as Asheville Savings, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3.0%. For all other institutions, the minimum leverage capital ratio is not less than 4.0%. Tier 1 capital is the sum of common shareholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

In addition, FDIC regulations require state non-member banks to maintain certain ratios of regulatory capital to regulatory risk-weighted assets, or "risk-based capital ratios." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0.0% to 100.0%. State nonmember banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit system, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Most recently, the agencies have established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. Since the enactment of Federal Deposit Insurance Corporation Improvement Act (the "FDICIA"), all state-chartered federally insured banks, including savings banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDICIA and the FDIC regulations promulgated thereunder permit exceptions to these limitations. For example, state chartered banks may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the Nasdaq Global Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. The maximum permissible investment is 100% of Tier 1 Capital, as specified by the FDIC's regulations, or the maximum amount permitted by North Carolina law, whichever is less. In addition, the FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specifies that a non-member bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 5.0% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and generally a leverage ratio of 4.0% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or generally a leverage ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

Transactions with Affiliates. Transactions between banks and their related parties or affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act and Regulation W (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution's capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to non-affiliates. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act. The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws assuming such loans are also permitted under the law of the institution's chartering state. Under such laws, the Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such person's control, is limited. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are further limited by specific categories.

Enforcement. The FDIC has extensive enforcement authority over insured state-chartered savings banks, including Asheville Savings. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices. The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Insurance of Deposit Accounts. The FDIC insures deposits at FDIC insured financial institutions such as Asheville Savings. Deposit accounts at the Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. Certain accounts were 100% insured through the end of 2012. By federal law, as of January 1, 2013, funds in a noninterest-bearing transaction account (including an Interest on Lawyer Trust Account ("IOLTA")) no longer receive unlimited deposit insurance coverage, but are FDIC-insured to the legal maximum of $250,000 for each ownership category. The FDIC charges the insured financial institutions premiums to maintain the Deposit Insurance Fund.

As part of its plan to restore the Deposit Insurance Fund in the wake of the large number of bank failures following the financial crisis, the FDIC imposed a special assessment of 5 basis points for the second quarter of 2009. In addition, the FDIC has required all insured institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. As part of this prepayment, the FDIC assumed a 5% annual growth in the assessment base and applied a 3 basis point increase in assessment rates effective January 1, 2011.

Effective April 1, 2011, FDIC deposit assessments are based on an institution's average consolidated total assets minus average tangible equity as opposed to total deposits. Since the new base is much larger than the previous base, the FDIC also lowered assessment rates so that the total amount of revenue collected from the industry would not be significantly altered. The rule is expected to benefit smaller financial institutions, which typically rely more on deposits for funding, and shift more of the burden for supporting the insurance fund to larger institutions, which have greater access to non-deposit sources of funding. The Bank's 2012 FDIC insurance cost decreased approximately $104,000 primarily as a result of these changes.

Federal Home Loan Bank System. Asheville Savings is a member of the Federal Home Loan Bank System, which consists of twelve regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. Asheville Savings, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. At December 31, 2012, Asheville Savings complied with this requirement with an investment in FHLB of Atlanta stock of $3.4 million.

The Federal Home Loan Banks were required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements, or general results of operations, could reduce or eliminate the dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by FDIC regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution's rating and requires the Federal Deposit Insurance Corporation to provide a written evaluation of an association's Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

Asheville Savings received a "satisfactory" rating as a result of its most recent Community Reinvestment Act assessment.

Other Regulations

Interest and other charges collected or contracted for by Asheville Savings are subject to state usury laws and federal laws concerning interest rates. The Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Asheville Savings also are subject to, among other things, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;
- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;
- Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the "USA PATRIOT Act"), which significantly expands the responsibilities of financial institutions in preventing the use of the U.S. financial system to fund terrorist activities. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations; and
- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of personal financial information with unaffiliated third parties.

Federal Reserve System

The FRB regulations require savings institutions to maintain noninterest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal ("NOW") and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $67.1 million; a 10% reserve ratio is applied above $67.1 million. The first $12.4 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements. The amounts are adjusted annually. Asheville Savings complies with the foregoing requirements.

Holding Company Regulation

The Company is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the FRB. As a result, prior FRB approval would be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

The Company is also subject to the FRB's capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for Asheville Savings.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. The FRB has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would have potential applicability if the Company ever held as a separate subsidiary a depository institution in addition to Asheville Savings.

The Company and the Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Company or the Bank.

The status of the Company as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Federal Securities Laws

The Company's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As a result, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934, as amended.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act of 2002, the Company's principal executive officer and principal financial and accounting officer each are required to certify that the Company's quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls.

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. We report our income on a calendar year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have not been audited during the last five years. For its 2012 and 2011 calendar years, the Company's maximum marginal federal income tax rate was 34%.

The Company and the Bank have entered into a tax allocation agreement. Because the Company owns 100% of the issued and outstanding capital stock of the Bank, the Company and the Bank are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group the Company is the common parent corporation. As a result of this affiliation, the Bank may be included in the filing of a consolidated federal income tax return with the Company and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves.

Distributions. If Asheville Savings makes "non-dividend distributions" to the Company, the distributions will be considered to have been made from the Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from the Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in the Bank's taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank's current or accumulated earnings and profits will not be so included in the Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Asheville Savings makes a non-dividend distribution to the Company, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Asheville Savings does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

North Carolina. North Carolina imposes corporate income and franchise taxes. North Carolina's corporate income tax is 6.9% of the portion of a corporation's net income allocable to the state. If a corporation in North Carolina does business in North Carolina and in one or more other states, North Carolina taxes a fraction of the corporation's income based on the amount of sales, payroll and property it maintains within North Carolina. North Carolina franchise tax is levied on business corporations at the rate of $1.50 per $1,000 of the largest of the following three alternate bases: (i) the amount of the corporation's capital stock, surplus and undivided profits apportionable to the state; (ii) 55% of the appraised value of the corporation's property in the state subject to local taxation; or (iii) the book value of the corporation's real and tangible personal property in the state less any outstanding debt that was created to acquire or improve real property in the state.

Any cash dividends, in excess of a certain exempt amount, that would be paid with respect to ASB Bancorp, Inc. common stock to a shareholder (including a partnership and certain other entities) who is a resident of North Carolina will be subject to the North Carolina income tax. Any distribution by a corporation from earnings according to percentage ownership is considered a dividend, and the definition of a dividend for North Carolina income tax purposes may not be the same as the definition of a dividend for federal income tax purposes. A corporate distribution may be treated as a dividend for North Carolina income tax purposes if it is paid from funds that exceed the corporation's earned surplus and profits under certain circumstances.

Item 1A. Risk Factors

Risks Related to Our Business

Significant loan losses could require us to increase our allowance for loan losses through a charge to earnings.

When we loan money we incur the risk that our borrowers will not repay their loans. We provide for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial condition and results of operations. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount recorded in our allowance for loan losses. In addition, we might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. Furthermore, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which our loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by our primary regulators, the FDIC and the NCCoB, as part of their examination process, which may result in the establishment of an additional allowance based upon the judgment of the FDIC and/or the NCCoB after a review of the information available at the time of their examination. Our allowance for loan losses amounted to $8.5 million and $10.6 million, or 2.20% and 2.45% of total loans outstanding and 739.62% and 51.53% of nonperforming loans, at December 31, 2012 and December 31, 2011, respectively. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would decrease our earnings. In addition, at December 31, 2012, we had fifty-two loan relationships with outstanding balances that exceeded $1.0 million, all of which were performing according to their original terms. The deterioration of one or more of these loan relationships could result in a significant increase in our nonperforming loans and our provision for loan losses, which would negatively impact our results of operations.

Our commercial lending activities have exposed us to losses in recent periods and our continued emphasis on commercial lending may expose us to future lending risks.

Our emphasis on commercial mortgage, commercial construction and commercial land development loans has exposed us to losses as the recent economic recession has adversely affected many businesses and developers in our market area. We are continuing to emphasize our commercial mortgage and commercial and industrial lending activities. At December 31, 2012, 26.7% of our commercial real estate loans were secured by owner-occupied properties.

At December 31, 2012, our loan portfolio included $138.8 million, or 35.8% of total loans, of commercial mortgage loans, $5.2 million, or 1.3% of total loans, of commercial construction and land development loans, and $11.1 million, or 2.9% of total loans, of commercial and industrial loans. Commercial mortgage loans, commercial construction and land development loans and commercial and industrial loans generally expose a lender to greater risk of nonpayment and loss than one- to four-family residential mortgage loans because repayment of these loans often depends on the successful operation of the property and the income stream of the borrowers, and in the case of commercial construction and land development loans, the successful completion and sale of the project. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial and industrial loans also expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

A slowing or declining of national and local economic conditions could result in increases in our level of nonperforming loans and/or reduce demand for our products and services, which may negatively impact our financial condition and results of operations.

Our business activities and earnings are affected by general business conditions in the United States and in our primary market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our primary market area in particular. In recent years, the national economy has experienced recessionary conditions that have resulted in general economic downturns, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. Over the course of the past year, the tourism industry in the Asheville metropolitan area has largely recovered, which positively impacted the economy in a number of our local markets, such as Buncombe and Henderson Counties, that directly benefit from this industry, and the overall unemployment rate in the Asheville metropolitan area decreased to 7.5% in December 2012 from 8.1% in December 2011. McDowell County, which is located in our primary market area, continued to experience unemployment rates that exceeded both the national and state unemployment rates. As of December 2012, the unemployment rate for McDowell County was 11.0%, while the national and state unemployment rates were 7.8% and 9.2%, respectively. In addition, our primary market area has experienced a softening of the local real estate market, including reductions in local property values, and a decline in the local manufacturing industry, which employs many of our borrowers. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Continued or further deterioration in local economic conditions could also drive the level of loan losses beyond the level we have provided for in our allowance for loan and lease losses, which could necessitate increasing our provision for loans losses and reduce our earnings. Additionally, the demand for our products and services could be reduced, which would adversely impact our liquidity and the level of revenues we generate.

Further declines in real estate values may cause us to incur losses in our portfolio of foreclosed real estate.

Our portfolio of foreclosed real estate includes parcels of unimproved land, land with completed structures and land with structures in various stages of completion. We may have to incur additional costs to complete certain parcels of our foreclosed properties in order to market and sell the parcels, which may not fully recover upon the sale of the parcel thereby causing us to incur additional losses. In addition, general declines in the values of real estate in our market areas may cause us to recognize further write-downs on our foreclosed real estate or to incur losses when we sell our foreclosed real estate.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

Nearly all of our loans are secured by real estate or made to businesses in our primary market area, which consists of Buncombe, Madison, McDowell, Henderson and Transylvania Counties in North Carolina and the surrounding areas. This concentration makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as inflation, unemployment, recession or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure.

Changes in interest rates may hurt our profits and investment securities values.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our interest rate spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our borrowings. Changes in interest rates could adversely affect our interest rate spread and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our interest rate spread to expand or contract. Our liabilities are shorter in duration than our assets, so they will adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs will rise faster than the yield we earn on our assets, causing our interest rate spread to contract until the yield catches up. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—will also reduce our interest rate spread. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities are shorter in duration than our assets, when the yield curve flattens or even inverts, we will experience pressure on our interest rate spread as our cost of funds increases relative to the yield we can earn on our assets.

The Standard & Poor's downgrade in the U.S. government's sovereign credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities, could result in risks to the Company and the Bank and general economic conditions that we are not able to predict.

On August 5, 2011, Standard & Poor's downgraded the United States long-term debt rating from its AAA rating to AA+. On August 8, 2011, Standard & Poor's downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt. Instruments of this nature are key assets on the balance sheets of financial institutions, including the Bank. While the impact of these downgrades has not resulted in any material volatility in the global and domestic financial markets during the past several months, primarily due to the relative strength of United States debt compared to that of other countries, these Standard & Poor's downgrades, combined with the negative outlook placed on United States long-term debt by Moody's and Fitch subsequent to the Standard & Poor's downgrades, still have the potential of resulting in an adverse effect in the market value of such instruments, and could adversely impact our ability to obtain funding that is collateralized by affected instruments, as well as affecting the pricing of that funding when it is available. In addition, and particularly considering the current political climate in Washington, D.C., these downgrades and negative outlooks continue to create an environment that could materially affect global and domestic financial markets and economic conditions, which in turn might affect the Company's and the Bank's business, financial condition and liquidity and possibly result in future changes in capital requirements or a rebalancing of investment portfolios in response to management's assessment of the related risk weightings. We cannot predict if, when or how these changes to the credit ratings and/or negative outlooks will affect economic conditions. As a result, the changes to the credit ratings and/or negative outlooks could result in a significant adverse impact to the Company, and could exacerbate the other risks to which the Company is subject.

Our business strategy includes moderate growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

Over the long term, we expect to experience growth in our assets, our deposits and the scale of our operations, whether through organic growth or acquisitions. However, achieving our growth targets requires us to successfully execute our business strategies. Our business strategies include continuing to diversify our loan portfolio by increasing our commercial and industrial lending activities and introducing new and competitive deposit products. Our ability to successfully grow will also depend on the continued availability of loan opportunities that meet our stringent underwriting standards. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be adversely affected.

Financial reform legislation recently enacted by Congress has, among other things, tightened capital standards, created a new Consumer Financial Protection Bureau and resulted in new laws and regulations that are expected to increase our costs of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") enacted in 2010 has significantly changed the current bank regulatory structure and affected the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. The legislation also established a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directed the federal banking regulators to implement new leverage and capital requirements within 18 months that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Asheville Savings, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10.0 billion in assets. Banks and savings institutions with $10.0 billion or less in assets, such as the Bank, will be examined by their applicable bank regulators.

In addition, the Dodd-Frank Act increased shareholder influence over boards of directors by requiring certain public companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and by authorizing the Securities and Exchange Commission to promulgate rules that would allow shareholders to nominate and solicit votes for their own candidates using a company's proxy materials.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

Asheville Savings is subject to extensive government regulation, supervision and examination by the FDIC and the NCCoB and the Company is subject to regulation and supervision by the FRB. Such regulation, supervision and examination govern the activities in which we may engage, and is intended primarily for the protection of the deposit insurance fund and our depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations, including the potential for increased compliance costs.

On June 6, 2012, the FDIC and the other federal bank regulatory agencies issued a series of proposed rules that would revise their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to make them consistent with the agreements that were reached by the Basel Committee on Banking Supervision in "Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems" and certain provisions of the Dodd-Frank Act. The proposed rules would apply to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies ("banking organizations"). Among other things, the proposed rules establish a new common equity tier 1 minimum capital requirement (4.5% of risk-weighted assets) and a higher minimum tier 1 risk-based capital requirement (6% of risk-weighted assets) and assign higher risk weightings to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. The proposed rules also required unrealized gains and losses on certain securities holdings to be included for purposes of calculating regulatory capital requirements. The proposed rules limit a banking organization's capital distributions and certain discretionary bonus payments if the banking organization does not hold a "capital conservation buffer" consisting of a specified amount of common equity tier 1 capital in addition to the amount necessary to meet its minimum risk-based capital requirements. The proposed rules indicated that the final rule would become effective on January 1, 2013, and the changes set forth in the final rules will be phased in from January 1, 2013 through January 1, 2019. However, due to the volume of public comments received, the agencies did not make the final rule effective on January 1, 2013. Management will continue to monitor these and any future proposals submitted by our regulators.

We may have credit risk in our investment and mortgage-backed securities portfolio.

At December 31, 2012, $243.4 million, or 32.5% of our assets, consisted of investment and mortgage-backed securities, $83.7 million, or 34.4% of which were issued by, or have principal and interest payments guaranteed by Fannie Mae or Freddie Mac. On September 7, 2008, the Federal Housing Finance

Agency placed Fannie Mae and Freddie Mac into federal conservatorship. Although the federal government has committed substantial capital to Fannie Mae and Freddie Mac, these credit facilities and other capital infusions may not be adequate for their needs. If the financial support is inadequate, or if additional support is not provided when needed, these companies could continue to suffer losses and could fail to honor their guarantees and other obligations. As a result, the future roles of Fannie Mae and Freddie Mac could be significantly altered. Failure by Fannie Mae or Freddie Mac to honor their guarantees or obligations, or a significant restructuring of their roles, could have a significant adverse affect on the market value and cash flows of the investment and mortgage-backed securities we hold, resulting in substantial losses. We also maintain an investment in FHLB of Atlanta stock, which totaled $3.4 million at December 31, 2012. In response to unprecedented market conditions and potential future losses, the FHLB of Atlanta has implemented an initiative to preserve capital by significantly reducing the amount of its cash dividend payments, which has adversely affected our income; however, we note that such payments have recently shown an increasing trend. If the FHLB of Atlanta is unable to meet minimum regulatory capital requirements or is required to aid the remaining Federal Home Loan Banks, our holding of FHLB of Atlanta stock may be determined to be other than temporarily impaired and may require a charge to earnings.

If we continue to experience reduced loan demand, we will be required to invest a significant percentage of our assets in investment securities, which typically have a lower yield than our loan portfolio.

In recent years, the struggling economy has resulted in weak loan demand in our primary market area. If we continue to experience reduced loan demand, we will be required to invest a larger percentage of our assets in investment securities, which generally yield substantially less than the loans we hold in our portfolio. This would negatively impact our results of operations, which are substantially dependent on our net interest income, or the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the deposit insurance fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. In December 2009, in lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $3.6 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Strong competition within our market area could hurt our profits and slow growth.

Although we consider ourselves competitive in our primary market area of Buncombe, Madison, McDowell, Henderson and Transylvania Counties in North Carolina and the surrounding areas, we face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We conduct our business through our main office, banking centers and other offices. The following table sets forth certain information relating to these facilities as of December 31, 2012.

(dollars in thousands)	Year Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2012
Banking Centers:					
Downtown Asheville (Main Office) 11 Church Street Asheville, NC 28801	1936	24,124	Owned	–	$ 3,435
Black Mountain 300 West State Street Black Mountain, NC 28711	1960	4,500	Owned	–	293
Mars Hill 105 North Main Street Mars Hill, NC 28754	1974	2,500	Owned	–	1,309
Skyland 1879 Hendersonville Road Asheville, NC 28803	1976	3,108	Owned	–	658
East Asheville 10 South Tunnel Road Asheville, NC 28805	1978	3,570	Owned	–	132
North Asheville 778 Merrimon Avenue Asheville, NC 28804	1979	9,846	Owned	–	421
West Asheville 1012 Patton Avenue Asheville, NC 28806	1981	3,670	Owned	–	372
Marion 162 North Main Street Marion, NC 28752	1981	6,000	Owned	–	182
Hendersonville 601 North Main Street Hendersonville, NC 28792	1992	4,000	Owned	–	619
Brevard 2 Market Street Straus Park Brevard, NC 28712	1995	2,100	Owned	–	838
Reynolds 5 Olde Eastwood Village Boulevard US 74 East Asheville, NC 28803	2001	3,500	Owned	–	1,029
Enka-Candler 907 Smoky Park Highway Candler, NC 28715	2003	3,500	Owned	–	1,040

(dollars in thousands)	Year Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at December 31, 2012
Fletcher 3551 Hendersonville Road Fletcher, NC 28732	2008	3,415	Lot Leased Structure Owned	1/31/2027	$ 954
Other Offices:					
Operations and Administration 901 Smoky Park Highway Candler, NC 28715	2003	46,000	Leased	4/30/2017	386
Commercial Lending 11 Church Street Asheville, NC 28801	1998	1,940	Owned	–	– (1)

(1) Net book value is reflected in net book value for our main office located at 11 Church Street, Asheville, North Carolina.

Item 3. Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the Nasdaq Global Market under the symbol "ASBB." The common stock was issued at a price of $10.00 per share in connection with the Bank's mutual-to-stock conversion and the initial public offering of the Company's common stock. The common stock commenced trading on the Nasdaq Global Market on October 12, 2011. As of the close of business on December 31, 2012, there were 5,584,551 shares of common stock outstanding held by 546 holders of record.

The following table sets forth the high and low closing sales prices of the Company's common stock as reported by the Nasdaq Global Market for the periods indicated. As stated above, the Company completed its initial public offering on October 11, 2011 and commenced trading on the Nasdaq Global Market on October 12, 2011. Accordingly, there is no information for high and low sale prices for the first three quarters of the year ended December 31, 2011.

Quarter ended:	Market Price Per Share		
	High Close	Low Close	Last Close
December 31, 2011	$ 11.99	$ 11.30	$ 11.70
September 30, 2011	n/a	n/a	n/a
June 30, 2011	n/a	n/a	n/a
March 31, 2011	n/a	n/a	n/a

The following graph and table provide a comparison of the cumulative total returns for the common stock of the Company, the NASDAQ Composite Index and the SNL Financial Southeastern Bank and Thrift Index for the periods indicated. The graph assumes that an investor originally invested $100 in shares of our common stock at its closing price on October 12, 2011, the first day that our shares were traded. The stock price information below is not necessarily indicative of future price performance.



Total Return Performance
165
155
145
135
125
115
105
95
ASB Bancorp, Inc.
NASDAQ Composite
SNL SE Thrift Index
10/12/2011
12/31/2011
3/31/2012
6/30/2012
9/30/2012
12/31/2012

	Period Ended					
	10/12/2011	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
ASB Bancorp, Inc.	100.00	100.51	112.54	122.42	133.16	131.62
NASDAQ Composite	100.00	100.32	119.36	113.68	121.12	118.14
SNL SE Thrift Index	100.00	105.47	111.84	131.68	156.82	165.42

The Company did not declare any dividends to its stockholders during the years ended December 31, 2012 or 2011. See Item 1, "Business—Regulation and Supervision," for more information regarding the restrictions on the Company's and the Bank's abilities to pay dividends.

On September 19, 2012, the Company authorized the funding of a trust that purchased 223,382 shares of its stock during 2012 to be available for issuance under its 2012 Equity Incentive Plan. Of the total shares purchased, 220,782 shares were purchased during the fourth quarter of 2012. As of December 31, 2012, no awards were granted under the Plan. The awards were granted during the first quarter of 2013.

The Company did not repurchase any shares of its common stock for retirement during the quarter ended December 31, 2011. Under current FDIC regulations, the Company could not repurchase shares of its common stock during the first year following the Company's initial public offering, except to fund shareholder-approved equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.

Item 6. Selected Financial Data

The summary financial data presented below at December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are derived in part from the audited consolidated financial statements that appear in this annual report. The following is only a summary and should be read in conjunction with the audited consolidated financial statements and notes included in this annual report.

(in thousands)	December 31,				
	2012	2011	2010	2009	2008
Selected Financial Condition Data:					
Balances at end of period:					
Total assets	$ 749,354	$ 790,868	$ 749,965	$ 749,307	$ 705,095
Cash and cash equivalents	47,390	72,327	24,234	23,176	39,384
Securities available for sale	238,736	243,863	175,445	90,057	37,362
Securities held to maturity	4,649	5,218	5,948	6,958	5,442
Federal Home Loan Bank stock	3,429	3,870	3,970	3,993	5,020
Loans held for sale	9,759	6,590	8,386	3,890	2,926
Loans receivable, net of deferred fees	387,721	432,883	500,003	597,601	590,095
Allowance for loan losses	(8,513)	(10,627)	(12,676)	(8,994)	(6,403)
Foreclosed real estate	19,411	8,125	10,650	3,699	6,272
Deposits	578,299	608,236	619,757	608,538	535,640
Overnight and short-term borrowings	411	758	1,008	1,694	31,219
Federal Home Loan Bank advances	50,000	60,000	60,000	60,000	60,000
Total equity	111,529	115,571	62,881	73,649	69,921
Average balances for period:					
Average total assets	781,666	766,149	759,576	731,351	663,126
Average loans	418,569	471,260	563,013	606,995	556,542
Average interest-earning assets	749,036	724,409	727,338	701,709	633,502
Average deposits	595,183	617,735	620,518	587,457	519,498
Average interest-bearing liabilities	594,908	626,562	638,837	616,244	549,073
Average total equity	116,208	82,151	72,684	71,555	73,018

(in thousands except per share data)	Year Ended December 31,				
	2012	2011	2010	2009	2008
Selected Operating Data:					
Interest and dividend income	$ 24,992	$ 28,851	$ 32,959	$ 35,808	$ 36,811
Interest expense	6,492	8,642	11,444	14,772	16,745
Net interest income	18,500	20,209	21,515	21,036	20,066
Provision for loan losses	1,700	3,785	22,419	4,655	3,049
Net interest income (loss) after provision for loan losses	16,800	16,424	(904)	16,381	17,017
Noninterest income	9,456	7,422	7,468	7,032	5,158
Noninterest expense	25,092	22,071	22,096	21,091	18,361
Income (loss) before income tax provision	1,164	1,775	(15,532)	2,322	3,814
Income tax provision (benefit)	302	588	(6,074)	791	1,382
Net income (loss)	$ 862	$ 1,187	$ (9,458)	$ 1,531	$ 2,432
Selected Per Share Data:					
Earnings per share - basic	$ 0.17	$ 0.23	n/a	n/a	n/a
Earnings per share - diluted	0.17	0.23	n/a	n/a	n/a
Tangible book value per share	19.97	20.69	n/a	n/a	n/a
Stock price High	16.40	11.99	n/a	n/a	n/a
Low	11.40	11.30	n/a	n/a	n/a
Close	15.32	11.70	n/a	n/a	n/a

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Performance Ratios:					
Return on average assets	0.11%	0.15%	-1.25%	0.21%	0.37%
Return on average equity	0.74%	1.44%	-13.01%	2.14%	3.33%
Yield on average interest-earning assets	3.36%	4.00%	4.54%	5.10%	5.81%
Cost of average interest-bearing liabilities	1.09%	1.38%	1.79%	2.40%	3.05%
Interest rate spread (1)	2.27%	2.62%	2.75%	2.70%	2.76%
Net interest margin (2)	2.50%	2.80%	2.96%	3.00%	3.17%
Noninterest expense to average assets	3.21%	2.88%	2.91%	2.88%	2.77%
Efficiency ratio (3)	89.08%	79.60%	76.12%	75.14%	72.79%
Average interest-earning assets to average interest-bearing liabilities	125.91%	115.62%	113.85%	113.87%	115.38%
Average equity to average assets	14.87%	10.72%	9.57%	9.78%	11.01%
Capital Ratios:					
Tier 1 risk-based capital to adjusted average assets	14.69%	14.30%	8.36%	10.13%	10.98%
Tier 1 risk-based capital to risk-weighted assets	27.72%	27.52%	13.04%	13.72%	13.84%
Total risk-based capital to risk-weighted assets	28.98%	28.79%	14.31%	14.98%	15.03%
Tangible capital to tangible assets	14.88%	14.61%	8.38%	9.83%	9.92%
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	2.20%	2.45%	2.54%	1.51%	1.09%
Allowance for loan losses as a percent of nonperforming loans	739.62%	51.53%	94.43%	54.23%	180.32%
Net charge-offs to average loans outstanding during period	0.91%	1.24%	3.33%	0.34%	0.31%
Nonperforming loans as a percent of total loans	0.30%	4.76%	2.68%	2.77%	0.60%
Nonperforming assets as a percent of total assets	2.74%	3.63%	3.21%	2.71%	1.39%
Other Data:					
Banking centers	13	13	13	13	13
Full-time equivalent employees	168	167	165	163	174

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 34%.

(2) Represents net interest income as a percent of average interest-earning assets. Tax exempt income is reported on a tax equivalent basis using a federal marginal tax rate of 34%.

(3) Represents noninterest expenses divided by the sum of net interest income on a tax equivalent basis using a federal marginal tax rate of 34% and noninterest income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The objective of this section is to help readers understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and the notes to consolidated financial statements that appear at the end of this annual report.

Operating Strategy

Our primary objective is to operate and grow a profitable community-oriented financial institution serving customers in our primary market areas. We have sought to achieve this through the adoption of a business strategy designed to maintain a strong capital position and high asset quality. We continue to execute our plan to resolve our asset quality problems. In recent years, we have hired senior management with substantial experience in consumer and commercial banking to help us diversify our product offerings and expand our consumer and commercial deposit and lending products, while emphasizing high asset quality standards. Our operating strategies include the following:

- continuing to provide products and services to individuals and businesses in the communities served by our branch offices;

- continuing to originate residential and commercial mortgage loans;

- expanding our commercial and industrial lending activities and emphasizing the origination of small business loans;

- emphasizing lower cost core deposits to maintain low funding costs;

- expanding our market share within our primary market area; and

- seeking to enhance fee income through providing investment advisory services.

Continuing to provide products and services to individuals and businesses in the communities served by our branch offices.

We have continually operated as a community-oriented financial institution since we were established in 1936. We are committed to meeting the financial needs of the communities in which we operate, and we are dedicated to providing quality personal service to our customers. We provide a broad range of consumer and business financial services through our network of banking center offices and will remain steadfast in our pursuit of ways to improve convenience, safety, and service through our product offerings.

Continuing to originate residential and commercial mortgage loans.

Our primary lending focus has been, and will continue to be, on operating as a residential and commercial mortgage lender. We originate fixed and adjustable-rate residential and commercial mortgage loans that are retained in our loan portfolio. However, most of the fixed-rate residential mortgage loans that we originate are sold into the secondary market with servicing released as part of our efforts to reduce our interest rate risk. At December 31, 2012, residential mortgage loans totaled $163.6 million, or 42.1% of our total loan portfolio, and commercial mortgage loans totaled $138.8 million, or 35.8% of our total loan portfolio. Our total residential and commercial mortgage loans decreased to $302.4 million at December 31, 2012 from $315.8 million at December 31, 2011 as we managed our problem loans and experienced lower loan demand throughout this period, but we intend to continue to emphasize our residential and commercial mortgage lending activities.

Expanding our commercial and industrial lending activities and emphasizing the origination of small business loans.

We intend to expand our commercial and industrial lending activities and to originate an increased number of small business loans. Management has hired additional experienced lending officers and credit management personnel over the past several years in order to continue to safely manage this type of lending. Although commercial and industrial lending has decreased recently as we have managed our problem loans and experienced low loan demand, our goal is to increase this portion of our portfolio using conservative underwriting practices to increase the yield in our loan portfolio.

Emphasizing lower cost core deposits to maintain low funding costs.

We seek to increase our net interest income by controlling our costs of funding. As a traditional thrift institution, a greater percentage of our deposit accounts has historically been higher balance, higher cost certificates of deposits. Over the past several years, we have worked to reduce our dependence on traditional higher cost deposits in favor of stable lower cost core deposits. We have used additional product offerings, technology, and a focus on customer service in working toward this goal. In addition, we intend to seek demand deposits by growing commercial banking relationships.

Expanding our market share within our primary market area.

We intend to expand our market share in our primary market area by evaluating additional branch expansion opportunities. Subject to favorable market conditions, our goal is to continue to open additional branch offices in our primary market area. In addition, we are interested in pursuing opportunities to acquire other financial institutions, including through Federal Deposit Insurance Corporation assisted transactions, and branches of other financial institutions in our primary market area and surrounding areas, although we currently have no definitive plans or commitments regarding potential acquisition opportunities.

Seeking to enhance fee income through providing investment advisory services.

Through a relationship with LPL Financial LLC, we currently provide a full array of investment services for individuals and small businesses, including full access to financial market instruments such as mutual funds. As of December 31, 2012 and 2011, commission income relating to our investment advisory services totaled $242,000 and $275,000, respectively. In the future, we intend to continue to enhance our fee income by providing investment advisory services to our customers through our relationship with LPL.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are deposit and other service charge income, mortgage banking income derived from the sale of loans in the secondary market, income from debit card services, and income from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expense we incur in operating our business consists of salaries and employee benefits expenses, occupancy expenses, federal deposit insurance premiums and assessments, data processing expenses and various other miscellaneous expenses. Our noninterest expenses also include expenses related to shareholder communications and meetings, stock exchange listing fees, the employee stock ownership plan, stock compensation plans, and legal and accounting services.

Salaries and employee benefits expenses consist primarily of salaries, wages and bonuses paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. We anticipate recognizing additional future employee compensation expenses stemming from our adoption of new equity-based benefit plans. We are in the process of determining the actual amount of future compensation expense that will result from these new proposed equity-based benefit plans because applicable accounting guidance requires that the compensation expense recognized on the shares of common stock granted under these plans be based on the fair market value of the common shares measured at specific points in the future.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, rental expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to forty years.

Data processing expenses are the fees we pay to third parties for processing customer information, deposits and loans.

Federal deposit insurance premiums and assessments are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Other expenses include expenses for professional services, advertising, office supplies, postage, telephone, foreclosed properties, insurance and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. The following represent our critical accounting policies:

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to earnings. Management's estimates of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance monthly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making the evaluation. In addition, the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect our earnings. See notes 1 and 5 included in the notes to consolidated financial statements included in this annual report.

Fair Value of Investments. Securities are characterized as available for sale or held to maturity based on management's ability and intent regarding such investment at acquisition. On an ongoing basis, management estimates the fair value of its investment securities based on information and assumptions it deems reliable and reasonable, which may be quoted market prices or if quoted market prices are not available, fair values extrapolated from the quoted prices of similar instruments. Based on this information, an assessment must be made as to whether any decline in the fair value of an investment security should be considered as an other than temporary impairment and recorded in noninterest income as a loss on investments. The determination of such impairment is subject to a variety of factors, including management's judgment and experience. See notes 3 and 14 of the notes to the consolidated financial statements included in this annual report

Deferred Tax Assets. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. A reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. See notes 1 and 10 of the notes to the consolidated financial statements included in this annual report.

Pension Plan. The Company has a noncontributory defined benefit pension plan. This plan is accounted for under the provisions of *ASC Topic 715: Compensation-Retirement Benefits,* which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. ASC Topic 715 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. Management must make certain estimates and assumptions when determining the projected benefit obligation. These estimates and assumptions include the expected return on plan assets, the rate of compensation increases over time, and the appropriate discount rate to be used in determining the present value of the obligation. See note 12 of the notes to the consolidated financial statements included in this annual report.

Comparison of Financial Condition at December 31, 2012 and December 31, 2011

General. Total assets decreased $41.5 million, or 5.2%, to $749.4 million at December 31, 2012 from $790.9 million at December 31, 2011. Investment securities decreased $5.7 million, or 2.3%, to $243.4 million at December 31, 2012 from $249.1 million at December 31, 2011, primarily due to securities sold in late December the proceeds from which were not reinvested until January, partially offset by the reinvestment into investment securities of proceeds from loan repayments and prepayments. Loans receivable, net of deferred fees, decreased $45.2 million, or 10.4%, to $387.7 million at December 31, 2012 from $432.9 million at December 31, 2011 as loan repayments, prepayments, and foreclosures continued to outpace new loan originations. In December of 2012, the Bank completed the foreclosure on the collateral of its largest nonperforming loan in the amount of $9.8 million, net of write-downs, which was moved into foreclosed properties.

Loans. Loan originations totaled $207.4 million for the year ended December 31, 2012 compared to $140.3 million for the year ended December 31, 2011. Residential mortgage loan originations totaled $110.7 million in 2012 compared to $81.7 million in 2011, while residential construction and land development loan originations totaled $11.0 million in 2012 compared to $10.7 million in 2011. Originations of commercial mortgage, commercial construction and land development, and commercial and industrial loans totaled $61.9 million, $1.1 million and $5.9 million, respectively, for the year ended December 31, 2012 compared to $32.7 million, $1.1 million and $7.2 million, respectively, for the year ended December 31, 2011. Revolving mortgage originations totaled $7.1 million in 2012 compared to $6.4 million in 2011, while consumer loan originations totaled $9.8 million in 2012 compared to $483,000 in 2011. The increase in consumer loan originations during 2012 was attributable to management's decision to re-enter the market for indirect automobile loan financing that was suspended in 2009. Origination activity was significantly offset by $139.9 million of normal loan repayments and prepayments and $91.0 million in loan sales for the year ended December 31, 2012, compared to $131.4 million and $68.9 million, respectively, for the year ended December 31, 2011.

Loan Portfolio Composition

The following table sets forth the composition of our loan portfolio at the dates indicated.

	December 31,					
	2012		2011		2010	
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Commercial:						
Commercial mortgage	$ 138,804	35.76%	$ 139,947	32.30%	$ 164,553	32.88%
Commercial construction and land development	5,161	1.34%	22,375	5.17%	28,473	5.69%
Commercial and industrial	11,093	2.86%	17,540	4.05%	17,656	3.53%
Total	155,058	39.96%	179,862	41.52%	210,682	42.10%
Non-commercial:						
Residential mortgage	163,571	42.14%	175,866	40.59%	180,439	36.06%
Residential construction and land development	3,729	0.96%	3,907	0.90%	8,670	1.73%
Revolving mortgage	48,221	12.42%	51,044	11.78%	53,432	10.68%
Consumer	17,552	4.52%	22,588	5.21%	47,212	9.43%
Total	233,073	60.04%	253,405	58.48%	289,753	57.90%
Total loans	388,131	100.00%	433,267	100.00%	500,435	100.00%
Less: net deferred loan origination fees	410		384		432	
Less: allowance for loan losses	8,513		10,627		12,676	
Loans receivable, net	$ 379,208		$ 422,256		$ 487,327	

	December 31,			
	2009		2008	
(dollars in thousands)	Amount	Percent	Amount	Percent
Commercial:				
Commercial mortgage	$ 197,239	32.98%	$ 141,565	23.97%
Commercial construction and land development	30,158	5.04%	28,998	4.91%
Commercial and industrial	22,794	3.81%	27,367	4.63%
Total	250,191	41.83%	197,930	33.51%
Non-commercial:				
Residential mortgage	190,965	31.93%	201,160	34.06%
Residential construction and land development	15,141	2.53%	23,491	3.98%
Revolving mortgage	55,038	9.20%	53,834	9.10%
Consumer	86,768	14.51%	114,268	19.35%
Total	347,912	58.17%	392,753	66.49%
Total loans	598,103	100.00%	590,683	100.00%
Less: net deferred loan origination fees	502		588	
Less: allowance for loan losses	8,994		6,403	
Loans receivable, net	$ 588,607		$ 583,692	

Loan Portfolio Maturities

The following tables set forth certain information at December 31, 2012 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments that significantly shorten the average life of our loans and may cause our actual repayment experience to differ from that shown below. Demand loans, which are loans having no stated schedule of repayments and no stated maturity, are reported as due in one year or less.

	December 31, 2012			
(in thousands)	Commercial Mortgages	Commercial Construction and Land Development	Commercial and Industrial	Total Commercial
Amounts due in:				
One year or less	$ 32,501	$ 1,552	$ 2,729	$ 36,782
More than one year through two years	26,127	1,082	1,702	28,911
More than two years through three years	11,774	778	807	13,359
More than three years through five years	42,494	981	2,984	46,459
More than five years through ten years	14,862	590	2,871	18,323
More than ten years through fifteen years	11,046	178	-	11,224
Total	$ 138,804	$ 5,161	$ 11,093	$ 155,058

	December 31, 2012					
(in thousands)	Residential Mortgages	Residential Construction and Land Development	Revolving Mortgages	Consumer	Total Non-Commercial	Total Loans
Amounts due in:						
One year or less	$ 7,985	$ 128	$ 259	$ 2,410	$ 10,782	$ 47,564
More than one year through two years	1,246	-	273	4,342	5,861	34,772
More than two years through three years	2,606	-	286	2,960	5,852	19,211
More than three years through five years	6,109	-	2,428	2,728	11,265	57,724
More than five years through ten years	11,190	-	27,055	5,112	43,357	61,680
More than ten years through fifteen years	14,213	-	17,920	-	32,133	43,357
More than fifteen years	120,222	3,601	-	-	123,823	123,823
Total	$ 163,571	$ 3,729	$ 48,221	$ 17,552	$ 233,073	$ 388,131

Fixed vs. Adjustable Rate Loans

The following table sets forth the dollar amount of all loans at December 31, 2012 that have contractual maturities after December 31, 2013 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude unearned loan origination fees.

	Due After December 31, 2013		
(in thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Commercial:			
Commercial mortgage	$ 55,314	$ 50,989	$ 106,303
Commercial construction and land development	2,031	1,578	3,609
Commercial and industrial	6,664	1,700	8,364
Total commercial	64,009	54,267	118,276
Non-commercial:			
Residential mortgage	72,311	83,275	155,586
Residential construction and land development	1,360	2,241	3,601
Revolving mortgage	55	47,907	47,962
Consumer	15,142	-	15,142
Total non-commercial	88,868	133,423	222,291
Total loans receivable	$ 152,877	$ 187,690	$ 340,567

Some of our adjustable rate loans contain rate floors that are equal to the initial interest rate on the loan. When market interest rates fall below the rate floor, as has occurred in recent months, loan rates do not adjust further downward. As market interest rates rise in the future, the interest rates on these loans may rise based on the contract rate (index plus the margin) exceeding the initial interest rate floor; however, contract interest rates will only increase when the index plus margin exceed the imposed rate floor.

Loan Activity

The following table shows loans originated, purchased and sold during the periods indicated, including residential mortgage loans intended for sale in the secondary market.

	Year Ended December 31,				
(in thousands)	2012	2011	2010	2009	2008
Total loans at beginning of period	$ 428,846	$ 495,713	$ 592,497	$ 586,618	$ 518,628
Loans originated:					
Commercial:					
Commercial mortgage	61,910	32,688	43,547	74,382	92,923
Construction and land development	1,050	1,068	-	-	5,109
Commercial and industrial	5,853	7,199	7,737	10,742	15,255
Non-commercial:					
Residential mortgage	110,682	81,705	121,439	131,017	97,731
Construction and land development	10,986	10,734	15,845	12,142	7,546
Revolving mortgage	7,107	6,385	7,966	20,524	32,010
Consumer	9,830	483	523	26,248	70,014
Total loans originated	207,418	140,262	197,057	275,055	320,588
Loans purchased:					
Commercial:					
Commercial mortgage	2,909	125	2,191	6,209	2,120
Construction and land development	-	560	41		939
Total loans purchased	2,909	685	2,232	6,209	3,059
Total loans originated and purchased	210,327	140,947	199,289	281,264	323,647
Deduct:					
Loan principal repayments	139,879	131,393	163,910	151,368	196,007
Loan sales	90,955	68,850	97,103	116,352	50,053
Foreclosed loans transferred to foreclosed properties	17,464	3,533	12,585	2,968	6,272
Charge-offs	3,995	6,134	18,863	2,193	1,893
Deductions (additions) for other items (1)	(2,087)	(2,096)	3,612	2,504	1,432
Net loan activity during the period	(39,879)	(66,867)	(96,784)	5,879	67,990
Total loans at end of period	$ 388,967	$ 428,846	$ 495,713	$ 592,497	$ 586,618

(1) Other items consist of deferred loan fees, the allowance for loan losses and loans in process.

Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We generally sell in the secondary market long-term fixed-rate residential mortgage loans that we originate. Our decision to sell loans is based on prevailing market interest rate conditions, interest rate management and liquidity needs.

Investment Security Portfolio

At December 31, 2012, our securities portfolio consisted of mortgage-backed securities issued by Freddie Mac, Fannie Mae and Ginnie Mae, securities of U.S. government agencies and corporations, securities of various government sponsored entities and securities of state and local governments. Our securities portfolio is used to invest excess funds for increased yield, manage interest rate risk and as collateralization for public unit deposits.

At December 31, 2012, our securities portfolio represented 32.5% of total assets, compared to 31.5% at December 31, 2011, primarily as a result of the $41.5 million decrease in total assets to $749.4 million at December 31, 2012. Securities classified as available for sale were $238.7 million of our securities portfolio at December 31, 2012, while $4.6 million of our securities portfolio was classified as held to maturity. Securities classified as held to maturity are United States government sponsored entity, mortgage-backed and state and local government securities. In addition, at December 31, 2012, we had $3.4 million of other investments, at cost, which consisted solely of Federal Home Loan Bank of Atlanta common stock. Securities decreased by $5.7 million, or 2.3%, to $243.4 million at December 31, 2012 from $249.1 million at December 31, 2011, primarily due to the prepayment of a $10.0 million of FHLB advance during the fourth quarter of 2012.

The following table sets forth the amortized costs and fair values of our investment securities at the dates indicated. For all periods presented, our mortgage-backed and related securities did not include any private label issues or real estate mortgage investment conduits, but do include securities backed by the U.S. Small Business Administration ("SBA").

	December 31,					
	2012		2011		2010	
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:						
U.S. government agencies and corporations	$ 12,025	$ 12,247	$ 41,305	$ 42,367	$ 50,254	$ 50,043
Mortgage-backed and similar securities	174,686	177,098	186,011	188,870	121,896	121,449
State and local government	48,183	48,652	11,359	11,914	3,379	3,287
Other equity securities	711	739	689	712	664	666
Total available for sale	235,605	238,736	239,364	243,863	176,193	175,445
Securities held to maturity:						
U.S. government agencies and corporations	1,065	1,209	1,078	1,218	1,090	1,168
Mortgage-backed and similar securities	1,166	1,249	1,726	1,847	2,449	2,598
State and local government	2,418	2,724	2,414	2,688	2,409	2,432
Total held to maturity	4,649	5,182	5,218	5,753	5,948	6,198
Total securities	$ 240,254	$ 243,918	$ 244,582	$ 249,616	$ 182,141	$ 181,643

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2012. Weighted average yields on tax-exempt securities are presented on a taxable equivalent basis using a federal marginal tax rate of 34%. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investments available for sale do not give effect to changes in fair value that are reflected as a component of equity.

	One Year or Less		More than One Year To Five Years		More than Five Years To Ten Years	
(dollars in thousands)	Carrying Value (1)	Weighted Average Yield	Carrying Value (1)	Weighted Average Yield	Carrying Value (1)	Weighted Average Yield
Securities available for sale:						
U.S. government agencies and corporations	$ -	0.00%	$ 10,825	1.31%	$ 1,422	0.94%
Mortgage-backed and similar securities	59	3.26%	3,306	2.35%	26,258	1.24%
State and local government	-	0.00%	-	0.00%	7,995	3.00%
Total available for sale	59	3.26%	14,131	1.55%	35,675	1.62%
Securities held to maturity:						
U.S. government agencies and corporations	-	0.00%	1,065	3.98%	-	0.00%
Mortgage-backed and similar securities	-	0.00%	56	5.73%	1,110	4.68%
State and local government	-	0.00%	-	0.00%	951	5.60%
Total held to maturity	-	0.00%	1,121	4.07%	2,061	5.10%
Total securities	$ 59	3.26%	$ 15,252	1.74%	$ 37,736	1.81%

	More than Ten Years		Total	
(dollars in thousands)	Carrying Value (1)	Weighted Average Yield	Carrying Value (1)	Weighted Average Yield
Securities available for sale:				
U.S. government agencies and corporations	$ -	0.00%	$ 12,247	1.27%
Mortgage-backed and similar securities	147,475	1.76%	177,098	1.69%
State and local government	40,657	2.93%	48,652	2.94%
Other equity securities	739	0.00%	739	0.00%
Total available for sale	188,871	2.00%	238,736	1.92%
Securities held to maturity:				
U.S. government agencies and corporations	-	0.00%	1,065	3.98%
Mortgage-backed and similar securities	-	0.00%	1,166	4.73%
State and local government	1,467	5.39%	2,418	5.47%
Total held to maturity	1,467	5.39%	4,649	4.94%
Total securities	$ 190,338	2.03%	$ 243,385	1.98%

(1) Carrying value is fair value for securities available for sale and amortized cost for securities held to maturity.

Deposits

We accept deposits primarily from individuals and businesses who are located in our primary market area or who have a preexisting lending relationship with us. We rely on competitive pricing, customer service, account features and the location of our branch offices to attract and retain deposits. Deposits serve as the primary source of funds for our lending and investment activities. Deposit accounts offered include individual and business checking accounts, money market accounts, individual NOW accounts, savings accounts and certificates of deposit. Noninterest-bearing accounts consist of free checking and commercial checking accounts.

The following table sets forth the balances of our deposit accounts at the dates indicated.

	December 31,					
	2012		2011		2010	
(dollars in thousands)	Total	Percent	Total	Percent	Total	Percent
Non-interest-bearing accounts	$ 65,295	11.29%	$ 54,102	8.89%	$ 44,996	7.26%
NOW accounts	141,276	24.43%	132,812	21.84%	134,836	21.76%
Money market accounts	152,838	26.43%	137,901	22.67%	131,138	21.16%
Savings accounts	29,686	5.13%	24,880	4.09%	21,384	3.45%
Core deposits	389,095	67.28%	349,695	57.49%	332,354	53.63%
Certificates of deposit	189,204	32.72%	258,541	42.51%	287,403	46.37%
Total	$ 578,299	100.00%	$ 608,236	100.00%	$ 619,757	100.00%

Core deposits, which exclude certificates of deposit, increased $39.4 million, or 11.3%, to $389.1 million at December 31, 2012 from $349.7 million at December 31, 2011. Also during 2012, non-interest-bearing deposits, NOW deposits, money market deposits, and savings deposits increased $11.2 million, $8.5 million, $14.9 million, and $4.8 million, respectively. While we continued to place greater emphasis on attracting lower cost core deposits, our core deposit growth was also significantly affected by sustained low deposit rates in our competitive markets as the spread between core deposits and certificate time deposits remained narrow throughout 2012.

Certificates of deposit decreased $69.3 million, or 26.8%, to $189.2 million at December 31, 2012 from $258.5 million at December 31, 2011. The decrease reflects management's continued focus on reducing deposit interest rates to improve the Bank's net interest margin. A portion of these funds moved into our other types of interest-bearing deposits, including money market accounts. Our need for loan funding, ability to invest these funds for a positive return and consideration of other customer relationships influences our willingness to match competitors' rates to retain these accounts.

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2012. Jumbo certificates of deposit require minimum deposits of $100,000.

(in thousands)	Amount
Maturity period:	
Three months or less	$ 7,887
Over three through six months	5,108
Over six through twelve months	11,770
Over twelve months	33,573
Total	$ 58,338

The following table sets forth time deposits classified by rates at the dates indicated.

(in thousands)	December 31, 2012	2011	2010
0.00 - 1.00%	$ 108,421	$ 79,693	$ 55,780
1.01 - 2.00%	63,426	95,151	129,173
2.01 - 3.00%	15,949	79,163	91,623
3.01 - 4.00%	1,171	3,282	8,684
4.01 - 5.00%	237	1,252	2,143
Total	$ 189,204	$ 258,541	$ 287,403

The following table sets forth the amount and maturities of time deposits at December 31, 2012.

	Amount Due					
(dollars in thousands)	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposits
0.00 - 1.00%	$ 66,557	$ 27,127	$ 14,596	$ 141	$ 108,421	57.30%
1.01 - 2.00%	20,516	19,099	16,483	7,328	63,426	33.52%
2.01 - 3.00%	10,841	1,326	1,937	1,845	15,949	8.43%
3.01 - 4.00%	664	507	-	-	1,171	0.62%
4.01 - 5.00%	237	-	-	-	237	0.13%
Total	$ 98,815	$ 48,059	$ 33,016	$ 9,314	$ 189,204	100.00%

The following table sets forth deposit activity for the periods indicated.

(in thousands)	Year Ended December 31, 2012	2011	2010
Beginning balance	$ 608,236	$ 619,757	$ 608,538
Increase (decrease) before interest credited	(34,040)	(17,743)	2,195
Interest credited	4,103	6,222	9,024
Net increase (decrease) in deposits	(29,937)	(11,521)	11,219
Ending balance	$ 578,299	$ 608,236	$ 619,757

Borrowings

We use borrowings from the FHLB of Atlanta, federal funds purchased and other short-term borrowings to supplement our supply of funds for loans and investments and for interest rate risk management, which are summarized in the following table.

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Maximum balance outstanding at any month-end during period:			
FHLB advances	$ 60,000	$ 60,000	$ 60,000
Overnight and short-term borrowings	984	1,617	1,638
Average balance outstanding during period:			
FHLB advances	$ 59,208	$ 60,245	$ 60,000
Overnight and short-term borrowings	616	1,049	1,189
Weighted average interest rate during period:			
FHLB advances	4.03%	4.01%	4.03%
Overnight and short-term borrowings	0.32%	0.29%	0.25%
Balance outstanding at end of period:			
FHLB advances	$ 50,000	$ 60,000	$ 60,000
Overnight and short-term borrowings	411	758	1,008
Weighted average interest rate at end of period:			
FHLB advances	3.88%	3.97%	4.03%
Overnight and short-term borrowings	0.27%	0.52%	0.33%

Our FHLB advances are fixed-rate borrowings that, at the option of the FHLB of Atlanta, can be converted to variable rates. If the FHLB of Atlanta exercises its options to convert the fixed-rate advances to variable rates, then the Bank can accept the new terms or repay the advance without any prepayment penalty. Had the Bank elected to prepay the advances at December 31, 2012, the prepayment penalties were estimated at approximately $6.9 million.

During the fourth quarter of 2012, a FHLB advance for $10.0 million at a rate of 4.46% that would have matured in June of 2017 was prepaid incurring a prepayment penalty of $1.7 million. The interest expense savings will be approximately $445,000 per annum over the remaining term.

Average Balances and Yields

The following tables present information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense for twelve-month periods by the average balances of assets or liabilities, respectively, for the periods presented. Average balances have been calculated using daily balances. Nonaccrual loans are included in average balances only. Loan fees are included in interest income on loans and are not material. Tax-exempt income on loans and on investment securities has been calculated on a tax-equivalent basis using a federal marginal tax rate of 34%.

	For the Year Ended December 31,					
	2012			2011		
(dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets						
Interest-earning deposits with banks	$ 57,361	$ 203	0.35%	$ 33,089	$ 85	0.26%
Loans receivable	418,569	19,553	4.67%	471,260	23,538	4.99%
Investment securities	70,222	1,322	2.19%	70,327	1,681	2.53%
Mortgage-backed and similar securities	199,042	3,835	1.93%	145,806	3,507	2.41%
Other interest-earning assets	3,842	79	2.06%	3,927	40	1.02%
Total interest-earning assets	749,036	24,992	3.36%	724,409	28,851	4.00%
Allowance for loan losses	(10,451)			(12,083)		
Noninterest-earning assets	43,081			53,823		
Total assets	$ 781,666			$ 766,149		
Liabilities and equity						
NOW accounts	$ 135,441	525	0.39%	$ 132,903	934	0.70%
Money market accounts	143,622	473	0.33%	134,672	721	0.54%
Savings accounts	27,463	45	0.16%	23,853	72	0.30%
Certificates of deposit	228,558	3,060	1.34%	273,840	4,495	1.64%
Total interest-bearing deposits	535,084	4,103	0.77%	565,268	6,222	1.10%
Overnight and short-term borrowings	616	2	0.32%	1,049	3	0.29%
Federal Home Loan Bank advances	59,208	2,387	4.03%	60,245	2,417	4.01%
Total interest-bearing liabilities	594,908	6,492	1.09%	626,562	8,642	1.38%
Noninterest-bearing deposits	60,099			52,467		
Other noninterest-bearing liabilities	10,451			4,969		
Total liabilities	665,458			683,998		
Total equity	116,208			82,151		
Total liabilities and equity	$ 781,666			$ 766,149		
Net interest income		$ 18,500			$ 20,209	
Interest rate spread			2.27%			2.62%
Net interest margin			2.50%			2.80%
Average interest-earning assets to average interest-bearing liabilities	125.91%			115.62%		

(dollars in thousands)	For the Year Ended December 31, 2011 Average Balance	2011 Interest and Dividends	2011 Yield/ Cost	2010 Average Balance	2010 Interest and Dividends	2010 Yield/ Cost
Assets						
Interest-earning deposits with banks	$ 33,089	$ 85	0.26%	$ 21,997	$ 59	0.27%
Loans receivable	471,260	23,538	4.99%	563,013	28,666	5.09%
Investment securities	70,327	1,681	2.53%	50,872	1,545	3.13%
Mortgage-backed and similar securities	145,806	3,507	2.41%	87,474	2,674	3.06%
Other interest-earning assets	3,927	40	1.02%	3,982	15	0.38%
Total interest-earning assets	724,409	28,851	4.00%	727,338	32,959	4.54%
Allowance for loan losses	(12,083)			(11,847)		
Noninterest-earning assets	53,823			44,085		
Total assets	$ 766,149			$ 759,576		
Liabilities and equity						
NOW accounts	$ 132,903	934	0.70%	$ 127,879	1,780	1.39%
Money market accounts	134,672	721	0.54%	123,952	1,046	0.84%
Savings accounts	23,853	72	0.30%	19,994	70	0.35%
Certificates of deposit	273,840	4,495	1.64%	305,823	6,128	2.00%
Total interest-bearing deposits	565,268	6,222	1.10%	577,648	9,024	1.56%
Overnight and short-term borrowings	1,049	3	0.29%	1,189	3	0.25%
Federal Home Loan Bank advances	60,245	2,417	4.01%	60,000	2,417	4.03%
Total interest-bearing liabilities	626,562	8,642	1.38%	638,837	11,444	1.79%
Noninterest-bearing deposits	52,467			42,870		
Other noninterest-bearing liabilities	4,969			5,185		
Total liabilities	683,998			686,892		
Total equity	82,151			72,684		
Total liabilities and equity	$ 766,149			$ 759,576		
Net interest income		$ 20,209			$ 21,515	
Interest rate spread			2.62%			2.75%
Net interest margin			2.80%			2.96%
Average interest-earning assets to average interest-bearing liabilities	115.62%			113.85%		

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the volume and rate columns. Changes attributable to changes in both rate and volume have been allocated proportionally based on the absolute dollar amounts of change in each.

	Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011			Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010		
	Increase (Decrease) Due to:			Increase (Decrease) Due to:		
(in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Interest-earning deposits with banks	$ 78	$ 40	$ 118	$ 29	$ (3)	$ 26
Loans receivable	(2,524)	(1,461)	(3,985)	(4,592)	(536)	(5,128)
Investment securities	(3)	(356)	(359)	510	(374)	136
Mortgage-backed and similar securities	1,116	(788)	328	1,495	(662)	833
Other interest-earning assets	(1)	40	39	-	25	25
Total interest-earning assets	(1,334)	(2,525)	(3,859)	(2,558)	(1,550)	(4,108)
Interest expense:						
NOW accounts	18	(427)	(409)	67	(913)	(846)
Money market accounts	45	(293)	(248)	84	(409)	(325)
Savings accounts	10	(37)	(27)	12	(10)	2
Certificates of deposit	(678)	(757)	(1,435)	(598)	(1,035)	(1,633)
Total interest-bearing deposits	(605)	(1,514)	(2,119)	(435)	(2,367)	(2,802)
Overnight and short-term borrowings	(1)	-	(1)	-	-	-
Federal Home Loan Bank advances	(42)	12	(30)	10	(10)	-
Total interest-bearing liabilities	(648)	(1,502)	(2,150)	(425)	(2,377)	(2,802)
Net increase (decrease) in net interest income	$ (686)	$ (1,023)	$ (1,709)	$ (2,133)	$ 827	$ (1,306)

Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011

Overview. Net income was $862,000, or $0.17 per share, for the year ended December 31, 2012 compared to net income of $1.2 million, or $0.23 per share, for the year ended December 31, 2011 primarily due to a decrease in net interest income and an increase in noninterest expenses, partially offset by a decrease in the provision for loan losses and an increase in noninterest income. Our primary source of income is net interest income, which decreased to $18.5 million for 2012 from $20.2 million for 2011. The provision for loan losses decreased $2.1 million to $1.7 million for the year ended December 31, 2012 compared to $3.8 million for the year ended December 31, 2011. The significant decrease in the provision for loan losses was due to a decrease of $2.0 million in net loan charge-offs to $3.8 million in 2012 from $5.8 million in 2011. Noninterest income increased $2.0 million during the year ended December 31, 2012, while noninterest expenses increased by $3.0 million during 2012.

Net Interest Income. Net interest income decreased by $1.7 million, or 8.5%, for the year ended December 31, 2012 as compared to the year ended December 31, 2011, primarily due to a decrease in interest on loans. Total interest income decreased by $3.9 million, or 13.4%, as loan interest income decreased by $4.0 million, or 17.0%, during the year ended December 31, 2012, primarily due to a decrease in average loan balances of $52.7 million, or 11.2%, because loan repayments and charge-offs were not replaced by new loan originations, and a 32 basis point decrease in the yield earned on loans during 2012. Income from securities decreased by $31,000 primarily due to a decrease in the yield earned on investment securities and mortgage-backed and related securities of 34 basis points and 48 basis points, respectively, and a decrease in the average balance of investment securities of $105,000, offset by a increase of $53.2 million in the average balance of mortgage-backed and related securities. The increased average balances of mortgage-backed and related securities were primarily due to the reinvestment into securities of proceeds from loan repayments and from the issuance of common stock in connection with the Bank's mutual to stock conversion during the fourth quarter of 2011. Total interest expense decreased by $2.1 million, or 24.9%, during the year ended December 31, 2012, primarily resulting from a 29 basis point decrease in the rates paid on interest-bearing liabilities as well as a decrease of $31.7 million, or 5.1%, in the average balances of interest-bearing liabilities. Interest-bearing liabilities decreased primarily due to a decrease in average deposit balances of $30.2 million, or 5.3%, reflecting a decline in average certificates of deposit that was partially offset by growth in average balances of NOW, money market, and savings accounts. The lower cost of interest-bearing liabilities resulted primarily from a decrease of 33 basis points in the cost of deposits. The decrease in the cost of deposits was due primarily to our continued focus on reducing deposit interest rates by not aggressively competing for certificates of deposit. The average balances of Federal Home Loan Bank advances and overnight and short-term borrowings for the year ended December 31, 2012 decreased $1.5 million due to the repayment of $10.0 million in FHLB advances during the fourth quarter of 2012.

Provision for Loan Losses. The provision for loan losses was $1.7 million for the year ended December 31, 2012 compared to $3.8 million for the year ended December 31, 2011. The decrease in the provision was a result of a decrease in net loan charge-offs in 2012, as well as a $1.6 million reduction in the Bank's general loan loss reserves related to its historical loss rates from certain high risk commercial construction and land development loans and from commercial real estate loan participations purchased, both of which carry no current impaired balances. Net loan charge-offs were $3.8 million for the year ended December 31, 2012 compared to $5.8 million for the year ended December 31, 2011. The provision for loan losses was also affected by the overall $45.0 million contraction of the loan portfolio during 2012.

Noninterest Income. During the year ended December 31, 2012, total noninterest income increased $2.0 million, or 27.4%, to $9.4 million from $7.4 million for the year ended December 31, 2011. The increase in noninterest income was primarily the result of a $1.8 million increase in gains realized from sales of investment securities, as certain securities were replaced by securities that are expected to perform better under rising rates, a $600,000 increase in gains from sales of residential mortgage loans, a $152,000 increase in income from debit card services due to increased transactions, which were partially offset by a $472,000 decrease in other deposit service fees, mainly related to reduced overdraft fees.

Noninterest Expenses. Noninterest expenses increased by $3.0 million, or 13.7%, to $25.1 million for the year ended December 31, 2012 compared to $22.1 million for the year ended December 31, 2011. The increase was primarily attributable to a $1.7 million FHLB prepayment penalty, and a $1.3 million increase in salaries and employee benefits, primarily due to increased staffing and increases in expenses for the Bank's pension plan and ESOP.

In January of 2013, the Bank approved the curtailment of benefits under its qualified and nonqualified defined benefit pension plans. While the action had no effect on the 2012 financial position and results of operations, the Bank's annual expenses related to its pension plans are expected to decline by approximately $536,000 before income taxes in 2013 due to a one-time curtailment credit of approximately $465,000, and by a minimum of $100,000 before income taxes in subsequent periods based on current actuarial estimates.

Income Tax Expense. We recorded a provision for income tax expense of $302,000 for the year ended December 31, 2012 compared to $588,000 for the year ended December 31, 2011, primarily due to pre-tax income of $1.2 million in 2012 compared to pre-tax income of $1.8 million in 2011. The effective tax rate was 25.9% for the year ended December 31, 2012 compared to 33.1% for the year ended December 31, 2011, with the decrease primarily resulting from the increase in favorable permanent tax differences relative to the size of the pre-tax income in 2012 compared to 2011.

Total Comprehensive Income (Loss). Total comprehensive income or loss for the periods presented consists of net income, the change in unrealized gains and losses on securities available for sale, and certain changes in our benefit obligations under our retirement plans, net of tax. We reported a total comprehensive loss of $876,000 for the year ended December 31, 2012 compared to total comprehensive income of $3.5 million for the year ended December 31, 2011. The changes in the components of comprehensive income were net income of $862,000 in 2012 compared to a net income of $1.2 million in 2011, an $821,000 decrease in unrealized gains on securities available for sale in 2012 compared to a $3.1 million increase in unrealized gains on securities available for sale in 2011, and a $917,000 increase in defined benefit pension plan obligations in 2012 compared to a $837,000 increase in 2011. The increase in defined benefit obligations primarily resulted from a decrease in the assumed discount rate.

Comparison of Results of Operations for the Years Ended December 31, 2011 and 2010

Overview. Net income was $1.2 million, or $0.23 per share, for the year ended December 31, 2011 compared to net loss of $9.5 million for the year ended December 31, 2010 primarily due to a $18.6 million decrease in the provision for loan losses to $3.8 million for the year ended December 31, 2011 compared to $22.4 million for the year ended December 31, 2010. The significant decrease in the provision for loan losses was due to a decrease of $12.9 million in net loan charge-offs to $5.8 million in 2011 from $18.7 million in 2010. Our primary source of income is net interest income, which decreased to $20.2 million for 2011 from $21.5 million for 2010. Noninterest income decreased $46,000 during the year ended December 31, 2011, while noninterest expenses increased by $25,000 during 2011.

Net Interest Income. Net interest income decreased by $1.3 million, or 6.0%, for the year ended December 31, 2011 as compared to the year ended December 31, 2010, primarily due to a decrease in interest on loans, which was partially offset by an increase in income from securities, as well as a decrease in interest expense. Total interest income decreased by $4.1 million, or 12.4%, as loan interest income decreased by $5.1 million, or 17.9%, during the year ended December 31, 2011, due primarily to a decrease in average loan balances of $91.8 million, or 16.3%, primarily because loan repayments and charge-offs were not replaced by new loan originations, and a 10 basis point decrease in the yield earned on loans during 2011. Income from securities increased by $1.0 million primarily due to an increase in the average balance of investment securities and mortgage-backed and related securities of $19.5 million and $58.3 million, respectively, the effect of which was partially offset by a decrease in the yield earned on investment securities and mortgage-backed and related securities of 60 basis points and 65 basis points, respectively. The increased average balances of investment securities and mortgage-backed and related securities were primarily due to the reinvestment into securities of proceeds from loan repayments and from the issuance of common stock in connection with the Bank's mutual to stock conversion. Total interest expense decreased by $2.8 million, or 24.5%, during the year ended December 31, 2011, primarily resulting from a 41 basis point decrease in the rates paid on interest-bearing liabilities as well as a decrease of $12.3 million, or 1.9%, in the average balances of interest-bearing liabilities. Interest-bearing liabilities decreased primarily due primarily to a decrease in average deposit balances of $12.4 million, or 2.1%, reflecting a decline in average certificates of deposit that was partially offset by growth in average balances of NOW, money market, and savings accounts. The lower cost of interest-bearing liabilities resulted primarily from a decrease of 46 basis points in the cost of deposits. The decrease in the cost of deposits was due primarily to our continued focus on reducing deposit interest rates by not aggressively competing for certificates of deposit. The average balances of Federal Home Loan Bank advances and overnight and short-term borrowings for the year ended December 31, 2011 did not change significantly from the 2010 levels.

Provision for Loan Losses. The provision for loan losses was $3.8 million for the year ended December 31, 2011 compared to $22.4 million for the year ended December 31, 2010. The decrease in the provision was a result of a decrease in net loan charge-offs in 2011, as well as management's efforts to maintain the allowance for loan losses at adequate levels. Net loan charge-offs were $5.8 million for the year ended December 31, 2011 compared to $18.7 million for the year ended December 31, 2010.

Noninterest Income. During the year ended December 31, 2011, total noninterest income decreased $46,000, or 0.6%, to $7.4 million from $7.5 million for the year ended December 31, 2010. The decrease in noninterest income was primarily the result of a $600,000 increase in gains realized from sales of investment securities, and a $55,000 increase in income from debit card services due to increased transactions, which were partially offset by a $350,000 decrease in other deposit service fees, mainly related to reduced overdraft fees, a $322,000 decrease in mortgage banking income due to lower volume, and a $29,000 decrease in other noninterest income.

Noninterest Expenses. Noninterest expenses decreased by $25,000, or 0.1%, to $22.1 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease was primarily attributable to a $513,000 increase in salaries and employee benefits due primarily to increased staffing, a $181,000 increase in professional expenses, a $135,000 increase in data processing fees resulting from additional core processor fees, and a $94,000 increase in consulting services, which were partially offset by a $280,000 decrease in federal deposit insurance premiums due to a reduction in deposit balances and a new FDIC assessment methodology, a $133,000 decrease in expenses related to indirect automobile lending, a $132,000 decrease in advertising expense, a $195,000 decrease in foreclosed property expenses, a $139,000 decrease in other noninterest expenses, and a $69,000 decrease in occupancy expense as a result of fewer building repairs.

Income Tax Expense. We recorded a provision for income tax expense of $588,000 for the year ended December 31, 2011 compared to an income tax benefit of $6.1 million for the year ended December 31, 2010, primarily due to a pre-tax income of $1.8 million in 2011 compared to pre-tax loss of $15.5 million in 2010. The effective tax rate was 33.1% for the year ended December 31, 2011 compared to 39.1% for the year ended December 31, 2010, with the decrease primarily resulting from the increase in favorable permanent tax differences relative to the size of the pre-tax income in 2011 and the pre-tax loss in 2010.

Total Comprehensive Income (Loss). Total comprehensive income or loss for the periods presented consists of net income, the change in unrealized gains and losses on securities available for sale, and certain changes in our benefit obligations under our retirement plans, net of tax. We reported total comprehensive income of $3.5 million for the year ended December 31, 2011 compared to a total comprehensive loss of $10.8 million for the year ended December 31, 2010. The changes in the components of comprehensive income were net income of $1.2 million in 2011 compared to a net loss of $9.5 million in 2010, a $3.1 million increase in unrealized gains on securities available for sale in 2011 compared to a $683 increase in unrealized losses on securities available for sale in 2010, and a $837,000 increase in retirement plan benefit obligations in 2011 compared to a $627,000 increase in retirement plan benefit obligations in 2010.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risk, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. We do not offer Alt-A, sub-prime or no-documentation mortgage loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late notice is sent to the borrower. When the loan becomes 30 days past due, a more formal letter is sent. Between 15 and 30 days past due, telephone calls are also made to the borrower. After 30 days, we regard the borrower in default. At 60 days delinquent, the borrower may be sent a letter from our attorney and we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming Assets and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due and certain loans that are less than 90 days past due, but that we will not be able to collect the full amount of, to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent, or sooner if the facts and circumstances indicate that we will not be able to collect the full amount of the loan, at which time the accrual of interest ceases and accrued interest is reversed and deducted from income. Typically, payments received on a nonaccrual loan are first applied to the outstanding principal balance to the extent that principal is due and then recognized as interest income.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. Property acquired through foreclosure is recorded at the lower of its cost or fair market value at the date of foreclosure. Any holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated.

	At December 31,				
(dollars in thousands)	2012	2011	2010	2009	2008
Nonaccruing loans (1):					
Commercial:					
Commercial mortgage	$ -	$ 833	$ 3,810	$ 6,666	$ -
Construction and land development	40	14,695	5,205	438	-
Commercial and industrial	114	2,595	377	1,408	-
Total nonaccruing commercial loans	154	18,123	9,392	8,512	-
Non-commercial:					
Residential mortgage	808	1,922	3,194	5,558	-
Construction and land development	-	110	553	456	-
Revolving mortgage	155	440	191	489	-
Consumer	34	27	94	1,463	-
Total nonaccruing non-commercial loans	997	2,499	4,032	7,966	-
Total nonaccruing loans	1,151	20,622	13,424	16,478	-
Accruing loans past due 90 days or more:					
Commercial:					
Construction and land development	-	-	-	-	12
Commercial and industrial	-	-	-	-	68
Total accruing commercial loans past due 90 days or more	-	-	-	-	80
Non-commercial:					
Residential mortgage	-	-	-	91	1,790
Construction and land development	-	-	-	-	374
Revolving mortgage	-	-	-	-	525
Consumer	-	-	-	15	782
Total accruing non-commercial loans past due 90 days or more	-	-	-	106	3,471
Total accruing loans past due 90 days or more	-	-	-	106	3,551
Total nonperforming loans (nonaccruing and 90 days or more past due)	1,151	20,622	13,424	16,584	3,551
Foreclosed properties	19,411	8,125	10,650	3,699	6,272
Total nonperforming assets	20,562	28,747	24,074	20,283	9,823
Performing troubled debt restructurings (2)	5,065	1,142	15,233	19,113	-
Performing troubled debt restructurings and total nonperforming assets	$ 25,627	$ 29,889	$ 39,307	$ 39,396	$ 9,823
Total nonperforming loans to total loans	0.30%	4.76%	2.68%	2.77%	0.60%
Total nonperforming loans to total assets	0.15%	2.61%	1.79%	2.21%	0.50%
Total nonperforming assets to total assets	2.74%	3.63%	3.21%	2.71%	1.39%
Performing troubled debt restructurings and total nonperforming assets to total assets	3.42%	3.78%	5.24%	5.26%	1.39%

(1) Troubled debt restructurings do not include troubled debt restructurings that remain on nonaccrual status and are included in nonaccrual loans above.

(2) Performing troubled debt restructurings exclude nonaccrual troubled debt restructurings.

The following table provides information with respect to changes in our nonperforming assets.

(dollars in thousands)	At December 31, 2012	2011	$ change	% change
Nonperforming Loans:				
Nonaccruing Loans (1)				
Commercial:				
Commercial mortgage	$ -	$ 833	$ (833)	-100.0%
Commercial construction and land development	40	14,695	(14,655)	-99.7%
Commercial and industrial	114	2,595	(2,481)	-95.6%
Total nonaccruing commercial	154	18,123	(17,969)	-99.2%
Non-commercial:				
Residential mortgage	808	1,922	(1,114)	-58.0%
Non-commercial construction and land development	-	110	(110)	-100.0%
Revolving mortgage	155	440	(285)	-64.8%
Consumer	34	27	7	25.9%
Total nonaccruing non-commercial loans	997	2,499	(1,502)	-60.1%
Total nonaccruing loans	1,151	20,622	(19,471)	-94.4%
Accruing loans past due 90 days or more:				
Total accruing loans past due 90 days or more	-	-	-	0.0%
Total nonperforming loans	1,151	20,622	(19,471)	-94.4%
Foreclosed properties	19,411	8,125	11,286	138.9%
Total nonperforming assets	20,562	28,747	(8,185)	-28.5%
Performing troubled debt restructurings (2)	5,065	1,142	3,923	343.5%
Performing troubled debt restructurings and total nonperforming assets	$ 25,627	$ 29,889	(4,262)	-14.3%

(1) Troubled debt restructurings do not include troubled debt restructurings that remain on nonaccrual status and are included in nonaccrual loans above.

(2) Performing troubled debt restructurings exclude nonaccrual troubled debt restructurings.

Nonperforming loans decreased $19.5 million, or 94.4%, to $1.2 million at December 31, 2012 from $20.6 million at December 31, 2011, as $17.5 million in collateral on nonperforming loans were moved into foreclosed real estate, while performing troubled debt restructurings increased $3.9 million, or 343.5%, when comparing the same periods. Performing troubled debt restructurings and nonperforming assets decreased $4.3 million, or 14.3%, to $25.6 million, or 3.42% of total assets, at December 31, 2012, compared to $29.9 million, or 3.78% of total assets, at December 31, 2011. Nonperforming assets decreased $8.2 million, or 28.5%, to $20.6 million, or 2.74% of total assets, at December 31, 2012, compared to $28.7 million, or 3.63% of total assets, at December 31, 2011. Nonperforming assets included $1.2 million in nonperforming loans and $19.4 million in foreclosed real estate at December 31, 2012, compared to $20.6 million and $8.1 million, respectively, at December 31, 2011. During 2012, nonperforming loans decreased $19.5 million, while foreclosed properties increased $11.3 million. As of December 31, 2012, nonperforming loans included one commercial land development loan that totaled $39,000, one commercial and industrial loan that totaled $114,000, ten residential mortgages that totaled $808,000, and three home equity loans that totaled $155,000. As of December 31, 2012, the nonperforming loans had specific reserves of $135,000. Foreclosed real estate at December 31, 2012 included eighteen properties with a total carrying value of $19.4 million.

During the fourth quarter of 2012, the Bank completed foreclosure on the collateral securing its largest nonperforming loan relationship that had an original purpose of constructing a mixed-use retail, commercial office, and residential condominium project located in western North Carolina. As a result of this foreclosure, the Bank acquired forty-four of the forty-eight condominium units in the building including all eight of the retail units (three of which are leased), eight of the eleven commercial office condominiums (three were sold by the developer prior to the foreclosure) and twenty-eight of the twenty-nine residential units (one was sold by the developer prior to the foreclosure). Following an additional write-down of approximately $630,000 on the loans secured by this collateral in the fourth quarter of 2012, the Bank recorded this foreclosed property in the amount of $9.8 million.

We periodically modify loans to extend the term or make other concessions to help borrowers stay current on their loan and to avoid foreclosure. At December 31, 2012, we had $5.2 million of these modified loans, which are also referred to as troubled debt restructurings, of which $5.1 million were performing in accordance with their restructured terms, compared to $14.2 million at December 31, 2011, of which $1.1 million were performing in accordance with their restructured terms. The decrease in troubled debt restructurings since December 31, 2011 was primarily the result of fewer newly restructured loans during 2012, loan repayments, loans for which the collateral was transferred to foreclosed properties, loans charged off, and loans meeting sustained performance and other criteria to no longer be disclosed as a troubled debt restructuring. All troubled debt restructurings were restructured in order to help the borrowers remain current on their debt obligation. At December 31, 2012, $114,000 of the total $5.2 million of troubled debt restructurings were not performing according to their restructured terms and were included in the nonperforming asset table above as nonaccruing loans.

Interest income that would have been recorded had nonaccruing loans been current according to their original terms amounted to $849,000 for the year ended December 31, 2012 compared to $712,000 for the year ended December 31, 2011. Interest income recognized on nonperforming loans was $231,000 for the year ended December 31, 2012 compared to $596,000 for the year ended December 31, 2011.

At December 31, 2012, our nonaccruing loans included the following:

- ***Residential Mortgage Loans***
    - Ten loans to multiple borrowers on one- to four-family residential properties with an aggregate balance of $808,000 as of December 31, 2012.

At December 31, 2012, our performing troubled debt restructurings included the following:

- ***Commercial Mortgage Loans***
    - One loan for the purchase of an existing mobile home park to be used for future development secured by nonowner-occupied commercial real estate located in coastal South Carolina. The loan was modified in the second quarter of 2012, which extended the terms of the loan and required scheduled principal payments. The future performance of the loan is dependent upon the guarantor group's willingness and ability to service the debt. Such willingness and ability was demonstrated by the fact that, as of December 31, 2012, the loan was a performing troubled debt restructuring with a balance of $3.1 million that matures in May of 2014. As of December 31, 2012, the loan was considered impaired and had a specific reserve of $633,000.

- ***Residential Mortgage Loans***
    - Eight loans to multiple unrelated borrowers on one- to four-family residential properties with an aggregate balance of $1.9 million as of December 31, 2012.

Foreclosed properties consisted of the following at the dates indicated.

	At December 31,					
	2012		2011		2010	
(dollars in thousands)	Number	Amount	Number	Amount	Number	Amount
By foreclosed loan type:						
Commercial mortgage	2	$ 1,709	3	$ 3,045	3	$ 4,135
Commercial construction and land development	10	16,642	2	1,683	2	1,967
Residential mortgage	5	944	10	1,660	9	1,711
Residential construction and land development	1	116	3	1,737	5	2,837
Total	18	$ 19,411	18	$ 8,125	19	$ 10,650

An analysis of foreclosed real estate follows:

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Beginning balance	$ 8,125	$ 10,650	$ 3,699
Transfers from loans	17,464	3,533	12,585
Capitalized cost	22	41	72
Loss provisions	(1,308)	(1,574)	(1,780)
Net loss on sale of foreclosed properties	(176)	(410)	(69)
Net proceeds from sales of foreclosed properties	(4,716)	(4,115)	(3,719)
Sales of properties funded by loans	-	-	(138)
Ending balance	$ 19,411	$ 8,125	$ 10,650

Federal regulations require us to review and classify our assets on a regular basis. In addition, the FDIC and the NCCoB have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets; substandard, doubtful, and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable on the basis of currently existing facts, conditions, and values, and there is a high possibility of loss. Assets classified "loss" are considered uncollectible and of such little value that continued recognition as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving close attention. When we classify an asset as substandard or doubtful we may establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified and special mention assets at the dates indicated.

(dollars in thousands)	At December 31, 2012	2011	2010	2009	2008
Classified loans					
Substandard loans	$ 3,969	$ 23,972	$ 31,854	$ 34,329	$ 3,145
Doubtful loans	-	2	-	-	-
Loss loans	4	569	265	197	-
Total classified loans	3,973	24,543	32,119	34,526	3,145
Special mention loans	35,149	34,584	30,490	34,432	8,555
Total classified and special mention loans	39,122	59,127	62,609	68,958	11,700
Total other classified and special mention assets	-	-	-	-	-
Total classified and special mention assets	$ 39,122	$ 59,127	$ 62,609	$ 68,958	$ 11,700

The following table shows the aggregate amounts of our classified loans at the dates indicated and the related changes in our classified loans.

(dollars in thousands)	At December 31, 2012	2011	$ change	% change
Classified loans:				
Substandard loans	$ 3,969	$ 23,972	$ (20,003)	-83.4%
Doubtful loans	-	2	(2)	-100.0%
Loss loans	4	569	(565)	-99.3%
Total classified loans	3,973	24,543	(20,570)	-83.8%
Special mention loans	35,149	34,584	565	1.6%
Total classified and special mention loans	$ 39,122	$ 59,127	$ (20,005)	-33.8%

Other than as disclosed in the above tables, there are no other loans where management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

At December 31, 2012, classified loans totaling $4.0 million included $1.2 million in nonaccruing loans that were previously discussed as nonperforming loans. The remaining $2.8 million in performing classified loans primarily included the following:

- ***Commercial Mortgage Loans***
  - One loan on commercial retail property located in western North Carolina. As of December 31, 2012, the loan was performing with a balance of $527,000.

- ***Residential Mortgage Loans***

    - Fourteen loans to multiple unrelated borrowers for one- to- four-family residential properties with an aggregate balance of $1.5 million as of December 31, 2012.

Classified assets include loans that are classified due to factors other than payment delinquencies, such as lack of current financial statements and other required documentation, insufficient cash flows or other deficiencies, and, therefore are not included as nonperforming assets.

At December 31, 2012, special mention loans included the following large potentially problematic loan:

- ***Commercial Mortgage Loans***

    - One loan for the purchase of an existing mobile home park to be used for future development secured by nonowner-occupied commercial real estate located in coastal South Carolina. The loan was modified in the second quarter of 2012, which extended the terms of the loan and required scheduled principal payments. The future performance of the loan is dependent upon the guarantor group's willingness and ability to service the debt. Such willingness and ability was demonstrated by the fact that, as of December 31, 2012, the loan was a performing troubled debt restructuring with a balance of $3.1 million that matures in May of 2014. As of December 31, 2012, the loan was considered impaired and had a specific reserve of $633,000.

The following table provides information about delinquencies, including nonaccruing loans, in our loan portfolio at the dates indicated.

	Delinquent 31-89 Days		Delinquent 90 Days or More	
(dollars in thousands)	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
At December 31, 2012				
Commercial:				
Commercial mortgage	1	$ 393	-	$ -
Commercial construction and land development	1	16	1	40
Commercial and industrial	7	135	1	114
Non-commercial:				
Residential mortgage	9	875	10	808
Revolving mortgage	4	203	2	60
Consumer	158	492	4	28
Total delinquent loans	180	$ 2,114	18	$ 1,050
At December 31, 2011				
Commercial:				
Commercial mortgage	-	$ -	1	$ 833
Commercial construction and land development	1	363	7	6,251
Commercial and industrial	9	2,177	4	506
Non-commercial:				
Residential mortgage	12	1,426	11	1,922
Residential construction and land development	-	-	1	110
Revolving mortgage	11	751	4	407
Consumer	213	939	7	27
Total delinquent loans	246	$ 5,656	35	$ 10,056
At December 31, 2010				
Commercial:				
Commercial mortgage	3	$ 2,298	3	$ 3,363
Commercial construction and land development	4	462	4	3,451
Commercial and industrial	20	288	2	290
Non-commercial:				
Residential mortgage	48	4,996	20	2,878
Residential construction and land development	2	282	3	553
Revolving mortgage	19	576	7	191
Consumer	165	1,387	9	94
Total delinquent loans	261	$ 10,289	48	$ 10,820

(dollars in thousands)	Delinquent 31-89 Days Number of of Loans	Delinquent 31-89 Days Principal Balance of Loans	Delinquent 90 Days or More Number of of Loans	Delinquent 90 Days or More Principal Balance of Loans
At December 31, 2009				
Commercial:				
Commercial mortgage	3	$ 2,226	3	$ 6,293
Commercial construction and land development	3	95	3	438
Commercial and industrial	39	1,689	9	210
Non-commercial:				
Residential mortgage	58	7,024	27	4,707
Residential construction and land development	3	569	4	456
Revolving mortgage	35	1,318	10	589
Consumer	297	3,254	118	1,512
Total delinquent loans	438	$ 16,175	174	$ 14,205
At December 31, 2008				
Commercial:				
Commercial mortgage	6	$ 4,920	4	$ 1,201
Commercial construction and land development	1	142	3	1,082
Commercial and industrial	46	1,036	19	432
Non-commercial:				
Residential mortgage	12	384	4	89
Revolving mortgage	47	1,754	28	1,057
Consumer	326	3,611	116	1,719
Total delinquent loans	438	$ 11,847	174	$ 5,580

The following table provides information about changes in our delinquencies, including nonaccruing loans, in our loan portfolio at the dates indicated.

(dollars in thousands)	At December 31, 2012	At December 31, 2011	$ change	% change
Delinquent 31-89 Days				
Commercial:				
Commercial mortgage	$ 393	$ -	$ 393	n/a
Commercial construction and land development	16	363	(347)	-95.6%
Commercial and industrial	135	2,177	(2,042)	-93.8%
Non-commercial:				
Residential mortgage	875	1,426	(551)	-38.6%
Revolving mortgage	203	751	(548)	-73.0%
Consumer	492	939	(447)	-47.6%
Total loans delinquent 31-89 days	2,114	5,656	(3,542)	-62.6%
Delinquent 90 Days or More				
Commercial:				
Commercial mortgage	-	833	$ (833)	-100.0%
Commercial construction and land development	40	6,251	(6,211)	-99.4%
Commercial and industrial	114	506	(392)	-77.5%
Non-commercial:				
Residential mortgage	808	1,922	(1,114)	-58.0%
Residential construction and land development	-	110	(110)	-100.0%
Revolving mortgage	60	407	(347)	-85.3%
Consumer	28	27	1	3.7%
Total loans delinquent 90 days or more	1,050	10,056	(9,006)	-89.6%
Total delinquent loans	$ 3,164	$ 15,712	(12,548)	-79.9%

The $3.5 million decrease in loans 31 to 89 days past due to December 31, 2012 from December 31, 2011 was primarily due to a $2.0 million decrease in commercial and industrial loans. The $2.1 million in loans 31 to 89 days past due at December 31, 2012 was comprised of 98 loans with an average balance of approximately $21,000, the largest of which had a balance of $396,000.

The $9.0 million decrease in loans 90 days or more past due to December 31, 2012 from December 31, 2011 was primarily due to a $6.2 million decrease in commercial construction and land development loans. The $1.1 million in loans 90 days or more past due at December 31, 2012 was comprised of 18 loans with an average balance of approximately $58,000, the largest of which had a balance of $275,000.

Analysis and Determination of the Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. On a monthly basis, we evaluate the need to establish allowances for probable losses on loans. When additional allowances are necessary, a provision for loan losses is charged to earnings. Our methodology for assessing the appropriateness of the allowance for loan losses is reviewed periodically by the board of directors. The board of directors also reviews the allowance for loan losses established on a quarterly basis.

General Valuation Allowance. We establish a general valuation allowance for loans that should be adequate to reserve for the estimated credit losses inherent in each segment of our loan portfolio, given the facts and circumstances as of the valuation date for all loans in the portfolio that have not been classified. Estimated loss percentages are assigned to loans based upon factors that include historical loan losses, delinquency trends, volume and interest rate trends, bank policy changes, and national, regional and local economic conditions. These loss factors will be evaluated at least annually by our Asset Quality Committee, which consists of our President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer, our Executive Vice President and Chief Lending Officer, and other key personnel from our credit, finance, and risk management departments, and documentation of this review is maintained in the Asset Quality Committee minutes. The Asset Quality Committee may also determine that certain events or circumstances have taken place that would impact the loan portfolio for the time period being reviewed, such as a natural disaster. In such cases, methodologies should be based on events that might not yet be recognized in the loan grading or performance of the loan groupings. The Asset Quality Committee reports to the audit committee of our board of directors on a quarterly basis.

Specific Valuation Allowance. The allowance for loan losses takes into consideration that specific losses on loans deemed to be impaired are recognized in accordance with the Financial Accounting Standards Board (the "FASB") *Accounting Standards Codification* ("ASC") Topic 310. Pursuant to ASC Topic 310, we deem a loan to be impaired when it is probable that we will not be able to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Generally, all classified loans (loans classified substandard, doubtful, and loss) are considered impaired and are measured for impairment under ASC Topic 310 in order to determine if an impairment reserve is required. In addition, loans that are deemed to be troubled debt restructurings are considered impaired and evaluated for an impairment reserve under ASC Topic 310. Further, any non-accrual loan is considered impaired unless there is strong and credible evidence that the loan will begin performing according to the contractual terms of the loan agreement within a reasonable period of time. Such evidence must be well documented in a credit memorandum for the loan file. Any impaired loan, when evaluated for an impairment reserve under ASC Topic 310 and no requirement for such reserve is determined, will still be deemed impaired and will not be analyzed with respect to a general valuation allowance. Rather, such loan will continue to be included in impaired loans under ASC Topic 310 with a zero reserve.

ASC Topic 310 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, for collateral dependent loans, the fair value of the collateral, net of estimated costs of disposal. Since full collection of principal and interest is not expected for impaired loans, income accrual is normally discontinued on such loans at the time they first become impaired.

Unallocated Valuation Allowance. Our allowance for loan losses methodology may also include an unallocated component to reflect the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the loan portfolio.

Methodology change – In the fourth quarter, the Bank modified its loan loss methodology for unimpaired commercial construction and land development and its unimpaired commercial mortgage loans. This change resulted in further segmentation of these classes of loans and the related historical charge-off rates. The purpose was to allocate the substantial historical charge-offs rates, created by two segments of these loan classes, against the significantly diminished credit exposure to the Bank within these same classes. Specifically, additional sub segments of loans on large tracts of unimproved land or land development loans in excess of $1 million and purchased participations from a failed bank in out of market commercial mortgage loans were created. This change in methodology resulted in a nonrecurring reduction of approximately $1.6 million in the Bank's reserves on loans not considered impaired.

The following table sets forth the allowance for loan losses by loan class at the dates indicated.

	At December 31,					
	2012			2011		
(dollars in thousands)	Amount	% of Allowance to Total Allowance	% of Loans in Class to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Class to Total Loans
Commercial:						
Commercial mortgage	$ 4,110	48.28%	35.76%	$ 4,496	42.31%	32.30%
Commercial construction and land development	160	1.88%	1.34%	1,399	13.16%	5.17%
Commercial and industrial	590	6.93%	2.86%	730	6.87%	4.05%
Total commercial	4,860	57.09%	39.96%	6,625	62.34%	41.52%
Non-commercial:						
Residential mortgage	1,841	21.63%	42.14%	2,125	20.00%	40.59%
Residential construction and land development	243	2.85%	0.96%	189	1.78%	0.90%
Revolving mortgage	1,123	13.19%	12.42%	1,092	10.27%	11.78%
Consumer	446	5.24%	4.52%	596	5.61%	5.21%
Total non-commercial	3,653	42.91%	60.04%	4,002	37.66%	58.48%
Total allowance for loan losses	$ 8,513	100.00%	100.00%	$ 10,627	100.00%	100.00%

(dollars in thousands)	At December 31, 2010 Amount	2010 % of Allowance to Total Allowance	2010 % of Loans in Class to Total Loans	2009 Amount	2009 % of Allowance to Total Allowance	2009 % of Loans in Class to Total Loans
Commercial:						
Commercial mortgage	$ 5,486	43.28%	32.88%	$ 3,432	38.16%	32.98%
Commercial construction and land development	1,232	9.72%	5.69%	494	5.49%	5.04%
Commercial and industrial	782	6.17%	3.53%	381	4.24%	3.81%
Total commercial	7,500	59.17%	42.10%	4,307	47.89%	41.83%
Non-commercial:						
Residential mortgage	2,207	17.41%	36.06%	1,489	16.56%	31.93%
Residential construction and land development	749	5.91%	1.73%	242	2.69%	2.53%
Revolving mortgage	1,021	8.05%	10.68%	688	7.65%	9.20%
Consumer	1,041	8.21%	9.43%	2,069	23.00%	14.51%
Total non-commercial	5,018	39.58%	57.90%	4,488	49.90%	58.17%
Total	12,518	98.75%	100.00%	8,795	97.79%	100.00%
Unallocated	158	1.25%	0.00%	199	2.21%	0.00%
Total allowance for loan losses	$ 12,676	100.00%	100.00%	$ 8,994	100.00%	100.00%

(dollars in thousands)	At December 31, 2008 Amount	2008 % of Allowance to Total Allowance	2008 % of Loans in Class to Total Loans
Commercial:			
Commercial mortgage	$ 1,921	30.00%	23.97%
Commercial construction and land development	370	5.78%	4.91%
Commercial and industrial	376	5.87%	4.63%
Total commercial	2,667	41.65%	33.51%
Non-commercial:			
Residential mortgage	869	13.57%	34.06%
Residential construction and land development	247	3.86%	3.98%
Revolving mortgage	431	6.73%	9.10%
Consumer	1,721	26.88%	19.35%
Total non-commercial	3,268	51.04%	66.49%
Total	5,935	92.69%	100.00%
Unallocated	468	7.31%	0.00%
Total allowance for loan losses	$ 6,403	100.00%	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that the FDIC and the NCCoB, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. The FDIC and the NCCoB may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral value cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operation.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
(dollars in thousands)	2012	2011	2010	2009	2008
Balance at beginning of period	$ 10,627	$ 12,676	$ 8,994	$ 6,403	$ 5,074
Provision for loan losses	1,700	3,785	22,419	4,655	3,049
Charge offs:					
Commercial:					
Commercial mortgage	593	1,121	6,074	-	-
Commercial construction and land development	2,651	1,959	7,926	-	488
Commercial and industrial	203	953	692	214	-
Total commercial charge-offs	3,447	4,033	14,692	214	488
Non-commercial:					
Residential mortgage	224	604	1,767	82	-
Residential construction and land development	24	551	351	94	-
Revolving mortgage	56	504	919	199	-
Consumer	244	442	1,135	1,605	1,405
Total non-commercial charge-offs	548	2,101	4,172	1,980	1,405
Total charge-offs	3,995	6,134	18,864	2,194	1,893
Recoveries:					
Commercial:					
Commercial mortgage	2	7	-	-	-
Commercial construction and land development	8	1	-	-	31
Commercial and industrial	11	86	12	9	-
Total commercial recoveries	21	94	12	9	31
Non-commercial:					
Residential mortgage	66	37	-	-	-
Revolving mortgage	6	69	-	1	-
Consumer	88	100	115	120	142
Total non-commercial recoveries	160	206	115	121	142
Total recoveries	181	300	127	130	173
Net charge-offs	3,814	5,834	18,737	2,064	1,720
Balance at end of period	$ 8,513	$ 10,627	$ 12,676	$ 8,994	$ 6,403

(dollars in thousands)	At or For the Years Ended December 31, 2012	2011	2010	2009	2008
Allowance for loan losses to nonperforming loans	739.62%	51.53%	94.43%	54.23%	180.32%
Allowance for loan losses to total loans outstanding at the end of the period	2.20%	2.45%	2.54%	1.51%	1.09%
Net charge-offs to average loans outstanding during the period	0.93%	1.27%	3.40%	0.34%	0.31%

The increase in the ratio of the allowance for loan losses to nonperforming loans for the year ended December 31, 2012 was primarily because the Bank completed foreclosure during the fourth quarter of 2012 on the collateral securing its largest nonperforming commercial construction and land development loan relationship, which following an additional write-down of approximately $630,000 was recorded as a foreclosed property in the amount of $9.8 million.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Atlanta. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on securities and interest-earning deposits we place with other banks; and (iv) the objectives of our asset-liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The level of these assets depends on our operating, financing, lending and investing activities during any given period. At December 31, 2012, cash and cash equivalents totaled $47.4 million, including $37.0 million in interest-bearing deposits in other banks, of which $21.6 million was on deposit with the Federal Reserve Bank. Securities totaling $238.7 million classified as available-for-sale also provided an additional source of liquidity at December 31, 2012. In addition, at December 31, 2012, we had the ability to borrow a total of approximately $56.3 million from the FHLB of Atlanta and approximately $3.1 million from the Federal Reserve Bank's discount window. At December 31, 2012, we had $50.0 million in Federal Home Loan Bank advances outstanding and $2.0 million in letters of credit to secure public funds deposits.

A significant use of our liquidity is the funding of loan originations. At December 31, 2012, we had $144.7 million in commitments to extend credit outstanding. Certificates of deposit due within one year of December 31, 2012 totaled $98.8 million, or 52.2% of certificates of deposit. We believe the large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods due to the recent low interest rate environment and local competitive pressure. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due within one year of December 31, 2012. Based on past experience, we believe that a significant portion of our certificates of deposit will remain with us. We believe we have the ability to attract and retain deposits by adjusting the interest rates offered.

In addition, we believe that our branch network, which is presently comprised of 13 full-service branch offices located throughout our primary market area, and the general cash flows from our existing lending and investment activities will afford us sufficient long-term liquidity.

The following tables present our contractual obligations as of the dates indicated.

		Payments due by period			
(in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
At December 31, 2012					
Long-term debt obligations	$ 50,000	$ -	$ -	$ 40,000	$ 10,000
Operating lease obligations	2,159	362	724	523	550
Total	$ 52,159	$ 362	$ 724	$ 40,523	$ 10,550
At December 31, 2011					
Long-term debt obligations	$ 60,000	$ -	$ -	$ -	$ 60,000
Operating lease obligations	2,421	355	710	710	646
Total	$ 62,421	$ 355	$ 710	$ 710	$ 60,646

***Capital Management*.** We are subject to various regulatory capital requirements administered by the FDIC and the NCCoB, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2012, we exceeded all of our regulatory capital requirements and were considered "well capitalized" under regulatory guidelines.

We strive to manage our capital for maximum shareholder benefit. The capital from our stock offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting over time in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. To help us better manage our capital, we may consider the use of such tools as common share repurchases and cash dividends as regulations permit. However, under FDIC regulations, we were not allowed to repurchase any shares during the first year following the offering, except to fund the restricted stock awards under the equity benefit plan after its approval by shareholders, unless extraordinary circumstances existed and we had received prior regulatory approval.

The Company had the following actual and required regulatory capital amounts as of the periods indicated:

			Regulatory Requirements			
	Actual		Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
<u>ASB Bancorp, Inc.</u>						
December 31, 2012						
Tier I leverage capital	$ 112,508	14.69%	$ 30,632	4.00%	$ 38,290	5.00%
Tier I risk-based capital	112,508	27.72%	16,237	4.00%	24,356	6.00%
Total risk-based capital	117,638	28.98%	32,475	8.00%	40,594	10.00%
December 31, 2011						
Tier I leverage capital	$ 114,757	14.30%	$ 32,098	4.00%	$ 40,122	5.00%
Tier I risk-based capital	114,757	27.52%	16,678	4.00%	25,017	6.00%
Total risk-based capital	120,050	28.79%	33,356	8.00%	41,694	10.00%

The Bank had the following actual and required regulatory capital amounts as of the periods indicated:

(dollars in thousands)	Actual		Regulatory Requirements: Minimum for Capital Adequacy Purposes		Regulatory Requirements: Minimum to Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Asheville Savings Bank, S.S.B.						
December 31, 2012						
Tier I leverage capital	$ 90,388	12.06%	$ 29,983	4.00%	$ 37,479	5.00%
Tier I risk-based capital	90,388	22.35%	16,174	4.00%	24,262	6.00%
Total risk-based capital	95,498	23.62%	32,349	8.00%	40,436	10.00%
NC Savings Bank capital	98,914	13.48%	36,680	5.00%	n/a	n/a
December 31, 2011						
Tier I leverage capital	88,897	11.09%	32,063	4.00%	40,079	5.00%
Tier I risk-based capital	88,897	21.35%	16,658	4.00%	24,988	6.00%
Total risk-based capital	94,193	22.62%	33,317	8.00%	41,646	10.00%
NC Savings Bank capital	99,538	12.67%	39,292	5.00%	n/a	n/a

A reconciliation of equity under generally accepted accounting principles and regulatory capital amounts follows:

(in thousands)	ASB Bancorp December 31, 2012	ASB Bancorp December 31, 2011	Asheville Savings Bank December 31, 2012	Asheville Savings Bank December 31, 2011
Total GAAP equity	$ 111,529	$ 115,571	$ 89,372	$ 89,721
Accumulated other comprehensive income, net of tax	3,067	1,329	3,104	1,319
Disallowed deferred tax assets	(2,088)	(2,143)	(2,088)	(2,143)
Tier I capital	112,508	114,757	90,388	88,897
Unrealized gains on available for sale equity securities	13	14	13	14
Allowable portion of allowance for loan losses	5,117	5,279	5,097	5,282
Total risk-based capital	$ 117,638	$ 120,050	95,498	94,193
Disallowed portion of allowance for loan losses	n/a	n/a	3,416	5,345
NC Savings Bank capital	n/a	n/a	$ 98,914	$ 99,538

There were no dividends declared by the Bank to the Company in the year ended December 31, 2012.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit and letters of credit.

For the years ended December 31, 2012 and 2011, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

***Interest Rate Risk Management*.** We manage the interest rate sensitivity of our interest-bearing liabilities and interest- earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration and generally selling in the secondary market substantially all newly originated fixed rate one- to-four-family residential real estate loans. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset-Liability Management Committee, which includes our Chairman of the Board, who is an independent director, and members of management, to communicate, coordinate and control all aspects involving asset-liability management. The committee meets quarterly to establish and monitor the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest and net income.

***Interest Rate Risk Analysis*.** Our profitability depends to a large extent on our net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, our interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond our control. Our interest-earning assets consist primarily of long-term, fixed-rate mortgage loans, adjustable rate mortgage loans and investments that typically adjust more slowly to changes in interest rates than our interest-bearing liabilities, which are primarily term deposits. Accordingly, our earnings are usually adversely affected during periods of rising interest rates and positively impacted during periods of declining interest rates. The recent periods of sustained historically low interest rates have also reduced our net interest margins as we could not lower our cost of interest-bearing liabilities commensurate with the reductions in the yields on our interest-earning assets.

We implement an interest rate risk simulation model to determine our possible adverse exposure to net interest income and economic value of equity due to changes in interest rates, repricing risk, yield curve risk and basis risk. Our internal simulation model evaluates our projected future net interest income and economic value of equity under various interest rate scenarios and applies certain contractual and behavioral assumptions to calculate results in an increasing rate scenario, in a decreasing rate scenario and in a constant rate scenario. The major assumptions applied to our internal simulation model include, but are not limited to, the present value discounting method, calculated and reported rate shock and rate ramp scenarios, key rates, curves and spreads, internal rate restrictions (such as rate floors and caps and teaser rates), prepay and decay tables and interest rate exposure limits.

Based on the results of internal simulation model, which management believes accurately reflects the extraordinary stress currently existing in the financial markets with respect to potential margin compression resulting from our difficulty in reducing our costs of funds further in the current competitive pricing environment, our earnings may be adversely affected if interest rates were to further decline. Such a decline could result from, among other things, the Federal Reserve Board's purchase of government securities and/or mortgage-backed securities in an effort to further stimulate the national economy. Although the current rate environment remains stable, we continue to carefully monitor, through our Asset/Liability Committee management process, the competitive landscape related to interest rates as well as various economic indicators in order to best position ourselves with respect to changing interest rates.

The following table reflects the estimated effects of changes in interest rates on the present value of our equity and on our projected net interest income over the next twelve months.

Rate Sensitivity Summary

	As of December 31, 2012			Over the Next Twelve Months Ending December 31, 2013		
	Present Value of Equity			Projected Net Interest Income		
(dollars in thousands)	Market Value	$ change	% change	Net Interest Income	$ change	% change
Change in Rates (in basis points "bp"):						
300 bp	$ 103,076	$ (18,778)	-15.41%	$ 17,896	$ (228)	-1.26%
200	108,380	(13,474)	-11.06%	17,763	(361)	-1.99%
100	115,287	(6,567)	-5.39%	17,938	(186)	-1.03%
0	121,854	-	0.00%	18,124	-	0.00%
(100)	122,083	229	0.19%	16,486	(1,638)	-9.04%

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
ASB Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of ASB Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASB Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DIXON HUGHES GOODMAN LLP
March 15, 2013
Asheville, North Carolina

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash and due from banks	$ 10,361	$ 10,480
Interest-earning deposits with banks	37,029	61,847
Total cash and cash equivalents	47,390	72,327
Securities available for sale (amortized cost of $235,605 at December 31, 2012 and $239,364 at December 31, 2011)	238,736	243,863
Securities held to maturity (estimated fair value of $5,182 at December 31, 2012 and $5,753 at December 31, 2011)	4,649	5,218
Investment in Federal Home Loan Bank stock, at cost	3,429	3,870
Loans held for sale	9,759	6,590
Loans receivable (net of deferred loan fees of $410 at December 31, 2012 and $384 at December 31, 2011)	387,721	432,883
Allowance for loan losses	(8,513)	(10,627)
Loans receivable, net	379,208	422,256
Premises and equipment, net	13,306	14,053
Foreclosed real estate (net of loss reserves of $3,114 at December 31, 2012 and $1,712 at December 31, 2011)	19,411	8,125
Deferred income tax assets, net	5,450	4,605
Securities sold but not settled	21,260	-
Other assets	6,756	9,961
Total assets	$ 749,354	$ 790,868
Liabilities and Stockholders' Equity		
Liabilities		
Noninterest-bearing deposits	$ 65,295	$ 54,102
Interest-bearing deposits	513,004	554,134
Total deposits	578,299	608,236
Overnight and short-term borrowings	411	758
Federal Home Loan Bank advances	50,000	60,000
Accounts payable and other liabilities	9,115	6,303
Total liabilities	637,825	675,297
Commitments and contingencies (Note 13)		
Stockholders' Equity		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 60,000,000 shares authorized; 5,584,551 shares issued at December 31, 2012 and December 31, 2011	56	56
Additional paid-in capital	53,994	53,869
Retained earnings	68,570	67,708
Accumulated other comprehensive loss, net of tax	(3,067)	(1,329)
Unearned Employee Stock Ownership Plan (ESOP) shares	(4,080)	(4,394)
Unearned equity incentive plan shares	(3,601)	-
Stock-based deferral plan shares	(343)	(339)
Total stockholders' equity	111,529	115,571
Total liabilities and stockholders' equity	$ 749,354	$ 790,868

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands, except per share data)	Year Ended December 31, 2012	2011	2010
Interest and dividend income			
Loans, including fees	$ 19,553	$ 23,538	$ 28,666
Securities	5,157	5,188	4,219
Other earning assets	282	125	74
Total interest and dividend income	24,992	28,851	32,959
Interest expense			
Deposits	4,103	6,222	9,024
Overnight and short-term borrowings	2	3	3
Federal Home Loan Bank advances	2,387	2,417	2,417
Total interest expense	6,492	8,642	11,444
Net interest income	18,500	20,209	21,515
Provision for loan losses	1,700	3,785	22,419
Net interest income (loss) after provision for loan losses	16,800	16,424	(904)
Noninterest income			
Mortgage banking income	1,697	1,097	1,419
Deposit and other service charge income	2,866	3,338	3,688
Income from debit card services	1,383	1,231	1,176
Gain on sale of investment securities	3,190	1,398	798
Other noninterest income	320	358	387
Total noninterest income	9,456	7,422	7,468
Noninterest expenses			
Salaries and employee benefits	11,495	10,165	9,652
Occupancy expense, net	2,181	2,226	2,295
Foreclosed property expenses	1,530	1,750	1,945
Data processing fees	2,475	2,443	2,308
Federal deposit insurance premiums	653	757	1,037
Advertising	651	673	805
Professional and outside services	997	959	778
Penalty to prepay FHLB borrowing	1,722	-	-
Other noninterest expenses	3,388	3,098	3,276
Total noninterest expenses	25,092	22,071	22,096
Income (loss) before income tax provision	1,164	1,775	(15,532)
Income tax provision (benefit)	302	588	(6,074)
Net income (loss)	$ 862	$ 1,187	$ (9,458)
Net income per common share – Basic	$ 0.17	$ 0.23	n/a
Net income per common share – Diluted	$ 0.17	$ 0.23	n/a

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	Year Ended December 31, 2012	2011	2010
Comprehensive Income			
Net income (loss)	$ 862	$ 1,187	$ (9,458)
Other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available for sale:			
Reclassification of securities gains recognized in net income	(3,190)	(1,398)	(798)
Deferred income tax benefit	1,276	559	319
Gains (losses) arising during the period	1,822	6,645	(342)
Deferred income tax benefit (expense)	(729)	(2,658)	138
Unrealized holding gains (losses) adjustment, net of tax	(821)	3,148	(683)
Defined Benefit Pension Plans:			
Net periodic pension cost	(666)	(562)	(455)
Net pension loss	(826)	(800)	(564)
Deferred income tax benefit	575	525	392
Defined benefit pension plan adjustment, net of tax	(917)	(837)	(627)
Total other comprehensive income (loss)	(1,738)	2,311	(1,310)
Comprehensive income (loss)	$ (876)	$ 3,498	$ (10,768)

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)	Year Ended December 31, 2012	2011	2010
Common stock			
Beginning of year	$ 56	$ -	$ -
Issuance of common stock	-	56	-
End of year	$ 56	$ 56	$ -
Additional paid-in capital			
Beginning of year	$ 53,869	$ -	$ -
Issuance of common stock	-	55,790	-
Common stock issuance cost	-	(1,933)	-
ESOP shares allocated	125	12	-
End of year	$ 53,994	$ 53,869	$ -
Retained earnings			
Beginning of year	$ 67,708	$ 66,521	$ 75,979
Net income (loss)	862	1,187	(9,458)
End of year	$ 68,570	$ 67,708	$ 66,521
Accumulated other comprehensive income (loss), net of tax			
Beginning of year	$ (1,329)	$ (3,640)	$ (2,330)
Other comprehensive income (loss)	(1,738)	2,311	(1,310)
End of year	$ (3,067)	$ (1,329)	$ (3,640)
Unearned ESOP shares			
Beginning of year	$ (4,394)	$ -	$ -
ESOP shares purchased	-	(4,468)	-
ESOP shares allocated	314	74	-
End of year	$ (4,080)	$ (4,394)	$ -
Unearned equity incentive plan shares			
Beginning of year	$ -	$ -	$ -
Equity incentive plan shares purchased	(3,601)	-	-
End of year	$ (3,601)	$ -	$ -
Stock-based deferral plan shares			
Beginning of year	$ (339)	$ -	$ -
Stock-based deferral plan shares purchased	(4)	(339)	-
End of year	$ (343)	$ (339)	$ -
Total stockholders' equity			
Beginning of year	$ 115,571	$ 62,881	$ 73,649
Issuance of common stock	-	55,846	-
Common stock issuance cost	-	(1,933)	-
Net income (loss)	862	1,187	(9,458)
Other comprehensive income (loss)	(1,738)	2,311	(1,310)
ESOP shares purchased	-	(4,468)	-
ESOP shares allocated	439	86	-
Equity incentive plan shares purchased	(3,601)	-	-
Stock-based deferral plan shares purchased	(4)	(339)	-
End of year	$ 111,529	$ 115,571	$ 62,881

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2012	2011	2010
Operating Activities			
Net income (loss)	$ 862	$ 1,187	$ (9,458)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	1,700	3,785	22,419
Provision for losses on foreclosed properties	1,308	1,574	1,780
Depreciation	1,192	1,225	1,231
Gain on sale of fixed and other assets	(8)	-	-
Net loss on sale of foreclosed real estate	176	410	69
Deferred income tax expense (benefit)	277	462	(3,546)
Net amortization of premiums on securities	3,489	2,045	833
Gain on sale of securities	(3,190)	(1,398)	(798)
Net accretion of deferred fees on loans	(96)	(147)	(134)
Mortgage loans originated for sale	(92,429)	(65,959)	(100,181)
Proceeds from sale of mortgage loans	90,955	68,850	97,103
Gain on sale of mortgage loans	(1,695)	(1,095)	(1,418)
ESOP compensation expense	439	86	-
Decrease (increase) in income tax receivable	2,528	722	(3,962)
Decrease (increase) in interest receivable	(225)	(20)	124
Decrease in interest payable	(26)	(17)	(59)
Net change in other assets and liabilities	2,248	496	2,952
Net cash provided by operating activities	7,505	12,206	6,955
Investing Activities			
Securities available for sale:			
Purchases	(245,443)	(178,775)	(178,988)
Proceeds from sales	160,301	46,444	18,908
Proceeds from maturities and/or calls	23,994	38,240	51,104
Principal repayments on mortgage-backed and asset-backed securities	43,917	31,003	23,423
Redemption of FHLB stock	441	100	23
Net decrease in loans receivable	26,875	57,900	66,548
Purchase of credit impaired loan	(2,895)	-	-
Foreclosed real estate:			
Capital expenses	(22)	(41)	(72)
Net proceeds from sales	4,716	4,115	3,719
Purchases of premises and equipment	(530)	(434)	(1,095)
Net proceeds from sales of fixed and other assets	93	-	-
Net cash provided by (used in) investing activities	11,447	(1,448)	(16,430)

The accompanying notes are an integral part of these consolidated financial statements.

ASB BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(in thousands)	Year Ended December 31, 2012	2011	2010
Financing Activities			
Net increase (decrease) in deposits	$ (29,937)	$ (11,521)	$ 11,219
Net repayments of Federal Home Loan Bank advances	(10,000)	-	-
Net repayments of repurchase agreements	(347)	(250)	(686)
Proceeds from the issuance of common stock, net of issuance costs	-	53,913	-
Stock-based deferral plan shares purchased	(4)	(339)	-
Common stock purchased by ESOP	-	(4,468)	-
Equity incentive plan shares purchased	(3,601)	-	-
Net cash provided by (used in) financing activities	(43,889)	37,335	10,533
Increase (decrease) in cash and cash equivalents	(24,937)	48,093	1,058
Cash and Cash Equivalents:			
Beginning of period	72,327	24,234	23,176
End of period	$ 47,390	$ 72,327	$ 24,234
SUPPLEMENTAL DISCLOSURES:			
Cash paid (received) for:			
Interest on deposits, advances and other borrowings	$ 6,518	$ 8,659	$ 11,503
Income taxes	(2,226)	(134)	1,434
Non-cash investing and financing transactions:			
Transfers from loans to foreclosed real estate	17,464	3,533	12,585
Loans to finance the purchase of foreclosed properties	-	-	138
Change in unrealized gain on securities available for sale	(1,368)	5,247	(1,140)
Change in deferred income taxes resulting from other comprehensive income	1,122	(1,574)	849
Change in deferred benefit pension plans	(1,492)	(1,362)	(1,019)
Securities not settled	21,260	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – ASB Bancorp, Inc. (the "Parent") was incorporated on May 12, 2011 by Asheville Savings Bank, S.S.B. (the "Bank") to be the Bank's holding company upon completion of the Bank's conversion from the mutual to stock form of organization. The conversion was completed on October 11, 2011 and the Parent contributed $28.0 million in capital to the Bank on that date from the conversion proceeds.

The Bank is headquartered in Asheville, North Carolina and provides mortgage, consumer and commercial banking services primarily in Buncombe, Henderson, McDowell, Transylvania, and Madison counties in North Carolina. The Bank is regulated by the Office of the North Carolina Commissioner of Banks ("NCCoB") and the Federal Deposit Insurance Corporation ("FDIC"). The Company is regulated by the Board of Governors of the Federal Reserve System (the "FRB") and the NCCoB.

Principles of Consolidation – The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiary, the Bank (collectively, the "Company"). The Bank has two wholly owned subsidiaries, Appalachian Financial Services, Inc., which has on occasion managed the Bank's real estate acquired through debt default but is currently inactive, and Wenoca, Inc., which serves as the Bank's trustee regarding deeds of trust. Both subsidiaries are organized as North Carolina corporations. For purposes of the consolidated financial statements, all significant intercompany accounts and transactions have been eliminated. The accounting and reporting policies of the Company conform to accounting principals generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash equivalents include demand and time deposits (with original maturities of 90 days or less) at other financial institutions and federal funds sold.

Investment Securities – The Company classifies investment securities into three categories. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity securities" and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings. Debt securities not classified as either held to maturity securities or trading securities and equity securities not classified as trading securities are classified as "available for sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity. The Company classified no securities as trading securities as of December 31, 2012 and December 31, 2011.

Realized gains and losses on sales of investment securities are recognized at the time of sale ("trade date") based upon the specific identification method.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Declines in the fair value of held to maturity and available for sale debt securities below their cost that are deemed to be other than temporary because of credit risk impairment are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other issues, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value, and (iv) whether it is more likely than not that the Company will be required to sell the investment prior to a recovery.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments Held at Cost – The Bank, as a member of the Federal Home Loan Bank system (the "FHLB"), is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. This investment is carried at cost. Due to the redemption provisions of the FHLB, the Bank estimated that fair value equals cost and that this investment was not impaired at December 31, 2012 and December 31, 2011.

Loans – Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized fees and costs on originated loans. The net amount of nonrefundable loan origination fees and certain direct costs associated with the lending processes are deferred and amortized to interest income over the contractual lives of the loans.

Loan Segments and Classes

The Bank's portfolio segments and classes within those segments are subject to risks that could have an adverse impact on the credit quality of the loan portfolio. Management identified the risks described below as significant risks that are generally similar among the loan segments and classes.

Commercial loan segment

The Bank's commercial loans are centrally underwritten based primarily on the customer's ability to generate the required cash flow to service the debt in accordance with the contractual terms and conditions of the loan agreement. The Bank's commercial lenders and underwriters work to understand the borrower's businesses and management experiences. The majority of the Bank's commercial loans are secured by collateral, so collateral values are important to the transaction. In commercial loan transactions where the principals or other parties provide personal guarantees, the Bank's commercial lenders and underwriters analyze the relative financial strength and liquidity of each guarantor. Risks that are common to the Bank's commercial loan classes include general economic conditions, demand for the borrowers' products and services, the personal circumstances of the principals, and reductions in collateral values.

In addition to these common risks for the Bank's commercial loans, the various commercial loan classes also have certain risks specific to them.

Commercial construction and land development loans are highly dependent on the supply and demand for commercial real estate in the Bank's markets as well as the demand for the newly constructed residential homes and lots being developed by the Bank's commercial loan customers. Prolonged deterioration in demand could result in significant decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for the Bank's commercial borrowers.

Commercial mortgage and commercial and industrial loans are primarily dependent on the ability of the Bank's commercial loan customers to achieve business results consistent with those projected at loan origination resulting in cash flow sufficient to service the debt. To the extent that a borrower's actual business results significantly underperform the original projections, the ability of that borrower to service the Bank's loan on a basis consistent with the contractual terms may be at risk. While these loans and leases are generally secured by real property, personal property, or business assets such as inventory or accounts receivable, it is possible that the liquidation of the collateral will not fully satisfy the obligation.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other commercial real estate loans consist primarily of loans secured by multifamily housing. The primary risk associated with multifamily loans is the ability of the income producing property that collateralizes the loan to produce adequate cash flow to service the debt. High unemployment or generally weak economic conditions may result in the borrower having to provide rental rate concessions to achieve adequate occupancy rates.

Non-commercial loan segment

The Bank underwrites its non-commercial loans using automated credit scoring and analysis tools. These credit scoring tools take into account factors such as payment history, credit utilization, length of credit history, types of credit currently in use, and recent credit inquiries. To the extent that the loan is secured by collateral, the value of the collateral is also evaluated. Common risks to each class of non-commercial loans include general economic conditions within the Bank's markets, such as unemployment and potential declines in collateral values, and the personal circumstances of the borrowers.

In addition to these common risks for the Bank's non-commercial loans, various non-commercial loan classes may also have certain risks specific to them.

Residential mortgage and non-commercial construction and land development loans are to individuals and are typically secured by 1-4 family residential property, undeveloped land, and partially developed land in anticipation of pending construction of a personal residence. Significant and rapid declines in real estate values can result in residential mortgage loan borrowers having debt levels in excess of the current market value of the collateral. Recent declines in value have led to unprecedented levels of foreclosures and losses within the banking industry. Non-commercial construction and land development loans can experience delays in completion and cost overruns that exceed the borrower's financial ability to complete the project. Such cost overruns can result in foreclosure of partially completed and unmarketable collateral.

Revolving mortgage loans are often secured by second liens on residential real estate, thereby making such loans particularly susceptible to declining collateral values. A substantial decline in collateral value could render the Bank's second lien position to be effectively unsecured. Additional risks include lien perfection inaccuracies and disputes with first lien holders that may further weaken collateral positions. Further, the open-end structure of these loans creates the risk that customers may draw on the lines in excess of the collateral value if there have been significant declines since origination.

Consumer loans include loans secured by personal property such as automobiles, marketable securities, other titled recreational vehicles including boats and motorcycles, as well as unsecured consumer debt. The value of underlying collateral within this class is especially volatile due to potential rapid depreciation in values since date of loan origination in excess of principal repayment.

Credit Quality Indicators

Loans are monitored for credit quality on a recurring basis and the composition of the loans outstanding by credit quality indicator is provided below.

Loan credit quality indicators are developed through review of individual borrowers on an ongoing basis, although certain non-commercial loans, including residential mortgage, revolving mortgage and consumer loans, are evaluated upon origination and are reevaluated upon a change in delinquency status. Most commercial loans are evaluated at least annually with more frequent evaluation of more severely criticized loans or leases. The indicators represent the rating for loans as of the date presented based on the most recent assessment performed. These credit quality indicators are defined as follows:

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pass – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special mention – A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A substandard asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

Loss – Assets classified loss are considered uncollectible and of such little value that their continuing to be carried as an asset is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

Loans Held for Sale – Loans held for sale are residential mortgages carried at the lower of cost or market value. The market values of loans held for sale are based on what mortgage buyers are currently offering the Bank on a "best efforts" basis to buy the loans.

Allowance for Loan Losses – The allowance for loan losses is management's estimate of probable credit losses that are inherent in the Bank's loan portfolios at the balance sheet date. The allowance increases when the Bank provides for loan losses through charges to operating earnings and when the Bank recovers amounts from loans previously written down or charged off. The allowance decreases when the Bank writes down or charges off loans amounts that are deemed uncollectible.

Management determines the allowance for loan losses based on periodic evaluations that are inherently subjective and require substantial judgment because the evaluations require the use of material estimates that are susceptible to significant change. The Bank generally uses two allowance methodologies that are primarily based on management's determination as to whether or not a loan is considered to be impaired.

Commercial loans, as well as non-commercial loans that are classified as substandard and secured by real estate, are evaluated for impairment on a loan-by-loan basis and are considered impaired when it is probable, based on current information, that the borrower will be unable to pay contractual interest or principal as required by the loan agreement. Loans that experience insignificant payment delays and payment shortfalls are not necessarily considered impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment history, and the amount of the shortfall relative to the principal and interest owed. Loans that are deemed to be troubled debt restructurings are also included as impaired loans. Impaired loans are measured at their estimated fair value based on either the value of the loan's expected future cash flows discounted at the loan's effective interest rate or on the collateral value, net of the estimated costs of disposal, if the loan is collateral dependent. For loans considered impaired, an individual allowance for loan losses is recorded when the loan principal balance exceeds the estimated fair value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For loans not considered impaired, management determines the allowance for loan losses based on estimated loss percentages that are determined by and applied to the various classes of loans that comprise the segments of the Bank's loan portfolio. The estimated loss percentages by loan class are based on a number of factors that include by class (i) average historical losses over the past three years, (ii) levels and trends in delinquencies, impairments, and net charge-offs, (iii) trends in the volume and direction of loan balances within that class, terms, and concentrations, (iv) trends in interest rates, (v) effects of changes in the Bank's risk tolerance, underwriting standards, lending policies, procedures, and practices, and (vi) national and local business and economic conditions.

Methodology change – In the fourth quarter, the Bank modified its loan loss methodology for unimpaired commercial construction and land development and its unimpaired commercial mortgage loans. This change resulted in further segmentation of these classes of loans and the related historical charge-off rates. The purpose was to allocate the substantial historical charge-offs rates, created by two segments of these loan classes, against the significantly diminished credit exposure to the Bank within these same classes. Specifically, additional sub segments of loans on large tracts of unimproved land or land development loans in excess of $1 million and purchased participations from a failed bank in out of market commercial mortgage loans were created. This change in methodology resulted in a nonrecurring reduction of approximately $1.6 million in the Bank's reserves on loans not considered impaired.

Future material adjustments to the allowance for loan losses may be necessary due to changing economic conditions or declining collateral values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make adjustments to the allowance for loan losses based upon judgments that differ significantly from those of management.

Nonperforming Assets – Nonperforming assets can include loans that are past due 90 days or more and continue to accrue interest, loans on which interest is not being accrued, and foreclosed real estate.

Loans Past Due 90 Days or More, Nonaccruing, Impaired, or Restructured – The Bank's policies related to when loans are placed on nonaccruing status conform to guidelines prescribed by bank regulatory authorities. Generally, the Bank suspends the accrual of interest on loans (i) that are maintained on a cash basis because of the deterioration of the financial condition of the borrower, (ii) for which payment in full of principal or interest is not expected, or (iii) on which principal or interest has been in default for a period of 90 days or more, unless the loan is both well secured and in the process of collection. While a loan is on nonaccruing status, the Bank recognizes interest income only to the extent cash payments are received in excess of collection of the principal portion of the payment on the loan. Loans are returned to accruing status when all principal and interest amounts contractually due are brought current and concern no longer exists as to the future collectability of principal and interest, which is generally confirmed when the loan demonstrates performance for six consecutive months or payment cycles.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A troubled debt restructuring ("TDR") occurs when a borrower is experiencing financial difficulty and the Bank grants a concession to provide the borrower relief from one or more of the contractual loan conditions. Concessions that the Bank might consider include the allowance of interest-only payments on a temporary basis, the reduction of interest rates, the extension of the loan term, the forgiveness of principal, or a combination of these. The Bank rarely reduces interest rates below market rates or forgives principal as concessions. The Bank might require additional collateral or additional guarantors as conditions to modifying loans as TDRs.

The Bank might consider modifying both accruing or nonaccruing loans as TDRs. When a modification includes a reduction of principal that resulted from a partial charge off of the loan, the Bank typically accounts for the TDR as a nonaccruing loan.

The Bank classifies TDR's as impaired loans and evaluates the need for an allowance for loan loss on a loan-by-loan basis consistent with its evaluation of impaired loans that have not been modified as TDRs. An allowance is based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the estimated fair value of the underlying collateral less any selling costs, if the loan is deemed to be collateral dependent.

The Bank's policy for recognition of interest income on loans considered to be impaired, including restructured loans, is the same as its interest income recognition policy for loans not considered to be impaired.

Loan Charge-offs – The Bank charges off loan balances, in whole or in part, when available, verifiable, and documentable information confirms that specific loans, or portions of specific loans, are uncollectible or unrecoverable. For unsecured loans, losses are confirmed when it can be determined that the borrower, or any guarantor, is unwilling or unable to pay the amounts as agreed. When the borrower, or any guarantors, are unwilling or unable to pay the amounts as agreed on a loan secured by collateral and any recovery is dependent upon the sale of the collateral, the loan is deemed to be collateral dependent. Repayments or recoveries for collateral dependent loans are directly affected by the value of the collateral at liquidation. As such, loan repayment can be affected by factors that influence the amount recoverable, the timing of the recovery, or a combination of the two. Such factors include economic conditions that affect the markets in which the loan or its collateral is sold, bankruptcy, repossession and foreclosure laws, and consumer banking regulations. Losses are also confirmed when the loan, or a portion of the loan, is classified as loss resulting from loan reviews conducted by the Bank.

Charge-offs of loans in the commercial loan segment are recognized when the uncollectibility of the loan balance and the inability to recover sufficient value from the sale of any collateral securing the loan is confirmed. The uncollectibility of the loan balance is evidenced by the inability of the commercial borrower to generate cash flows sufficient to repay the loan as agreed causing the loan to become delinquent. For collateral dependent commercial loans, the Bank determines the fair value of the collateral based on appraisals, current market conditions, and estimated costs to sell the collateral. For collateral dependent commercial loans where the loan balance, including any accrued interest, net deferred fees or costs, and unamortized premiums or discounts, exceeds the fair value of the collateral securing the loan, the deficiency is identified as unrecoverable, is deemed to be a confirmed loss, and is charged off.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Charge-offs of loans in the non-commercial loan segment are generally confirmed and recognized in a manner similar to loans in the commercial loan segment. Secured non-commercial loans that are identified as uncollectible and are deemed to be collateral dependent are confirmed as loss to the extent the fair value of the collateral is insufficient to recover the loan balance. Closed-end consumer loans that become 120 cumulative days past due and open-end consumer loans that become 180 cumulative days past due are charged off to the extent that the fair value of any collateral, less estimated costs to sell the collateral, is insufficient to recover the loan balance. Closed-end and open-end loans secured by residential real estate that become 180 days past due are charged off to the extent that the fair value of the residential real estate securing the loan, less estimated costs to sell the collateral, is insufficient to recover the loan balance. Loans determined to be fraudulent are charged off within 90 days of discovery. Loans to borrowers in bankruptcy are subject to modification by the bankruptcy court and are charged off to the extent that the fair value of any collateral securing the loan, less estimated costs to sell the collateral, is insufficient to recover the loan balance, unless the Bank expects repayment is likely to occur. Such loans are charged off within 60 days of the receipt of notification from a bankruptcy court or when the loans become 120 days past due, whichever is shorter.

Foreclosed Real Estate – Nonperforming assets also include foreclosed real estate, which consists of real estate and other assets acquired as a result of customers' loan defaults. Foreclosed real estate is stated at the lower of the related loan balance or the fair value of the property net of the estimated costs of disposal with a charge to the allowance for loan losses upon foreclosure. Any write-downs subsequent to foreclosure are charged against operating earnings. To the extent recoverable, costs relating to the development and improvement of property are capitalized, whereas those costs relating to holding the property are charged to expense.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are capitalized, and repairs which do not improve or extend the life of the respective assets are expensed in the period incurred. Gains and losses on dispositions are reflected in current operations.

Depreciation of premises and equipment is provided over the estimated useful lives of the related assets on the straight-line method for financial statement purposes and on a combination of straight-line and accelerated methods for income tax purposes. Estimated lives are 10 to 40 years for buildings, building components and improvements, 5 to 10 years for furniture, fixtures and equipment and 3 years for computers.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Bank estimates the future cash flows expected to result from the use of the asset and its eventual disposition, and recognizes an impairment loss if the expected future cash flows are less than the carrying amount of the asset.

Deferred Loan Fees – The Bank defers loan origination fees, net of certain direct loan origination costs. Such costs and fees for loans held for investment are recognized as an adjustment to yield over the lives of the related loans utilizing a method of amortization that approximates the level-yield method. When a loan is prepaid or sold, the related unamortized net origination fee is included in income. Net deferred fees for loans held for sale are deferred until the loan is sold and included as part of the gain or loss on the sale.

Commitment fees to originate or purchase loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income – Comprehensive income is defined as the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources and, accordingly, includes both net income and amounts referred to as other comprehensive income. The items of other comprehensive income are included in the Consolidated Statements of Comprehensive Income (Loss). The accumulated balance of other comprehensive income is included in the equity section of the Consolidated Balance Sheets. The Company's components of accumulated other comprehensive income include unrealized gains and/or losses on investment securities classified as available for sale and certain changes in the Company's benefit obligations under its retirement plans. The Company adjusts the level of accumulated comprehensive income related to its retirement plans on an annual basis, consistent with the receipt of its annual actuarial studies.

The components of the Company's accumulated other comprehensive loss, net of income taxes, are as follows:

	December 31,	
(in thousands)	2012	2011
Unrealized gain on securities	$ 1,879	$ 2,700
Benefit plan liability	(4,946)	(4,029)
Accumulated other comprehensive loss, net of tax	$ (3,067)	$ (1,329)

Income Taxes – The establishment of provisions for federal and state income taxes is a complex area of accounting, which involves the use of significant judgments and estimates in applying relevant tax statutes. The Company is subject to audit by federal and state tax authorities, the results of which may produce tax liabilities that differ from the Company's tax estimates and provisions. The Company continually evaluates its exposure to possible tax assessments arising from audits and it records its estimate of possible exposure based on current facts and circumstances. The Parent and the Bank have entered into a formal agreement that will allow them, if so elected, to file consolidated federal and state income tax returns, where permitted, and each to pay its respective share of income taxes due.

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. When uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset may be reduced by a valuation allowance. The amount of any valuation allowance established is based upon an estimate of the deferred tax asset that is more likely than not to be recovered. Increases or decreases in the valuation allowance result in increases or decreases to the provision for income taxes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A significant portion of the recorded deferred tax assets relate to a loan loss allowance on which the realization of income tax benefits is dependent on the Bank's ability to generate future taxable income. Because of this dependency, the Bank's management considered the need for a valuation allowance, but determined there was sufficient positive evidence to support their conclusion not to record a valuation allowance. The positive evidence that led the Bank's management to conclude that the income tax benefits of the Bank's deferred tax assets would be realized included (1) the Bank has a sustained history of generating taxable income and realizing the income tax benefits of its deferred tax assets and income tax credits, (2) the Bank's management believes that, based on certain credit quality indicators, the credit quality issues that resulted in the 2010 net loss and caused the net operating loss carry forward and deferred tax asset related to the loan loss allowance have significantly improved, (3) the Bank generated pretax income in 2012 and 2011, (4) the Bank's management is aware of one or more strategies that, if implemented, could generate future taxable income, and (5) the net operating loss carry forward does not expire in the near term and the Bank has not experienced expiring loss carry forwards in its past. The Bank's loss carry forward periods under applicable federal and North Carolina income tax laws are 20 years and 15 years, respectively, with remaining loss carry forward periods of 18 years and 13 years, respectively.

The Bank includes interest and penalties related to income tax liabilities in noninterest expense. The Bank's tax filings for the years ended December 31, 2008 through 2011 are currently open to audit under statutes of limitations by the Internal Revenue Service and the North Carolina Department of Revenue.

Pension Plan – The Bank has two noncontributory, defined benefit pension plans. The Bank recognizes the overfunded or underfunded status of the plans as an asset or liability in its consolidated statement of financial position and recognizes changes in the funded status in the year in which the change occurs through comprehensive income. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. GAAP also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. GAAP also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Employee Stock Ownership Plan ("ESOP") – In connection with the mutual-to-stock conversion discussed in note 2 below, the Bank established an ESOP for the benefit of all of its eligible employees. Full-time employees of the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the ESOP. Shares allocated under the ESOP vest at the rate of 20% per year of service beginning with the completion of two years of service and fully vesting with the completion of six years of service. The Bank anticipates it will make contributions to the ESOP in amounts necessary to amortize the ESOP loan payable to the Company over a period of 15 years.

Unallocated ESOP shares are not considered outstanding (including for the calculation of net income per common share as discussed below) and are shown as a reduction of stockholders' equity. Dividends on unallocated ESOP shares, if paid, will be considered to be compensation expense. The Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. The fair value of the annual share allocations are recorded on a monthly basis with fair value determined by calculating the average closing stock price for each day during the month. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the differential will be recognized in stockholders' equity. The Company will recognize a tax deduction equal to the cost of the shares released. Because the ESOP is internally leveraged through a loan from the Company to the ESOP, the loan receivable by the Company from the ESOP is not reported as an asset nor is the debt of the ESOP shown as a liability in the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Incentive Plan – The Company plans to issue restricted stock and stock options under the 2012 Equity Incentive Plan to key officers and outside directors. In accordance with the requirements of ASC 718, *Compensation - Stock Compensation,* the Company plans to follow a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured based on the fair value of the award as of the grant date and recognized over the vesting period.

Net Income Per Common Share – Where presented, basic net income per common share is the Company's net income available to common stockholders, which represents net income less dividends paid or payable to preferred stock shareholders, if any, divided by the weighted average number of common shares outstanding during the period. In calculating the weighted average number of common shares outstanding, shares held by the ESOP are not considered to be outstanding until they are committed to be released for allocation.

For diluted income per common share, net income available to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options and restricted stock, as well as any adjustment to income that would result from the assumed issuance. The effects of restricted stock and stock options are excluded from the computation of diluted income per common share in periods in which the effect would be antidilutive. Potential common shares that might be issued by the Company relate solely to outstanding stock options and restricted stock and are determined using the treasury stock method. At December 31, 2012, the Company had no stock options or restricted stock that would cause a dilutive effect on net income per common share.

For the year ended December 31, 2011, weighted average shares outstanding used in the calculation of basic and diluted net income per share were the weighted average of shares outstanding, which include ESOP shares held by the trustee, from October 12, 2011, the date on which the Company's common stock began trading on the Nasdaq Global Market, to December 31, 2011.

Net income per common share has been computed based on the following:

	Year Ended December 31,	
(dollars in thousands, except per share data)	2012	2011
Numerator:		
Net income (loss)	$ 862	$ 1,187
Denominator:		
Weighted average common shares issued	5,584,551	5,584,551
Less: Weighted average unallocated ESOP shares	423,721	443,089
Weighted average common shares used to compute net income per common share – basic	5,160,830	5,141,462
Weighted average common shares used to compute net income per common share – diluted	5,160,830	5,141,462
Net income per common share – Basic	$ 0.17	$ 0.23
Net income per common share – Diluted	$ 0.17	$ 0.23

Reclassifications – Certain amounts in the prior years' financial statements have been reclassified to conform to the December 31, 2012 presentation. The reclassifications had no effect on net income or stockholders' equity as previously reported.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

Accounting Standards Update ASU 2011-11 – In December, 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*, in an effort to improve comparability between U.S. GAAP and IFRS financial statements with regard to the presentation of offsetting assets and liabilities on the statement of financial position arising from financial and derivative instruments, and repurchase agreements. The ASU establishes additional disclosures presenting the gross amounts of recognized assets and liabilities, offsetting amounts, and the net balance reflected in the statement of financial position. Descriptive information regarding the nature and rights of the offset must also be disclosed. The amendments are effective for annual reporting periods beginning on or after January 1, 2013. The adoption of the new guidance is not expected to have an impact on the Company's financial statements.

Accounting Standards Update ASU 2012-02 – In July, 2012, the FASB issued ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment,* which amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. The FASB amended the impairment testing requirements by allowing an entity to perform a qualitative impairment assessment before calculating the fair value of the asset. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of the new guidance is not expected to have an impact on the Company's financial statements.

Accounting Standards Update ASU 2012-03 – In August, 2012, the FASB issued ASU 2012-03, *Technical Amendments and Corrections to SEC Sections,* which amends a number of SEC sections in the FASB Accounting Standards Codification as a result of (1) the issuance of SAB 114, (2) the issuance of SEC Final Rule 33-9250, and (3) corrections related to ASU 2010-22. ASU 2012-03 is effective for all entities upon issuance. The adopting of the new guidance did not have a significant impact on the Company's financial statements.

Accounting Standards Update ASU 2013-02 – In February, 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,* which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). The ASU is intended to help entities improve the transparency of changes in other comprehensive income (OCI) and items reclassified out of AOCI in their financial statements. It does not amend any existing requirements for reporting net income or OCI in the financial statements. Both public and nonpublic entities that report items of OCI are affected by the ASU. ASU 2013-02 is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2012. Early adoption is permitted. The amendments in the ASU should be applied prospectively. The adoption of the new guidance is not expected to have an impact on the Company's financial statements.

2. STOCK CONVERSION AND CHANGE IN CORPORATE FORM

The Company completed its initial public stock offering in connection with the Bank's conversion from the mutual to the stock form of organization on October 11, 2011. The Company sold a total of 5,584,551 shares of its common stock at an offering price of $10.00 per share. This included 446,764 shares purchased by the ESOP pursuant to a loan from the Company in the amount of $4.5 million. Trading of the Company's common stock commenced on the Nasdaq Global Market on October 12, 2011 under the symbol "ASBB." The conversion was accounted for as a change in corporate form and, as a result, the historic basis of the Bank's assets, liabilities and equity remained unchanged. Including the additional $4.5 million in ESOP share purchases, gross proceeds were $55.8 million. After payment of conversion expenses of approximately $1.9 million, the net proceeds of $53.9 million received in the offering, as reduced for the unearned ESOP shares of $4.5 million, was reflected in the stockholders' equity accounts of the Company in its December 31, 2011 consolidated balance sheet. On October 11, 2011, the Company contributed $28.0 million in capital to the Bank from the proceeds received in the offering.

On October 11, 2011, liquidation accounts were established by the Company and the Bank for the benefit of eligible account holders and supplemental eligible account holders (collectively, "eligible depositors") of the Bank as defined in the Bank's Amended and Restated Plan of Conversion (the "Plan of Conversion"). Each eligible depositor will have a pro rata interest in the liquidation accounts for each of his or her deposit accounts based upon the proportion that the balance of each such account bears to the balance of all deposit accounts of the Bank as of the dates defined in the Plan of Conversion. The liquidation accounts will be maintained for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after the conversion. The liquidation accounts will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. In the unlikely event of a complete liquidation of the Bank or the Company or both, and only in such event, eligible depositors who continue to maintain accounts will be entitled to receive a distribution from the liquidation accounts before any liquidation may be made with respect to common stock. Neither the Company nor the Bank may declare or pay a cash dividend if the effect thereof would cause its equity to be reduced below either the amount required for the liquidation accounts or the regulatory capital requirements imposed by the Company's or the Bank's regulators.

3. INVESTMENT SECURITIES

Securities Available for Sale – The maturities, amortized cost, unrealized gains, unrealized losses and fair values of securities available for sale are as follows:

Type and Maturity Group *(in thousands)*	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2012				
U.S. Government Sponsored Entity (GSE) and agency securities due -				
After 1 year but within 5 years	$ 10,609	$ 232	$ (16)	$ 10,825
After 5 years but within 10 years	1,416	6	-	1,422
Asset-backed securities issued by the Small Business Administration (SBA)	69,088	1,387	(64)	70,411
Residential mortgage-backed securities issued by GSE's (1)	105,598	1,386	(297)	106,687
State and local government securities due -				
After 5 years but within 10 years	7,613	388	(6)	7,995
After 10 years	40,570	529	(442)	40,657
Mutual funds	711	28	-	739
Total	$ 235,605	$ 3,956	$ (825)	$ 238,736
December 31, 2011				
U.S. GSE and agency securities due -				
After 1 year but within 5 years	$ 33,174	$ 895	$ (4)	$ 34,065
After 5 years but within 10 years	6,131	165	-	6,296
After 10 years	2,000	6	-	2,006
Asset-backed securities issued by the SBA	30,736	760	(4)	31,492
Residential mortgage-backed securities issued by GSE's (1)	155,275	2,207	(104)	157,378
State and local government securities due -				
After 5 years but within 10 years	2,831	175	-	3,006
After 10 years	8,528	389	(9)	8,908
Mutual funds	689	23	-	712
Total	$ 239,364	$ 4,620	$ (121)	$ 243,863

(1) Residential mortgage-backed securities were issued by United States government sponsored entities including the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, or Government National Mortgage Association. The Company held no private label residential mortgage-backed securities at December 31, 2012 and December 31, 2011 or during the periods then ended.

3. INVESTMENT SECURITIES (Continued)

Securities Held to Maturity – The maturities, amortized cost, unrealized gains, unrealized losses and fair values of securities classified as held to maturity are as follows:

Type and Maturity Group *(in thousands)*	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2012				
U.S. GSE and agency securities due -				
After 5 years but within 10 years	$ 1,065	$ 144	$ -	$ 1,209
Residential mortgage-backed securities issued by GSE's (1)	1,166	83	-	1,249
State and local government securities due -				
After 5 years but within 10 years	951	141	-	1,092
After 10 years	1,467	165	-	1,632
Total	$ 4,649	$ 533	$ -	$ 5,182
December 31, 2011				
U.S. GSE and agency securities due -				
After 5 years but within 10 years	$ 1,078	$ 140	$ -	$ 1,218
Residential mortgage-backed securities issued by GSE's (1)	1,726	121	-	1,847
State and local government securities due -				
After 10 years	2,414	274	-	2,688
Total	$ 5,218	$ 535	$ -	$ 5,753

(1) Residential mortgage-backed securities were issued by United States government sponsored entities including the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, or Government National Mortgage Association. The Company held no private label residential mortgage-backed securities at December 31, 2012 and December 31, 2011 or during the periods then ended.

3. INVESTMENT SECURITIES (Continued)

The following tables show investment gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and December 31, 2011. The total number of securities with unrealized losses at December 31, 2012 and December 31, 2011 were 54 and 11, respectively. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Management has the ability and intent to hold securities with unrealized losses until a recovery of the market value occurs. Management has determined that it is more likely than not that the Company will not be required to sell any of the securities with unrealized losses prior to a recovery of market value sufficient to negate the unrealized loss. Management has analyzed the creditworthiness of the underlying issuers and determined that the Company will collect all contractual cash flows, therefore all impairment is considered to be temporary.

	December 31, 2012					
	Less Than 12 Months		12 Months or More		Total	
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities Available for Sale						
US GSE and agency	$ 1,984	$ (16)	$ -	$ -	$ 1,984	$ (16)
Asset-backed SBA	13,381	(63)	390	(1)	13,771	(64)
Residential mortgage-backed GSE (1)	35,995	(297)	-	-	35,995	(297)
State and local government	24,018	(448)	-	-	24,018	(448)
Temporarily impaired securities available for sale	75,378	(824)	390	(1)	75,768	(825)
Total temporarily impaired securities	$ 75,378	$ (824)	$ 390	$ (1)	$ 75,768	$ (825)

(1) Residential mortgage-backed securities were issued by United States government sponsored entities including the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, or Government National Mortgage Association. The Company held no private label residential mortgage-backed securities at December 31, 2012 and December 31, 2011 or during the periods then ended.

3. INVESTMENT SECURITIES (Continued)

	December 31, 2011					
	Less Than 12 Months		12 Months or More		Total	
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities Available for Sale						
US GSE and agency	$ 3,996	$ (4)	$ -	$ -	$ 3,996	$ (4)
Asset-backed SBA	2,254	(4)	-	-	2,254	(4)
Residential mortgage-backed GSE (1)	16,378	(104)	-	-	16,378	(104)
State and local government	581	(9)	-	-	581	(9)
Temporarily impaired securities available for sale	23,209	(121)	-	-	23,209	(121)
Total temporarily impaired securities	$ 23,209	$ (121)	$ -	$ -	$ 23,209	$ (121)

(1) Residential mortgage-backed securities were issued by United States government sponsored entities including the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, or Government National Mortgage Association. The Company held no private label residential mortgage-backed securities at December 31, 2012 and December 31, 2011 or during the periods then ended.

The fair value of investment securities pledged as collateral follow:

	December 31,	
(in thousands)	2012	2011
Pledged to Federal Reserve Discount Window	$ 3,301	$ 10,835
Pledged to Federal funds purchased lines of credit	-	1,218
Pledged to repurchase agreements for commercial customers	922	758

Interest income from taxable and tax-exempt securities recognized in interest and dividend income follow:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Interest income from taxable securities	$ 4,532	$ 4,904	$ 4,085
Interest income from tax-exempt securities	625	284	134
Total interest income from securities	$ 5,157	$ 5,188	$ 4,219

3. INVESTMENT SECURITIES (Continued)

Gross proceeds and gross realized gains from sales of securities recognized in net income follow:

(in thousands)	Year Ended December 31, 2012	2011	2010
Proceeds from sales of securities	$ 160,301	$ 46,444	$ 18,908
Realized gains from sales of securities	3,190	1,398	798

4. LOANS RECEIVABLE

The composition of loans receivable by segment and class follow:

(in thousands)	December 31, 2012	2011
Commercial:		
Commercial construction and land development	$ 5,161	$ 22,375
Commercial mortgage	138,804	139,947
Commercial and industrial	11,093	17,540
Total commercial	155,058	179,862
Non-commercial:		
Non-commercial construction and land development	3,729	3,907
Residential mortgage	163,571	175,866
Revolving mortgage	48,221	51,044
Consumer	17,552	22,588
Total non-commercial	233,073	253,405
Total loans receivable	388,131	433,267
Less: Deferred loan fees	(410)	(384)
Total loans receivable net of deferred loan fees	387,721	432,883
Less: Allowance for loan losses	(8,513)	(10,627)
Loans receivable, net	$ 379,208	$ 422,256

4. LOANS RECEIVABLE (Continued)

Loans receivable by segment, class, and grade follow:

(in thousands)	Pass	Special Mention	Substandard	Doubtful	Loss*	Total Loans
December 31, 2012						
Commercial:						
Commercial construction and land development	$ 4,516	$ 450	$ 195	$ -	$ -	$ 5,161
Commercial mortgage	117,046	21,231	527	-	-	138,804
Commercial and industrial	10,239	694	160	-	-	11,093
Total commercial	131,801	22,375	882	-	-	155,058
Non-commercial:						
Non-commercial construction and land development	3,729	-	-	-	-	3,729
Residential mortgage	151,617	9,797	2,153	-	4	163,571
Revolving mortgage	45,140	2,294	787	-	-	48,221
Consumer	16,722	683	147	-	-	17,552
Total non-commercial	217,208	12,774	3,087	-	4	233,073
Total loans receivable	$ 349,009	$ 35,149	$ 3,969	$ -	$ 4	$ 388,131
December 31, 2011						
Commercial:						
Commercial construction and land development	$ 6,394	$ 1,002	$ 14,410	$ -	$ 569	$ 22,375
Commercial mortgage	118,735	19,858	1,354	-	-	139,947
Commercial and industrial	12,834	2,058	2,647	1	-	17,540
Total commercial	137,963	22,918	18,411	1	569	179,862
Non-commercial:						
Non-commercial construction and land development	3,797	-	109	1	-	3,907
Residential mortgage	163,134	8,417	4,315	-	-	175,866
Revolving mortgage	48,057	2,003	984	-	-	51,044
Consumer	21,189	1,246	153	-	-	22,588
Total non-commercial	236,177	11,666	5,561	1	-	253,405
Total loans receivable	$ 374,140	$ 34,584	$ 23,972	$ 2	$ 569	$ 433,267

* Items included in the "Loss" column are fully reserved.

4. LOANS RECEIVABLE (Continued)

Loans receivable by segment, class, and delinquency status follow:

(in thousands)	Past Due 31-89 Days	Past Due 90 Days or More	Past Due Total	Current	Total Loans
December 31, 2012					
Commercial:					
Commercial construction and land development	$ 16	$ 40	$ 56	$ 5,105	$ 5,161
Commercial mortgage	393	-	393	138,411	138,804
Commercial and industrial	135	114	249	10,844	11,093
Total commercial	544	154	698	154,360	155,058
Non-commercial:					
Non-commercial construction and land development	-	-	-	3,729	3,729
Residential mortgage	875	808	1,683	161,888	163,571
Revolving mortgage	203	60	263	47,958	48,221
Consumer	492	28	520	17,032	17,552
Total non-commercial	1,570	896	2,466	230,607	233,073
Total loans receivable	$ 2,114	$ 1,050	$ 3,164	$ 384,967	$ 388,131
December 31, 2011					
Commercial:					
Commercial construction and land development	$ 363	$ 6,251	$ 6,614	$ 15,761	$ 22,375
Commercial mortgage	-	833	833	139,114	139,947
Commercial and industrial	2,177	506	2,683	14,857	17,540
Total commercial	2,540	7,590	10,130	169,732	179,862
Non-commercial:					
Non-commercial construction and land development	-	110	110	3,797	3,907
Residential mortgage	1,426	1,922	3,348	172,518	175,866
Revolving mortgage	751	407	1,158	49,886	51,044
Consumer	939	27	966	21,622	22,588
Total non-commercial	3,116	2,466	5,582	247,823	253,405
Total loans receivable	$ 5,656	$ 10,056	$ 15,712	$ 417,555	$ 433,267

4. LOANS RECEIVABLE (Continued)

The recorded investment in loans, by segment and class, that are not accruing interest or are 90 days or more past due and still accruing interest follow:

(in thousands)	December 31, 2012		December 31, 2011	
	Nonaccruing	Past Due 90 Days or More and Still Accruing	Nonaccruing	Past Due 90 Days or More and Still Accruing
Commercial:				
Commercial construction and land development	$ 40	$ -	$ 14,695	$ -
Commercial mortgage	-	-	833	-
Commercial and industrial	114	-	2,595	-
Total commercial	154	-	18,123	-
Non-commercial:				
Non-commercial construction and land development	-	-	110	-
Residential mortgage	808	-	1,922	-
Revolving mortgage	155	-	440	-
Consumer	34	-	27	-
Total non-commercial	997	-	2,499	-
Total loans receivable	$ 1,151	$ -	$ 20,622	$ -

The Bank services loans for Habitat for Humanity of Western North Carolina as an in kind donation. The balances of these loans were $13.3 million and $12.3 million at December 31, 2012 and December 31, 2011, respectively.

5. ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses by segment follows:

(in thousands)	Commercial	Non-Commercial	Total
Year Ended December 31, 2012			
Balance at beginning of period	$ 6,625	$ 4,002	$ 10,627
Provision for loan losses	1,661	39	1,700
Charge-offs	(3,447)	(548)	(3,995)
Recoveries	21	160	181
Balance at end of period	$ 4,860	$ 3,653	$ 8,513
Year Ended December 31, 2011			
Balance at beginning of period	$ 7,658	$ 5,018	$ 12,676
Provision for loan losses	2,906	879	3,785
Charge-offs	(4,033)	(2,101)	(6,134)
Recoveries	94	206	300
Balance at end of period	$ 6,625	$ 4,002	$ 10,627

An analysis of the allowance for loan losses follows:

(in thousands)	
Year Ended December 31, 2010	
Balance at beginning of period	$ 8,994
Provision for loan losses	22,419
Charge-offs	(18,864)
Recoveries	127
Balance at end of period	$ 12,676

5. ALLOWANCE FOR LOAN LOSSES (Continued)

The ending balances of loans and the related allowance, by segment and class, follows:

(in thousands)	Allowance for Loan Losses			Total Loans Receivable		
	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated	Total	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated	Total
December 31, 2012						
Commercial:						
Commercial construction and land development	$ 14	$ 146	$ 160	$ 184	$ 4,977	$ 5,161
Commercial mortgage	633	3,477	4,110	3,673	135,131	138,804
Commercial and industrial	84	506	590	375	10,718	11,093
Total commercial	731	4,129	4,860	4,232	150,826	155,058
Non-commercial:						
Non-commercial construction and land development	-	243	243	-	3,729	3,729
Residential mortgage	150	1,691	1,841	2,836	160,735	163,571
Revolving mortgage	114	1,009	1,123	208	48,013	48,221
Consumer	-	446	446	-	17,552	17,552
Total non-commercial	264	3,389	3,653	3,044	230,029	233,073
Total loans receivable	$ 995	$ 7,518	$ 8,513	$ 7,276	$ 380,855	$ 388,131
December 31, 2011						
Commercial:						
Commercial construction and land development	$ 709	$ 690	$ 1,399	$ 17,305	$ 5,070	$ 22,375
Commercial mortgage	70	4,426	4,496	1,426	138,521	139,947
Commercial and industrial	1	729	730	507	17,033	17,540
Total commercial	780	5,845	6,625	19,238	160,624	179,862
Non-commercial:						
Non-commercial construction and land development	1	188	189	116	3,791	3,907
Residential mortgage	231	1,894	2,125	4,378	171,488	175,866
Revolving mortgage	-	1,092	1,092	300	50,744	51,044
Consumer	-	596	596	-	22,588	22,588
Total non-commercial	232	3,770	4,002	4,794	248,611	253,405
Total loans receivable	$ 1,012	$ 9,615	$ 10,627	$ 24,032	$ 409,235	$ 433,267

5. ALLOWANCE FOR LOAN LOSSES (Continued)

Impaired loans and the related allowance, by segment and class, follows:

		Recorded Investment			
(in thousands)	Unpaid Principal Balance	With a Recorded Allowance	With No Recorded Allowance	Total	Related Recorded Allowance
December 31, 2012					
Commercial:					
Commercial construction and land development	$ 225	$ 144	$ 40	$ 184	$ 14
Commercial mortgage	3,673	3,146	527	3,673	633
Commercial and industrial	748	249	126	375	84
Total commercial	4,646	3,539	693	4,232	731
Non-commercial:					
Residential mortgage	2,978	1,747	1,089	2,836	150
Revolving mortgage	211	208	-	208	114
Total non-commercial	3,189	1,955	1,089	3,044	264
Total impaired loans	$ 7,835	$ 5,494	$ 1,782	$ 7,276	$ 995
December 31, 2011					
Commercial:					
Commercial construction and land development	$ 19,183	$ 12,868	$ 4,437	$ 17,305	$ 709
Commercial mortgage	2,124	521	905	1,426	70
Commercial and industrial	1,509	147	360	507	1
Total commercial	22,816	13,536	5,702	19,238	780
Non-commercial:					
Non-commercial construction and land development	195	116	-	116	1
Residential mortgage	4,888	2,977	1,401	4,378	231
Revolving mortgage	300	-	300	300	-
Total non-commercial	5,383	3,093	1,701	4,794	232
Total impaired loans	$ 28,199	$ 16,629	$ 7,403	$ 24,032	$ 1,012

5. ALLOWANCE FOR LOAN LOSSES (Continued)

The average recorded investment in impaired loans and interest income recognized on impaired loans follows:

	Year Ended December 31,					
	2012		2011		2010	
(in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Commercial:						
Commercial construction and land development	$ 12,496	$ 3	$ 16,668	$ 303	$ 17,171	$ 195
Commercial mortgage	4,422	118	4,108	78	12,674	322
Commercial and industrial	363	1	1,114	11	1,477	67
Total commercial	17,281	122	21,890	392	31,322	584
Non-commercial:						
Non-commercial construction and land development	19	-	2,308	63	1,414	32
Residential mortgage	3,520	101	5,655	141	7,967	236
Revolving mortgage	305	8	154	-	33	16
Total non-commercial	3,844	109	8,117	204	9,414	284
Total loans receivable	$ 21,125	$ 231	$ 30,007	$ 596	$ 40,736	$ 868

5. ALLOWANCE FOR LOAN LOSSES (Continued)

The following table summarizes the Bank's recorded investment in TDRs before and after their modifications during the periods indicated. The Bank did not restructure any loans during the three months ended December 31, 2012. The payment terms on two loans were extended during the year ended December 31, 2012, and the Bank reduced the interest rate below market levels on three loans during the year ended December 31, 2012. The Bank extended payment terms on no loans during the three months ended December 31, 2011 and on five loans during the year ended December 31, 2011 and allowed the payments on one loan to be reduced based on the principal remaining after a partial charge-off during the year ended December 31, 2011.

	Year Ended December 31, 2012			Year Ended December 31, 2011		
(dollars in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Below market interest rate						
Non-commercial:						
Residential mortgage	3	$ 897	$ 893	-	$ -	$ -
Total non-commercial	3	897	893	-	-	-
Total	3	$ 897	$ 893	-	$ -	$ -
Extended payment terms						
Commercial:						
Commercial construction and land development	1	$ 234	$ -	-	$ -	$ -
Commercial mortgage	1	3,196	3,146	-	-	-
Total commercial	2	3,430	3,146	-	-	-
Non-commercial:						
Non-commercial construction and land development	-	-	-	1	1,750	-
Residential mortgage	-	-	-	4	622	620
Total non-commercial	-	-	-	5	2,372	620
Total	2	$ 3,430	$ 3,146	5	$ 2,372	$ 620
Forgiveness of principal						
Commercial:						
Commercial and industrial	-	$ -	$ -	1	$ 503	$ 139
Total commercial	-	-	-	1	503	139
Total	-	$ -	$ -	1	$ 503	$ 139
Total	5	$ 4,327	$ 4,039	6	$ 2,875	$ 759

The following table presents loans that were modified as TDRs within the years ended December 31, 2012 and 2011 that stopped performing in accordance with their modified terms during the periods indicated. During the year ended December 31, 2012, one loan modified as a TDR stopped performing and its collateral was moved into foreclosed properties. No loans stopped performing during the fourth quarter of 2012. During the year ended December 31, 2011, one loan modified as a TDR stopped performing and its collateral was moved into foreclosed properties. No loans stopped performing during the fourth quarter of 2011.

5. ALLOWANCE FOR LOAN LOSSES (Continued)

(dollars in thousands)	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Extended payment terms				
Commercial:				
Commercial construction and land development	1	$ -	-	$ -
Total commercial	1	-	-	-
Total	1	$ -	-	$ -
Forgiveness of principal				
Commercial:				
Commercial and industrial	-	$ -	1	$ 139
Total commercial	-	-	1	139
Total	-	$ -	1	$ 139

In the determination of the allowance for loan losses, management considers TDRs on commercial loans, and the subsequent nonperformance in accordance with their modified terms, by measuring impairment on a loan-by-loan basis based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The Bank's loans that were considered to be troubled debt restructurings follow:

(in thousands)	December 31, 2012	December 31, 2011
Nonperforming restructured loans	$ 114	$ 13,097
Performing restructured loans	5,065	1,142
Total	$ 5,179	$ 14,239

6. PREMISES AND EQUIPMENT

A summary of Bank premises and equipment, and related depreciation expense, follows:

(in thousands)	December 31, 2012	December 31, 2011
Land	$ 3,395	$ 3,407
Office buildings and improvements	15,409	15,732
Furniture, fixtures, equipment and auto	7,684	8,386
Total	26,488	27,525
Less - accumulated depreciation	(13,182)	(13,472)
Premises and equipment, net	$ 13,306	$ 14,053

(in thousands)	Year Ended December 31, 2012	2011	2010
Depreciation expense	$ 1,192	$ 1,225	$ 1,231

7. DEPOSIT ACCOUNTS

The Bank's deposit accounts are summarized as follows:

(in thousands)	December 31, 2012	December 31, 2011
Noninterest-bearing demand accounts	$ 65,295	$ 54,102
NOW accounts	141,276	132,812
Money market accounts	152,838	137,901
Savings accounts	29,686	24,880
Certificate accounts	189,204	258,541
Total deposits	$ 578,299	$ 608,236

The scheduled maturities of certificate of deposit accounts follow:

(in thousands)	December 31, 2012	December 31, 2011
2012	$ -	$ 187,225
2013	98,815	46,616
2014	48,059	18,446
2015	33,016	3,194
2016	4,657	3,036
2017	4,657	24
Total	$ 189,204	$ 258,541

Additional certificate of deposit information (amounts included in the preceding tables)	2012	2011
Aggregate certificate of deposit accounts of $100,000 or more	$ 58,338	$ 89,098
Brokered certificate of deposit accounts	$ 16,376	$ 15,359

Deposit interest expense follows for the periods indicated:

(in thousands)	Year Ended December 31, 2012	2011	2010
NOW accounts	$ 526	$ 934	$ 1,780
Savings accounts	45	72	70
Money market accounts	473	721	1,046
Certificate accounts	3,059	4,495	6,128
Total deposits	$ 4,103	$ 6,222	$ 9,024

8. OVERNIGHT AND SHORT-TERM BORROWINGS

Overnight and short-term borrowings follow:

(in thousands)	December 31, 2012	December 31, 2011
Securities sold under agreements to repurchase	$ 411	$ 758
Total overnight and short-term borrowings	$ 411	$ 758
Total available credit under federal funds borrowing agreements	$ 49,636	$ 55,335

The Bank has a federal funds borrowing agreement with the Federal Reserve Bank whereby any borrowings under the agreement are secured by qualifying assets pledged by the Bank.

9. ADVANCES FROM THE FEDERAL HOME LOAN BANK

The Bank has established a line of credit borrowing arrangement with the FHLB of Atlanta. Available credit under this commitment was $56.3 million at December 31, 2012 and $50.9 million at December 31, 2011. As security for advances, the Bank, under a blanket-floating lien, is required to maintain qualifying mortgages with unpaid principal balances, when discounted at 75% of the unpaid principal balances, equal to at least 100% of its outstanding advances. All stock in the FHLB of Atlanta is also pledged to secure these advances.

Maturities, conversion dates, and interest rates on outstanding FHLB of Atlanta advances follow:

(dollars in thousands)

Maturity Date	Date Convertible by FHLB to Variable Rate	Interest Rate	December 31, 2012	December 31, 2011
March 13, 2017	March 13, 2013 (1)	4.09%	$ 10,000	$ 10,000
March 13, 2017	March 13, 2013 (1)	4.20%	10,000	10,000
March 20, 2017	March 20, 2013 (1)	3.99%	10,000	10,000
June 29, 2017	March 29, 2012 (1)	4.46%	-	10,000
September 11, 2017	March 12, 2013 (1)	3.45%	10,000	10,000
September 17, 2018	September 17, 2013 (2)	3.65%	10,000	10,000
Total FHLB advances			$ 50,000	$ 60,000

(1) FHLB has the option to convert the advance to a variable rate each quarter until maturity.
(2) FHLB has the option to convert the advance to a variable rate only on the date indicated.

If the FHLB of Atlanta exercises its conversion option, the Bank can accept the new terms or repay the advance without any prepayment penalty. These advance agreements also contain prepayment penalty provisions for early repayments if current advance rates are lower than the interest rates on the advances being repaid.

The Bank had outstanding irrevocable letters of credit totaling $2.0 million and $1.5 million from the FHLB of Atlanta at December 31, 2012 and December 31, 2011, respectively, used to secure uninsured deposits placed with the Bank by state and local governments and their political subdivisions, to the extent required by law.

10. INCOME TAXES

Components of the income tax provision follows:

(in thousands)	Year Ended December 31, 2012	2011	2010
Current:			
Federal	$ 25	$ 126	$ (2,528)
Total current expense (benefit)	25	126	(2,528)
Deferred:			
Federal	172	337	(2,424)
State	105	125	(1,122)
Total deferred expense (benefit)	277	462	(3,546)
Total income tax provision (benefit)	$ 302	$ 588	$ (6,074)
Increases (decreases) in deferred tax assets (liabilities) allocated to other comprehensive income related to:			
Unrealized (gains) losses on securities available for sale	$ 547	$ (2,099)	$ 457
Qualified and non-qualified pension plan liability adjustments	575	525	392
Total	$ 1,122	$ (1,574)	$ 849

10. INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gave rise to the Bank's deferred income tax assets and liabilities follows:

(in thousands)	December 31, 2012	December 31, 2011
Deferred tax assets relating to:		
Deferred loan fees	$ 158	$ 148
Deferred compensation	418	376
Non-accrual interest, book versus tax	9	11
Accrued vacation	219	203
Allowance for loan losses	3,282	4,097
Pension liabilities and prepayments	3,103	2,528
Net operating/net economic loss carry forward	1,150	1,212
Loss reserve on foreclosed real estate	1,201	806
Deferred gain on sale of foreclosed real estate	4	4
Other	152	296
Total deferred tax assets	9,696	9,681
Deferred tax liabilities relating to:		
Original issue discount - loan fees	(531)	(556)
Property	(300)	(387)
Pension liabilities and prepayments	(1,287)	(1,462)
FHLB stock	(761)	(761)
Unrealized gain on securities available for sale	(1,253)	(1,800)
Other	(114)	(110)
Total deferred tax liabilities	(4,246)	(5,076)
Net recorded deferred tax assets	$ 5,450	$ 4,605

10. INCOME TAXES (Continued)

Income taxes computed by applying the federal statutory income tax rate of 34% to income before income taxes differs from the actual income tax provision because of the following:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Income tax provision at statutory rate	$ 396	$ 604	$ (5,281)
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal effect	69	82	(741)
Other, net	(163)	(98)	(52)
Total	$ 302	$ 588	$ (6,074)

Retained earnings include approximately $7.2 million representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution or liquidation of the Bank's equity.

11. REGULATORY CAPITAL REQUIREMENTS

Capital Levels – The Company is a bank holding company regulated by the FRB and the NCCoB. The Bank is a state-chartered savings bank regulated by the FDIC and the NCCoB. Federal regulations require the maintenance of a minimum leverage ratio of qualifying total capital to total assets of four percent and a minimum ratio of qualifying total capital to risk-weighted assets of eight percent, of which at least four percent must be in the form of core capital. In addition, North Carolina regulations require North Carolina savings banks to maintain a ratio of qualifying total capital to total adjusted assets of five percent.

Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification also are subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 2012, the most recent regulatory reporting period, the Bank was well capitalized under the current regulatory framework. To be categorized as well capitalized, the Bank must maintain minimum total risk-based capital, Tier I leverage ratio, and Tier I risk adjusted capital as set forth in the table below.

11. REGULATORY CAPITAL REQUIREMENTS (Continued)

The following tables set forth actual and required regulatory capital amounts as of the periods indicated:

			Regulatory Requirements			
	Actual		Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
ASB Bancorp, Inc.						
December 31, 2012						
Tier I leverage capital	$ 112,508	14.69%	$ 30,632	4.00%	$ 38,290	5.00%
Tier I risk-based capital	112,508	27.72%	16,237	4.00%	24,356	6.00%
Total risk-based capital	117,638	28.98%	32,475	8.00%	40,594	10.00%
December 31, 2011						
Tier I leverage capital	$ 114,757	14.30%	$ 32,098	4.00%	$ 40,122	5.00%
Tier I risk-based capital	114,757	27.52%	16,678	4.00%	25,017	6.00%
Total risk-based capital	120,050	28.79%	33,356	8.00%	41,694	10.00%
Asheville Savings Bank, S.S.B.						
December 31, 2012						
Tier I leverage capital	$ 90,388	12.06%	$ 29,983	4.00%	$ 37,479	5.00%
Tier I risk-based capital	90,388	22.35%	16,174	4.00%	24,262	6.00%
Total risk-based capital	95,498	23.62%	32,349	8.00%	40,436	10.00%
NC Savings Bank capital	98,914	13.48%	36,680	5.00%	n/a	n/a
December 31, 2011						
Tier I leverage capital	$ 88,897	11.09%	$ 32,063	4.00%	$ 40,079	5.00%
Tier I risk-based capital	88,897	21.35%	16,658	4.00%	24,988	6.00%
Total risk-based capital	94,193	22.62%	33,317	8.00%	41,646	10.00%
NC Savings Bank capital	99,538	12.67%	39,292	5.00%	n/a	n/a

A reconciliation of GAAP equity and regulatory capital amounts follows:

	ASB Bancorp December 31,		Asheville Savings Bank December 31,	
(in thousands)	2012	2011	2012	2011
Total GAAP equity	$ 111,529	$ 115,571	$ 89,372	$ 89,721
Accumulated other comprehensive income, net of tax	3,067	1,329	3,104	1,319
Disallowed deferred tax assets	(2,088)	(2,143)	(2,088)	(2,143)
Tier I capital	112,508	114,757	90,388	88,897
Unrealized gains on available for sale equity securities	13	14	13	14
Allowable portion of allowance for loan losses	5,117	5,279	5,097	5,282
Total risk-based capital	$ 117,638	$ 120,050	95,498	94,193
Disallowed portion of allowance for loan losses	n/a	n/a	3,416	5,345
NC Savings Bank capital	n/a	n/a	$ 98,914	$ 99,538

12. BENEFIT PLANS

Defined Benefit Plans – The Bank has a Qualified defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during employment. The Bank's funding policy is based on actuarially determined amounts. Prior service costs are amortized using the straight line method. Contributions are intended to provide for not only benefits attributed to service to date but also for those expected to be earned in the future. In addition, the Bank also has a Non-qualified plan covering certain officers whose benefit under the Qualified plan would be reduced as a result of Internal Revenue Code limitations. The Non-qualified plan is an unfunded plan and any benefits payable shall be paid from the general assets of the Bank.

Effective April 1, 2013, the Board of Directors amended the Bank's Qualified and Non-qualified pension plans (the "Plans") to curtail or eliminate benefits under the plans for services to be performed in future periods.

Effective January 1, 2010, the Board of Directors amended the Bank's Qualified and Non-qualified pension plans to reduce the projected benefit obligations under the plans for services to be performed in future periods.

Effective December 31, 2009, benefits under the Bank's Plans were reduced with respect to existing employees and no new participants were allowed to enter the Plans after the effective date.

The following tables set forth the status of both the Qualified and the Non-qualified Plans using measurement dates of December 31, 2012 and 2011:

	Non-qualified		Qualified	
(in thousands)	2012	2011	2012	2011
Change in Benefit Obligation				
Projected benefit obligation at beginning of year	$ 1,196	$ 1,152	$ 18,772	$ 17,042
Service cost	3	5	135	169
Interest cost	54	58	946	922
Actuarial loss	140	49	2,312	1,244
Benefits paid	(68)	(68)	(616)	(605)
Projected benefit obligation at end of year	$ 1,325	$ 1,196	$ 21,549	$ 18,772
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ 17,197	$ 17,279
Actual return on plan assets	-	-	1,431	523
Employer contribution	68	68	145	-
Benefits paid	(68)	(68)	(616)	(605)
Fair value of plan assets at end of year	$ -	$ -	$ 18,157	$ 17,197

12. BENEFIT PLANS (Continued)

(in thousands)	Non-qualified 2012	Non-qualified 2011	Qualified 2012	Qualified 2011
Net Amount Recognized				
Funded status	$ (1,576)	$ (1,196)	$ (3,393)	$ (1,575)
Unrecognized net actuarial loss	495	374	8,053	6,760
Unrecognized prior service credit	(34)	(46)	(465)	(531)
Net amount recognized	$ (1,115)	$ (868)	$ 4,195	$ 4,654
Amounts Recognized in Balance Sheets				
Pension obligation	$ (1,576)	$ (1,196)	$ (3,393)	$ (1,575)
Amounts Recognized in Accumulated Other Comprehensive Income				
Net actuarial loss	$ 495	$ 374	$ 8,053	$ 6,760
Prior service credit	(34)	(46)	(465)	(531)
Accumulated other comprehensive loss	$ 461	$ 328	$ 7,588	$ 6,229
Expected to be Amortized from Accumulated Other Comprehensive Income Over Next Twelve Months				
Net actuarial loss	$ 37	$ 24	$ 621	$ 508
Prior service credit	(11)	(11)	(66)	(66)

Net periodic benefit cost related to defined benefit plans included the following components for the periods indicated:

(in thousands)	Year Ended December 31, 2012	2011	2010
Non-Qualified Defined Benefit Plan			
Components of Net Periodic Benefit Costs			
Service cost	$ 3	$ 5	$ 5
Interest cost	54	58	61
Amortization of prior service credit	(11)	(11)	(11)
Amortization of net loss	18	22	31
Net periodic benefit cost	$ 64	$ 74	$ 86
Qualified Defined Benefit Plan			
Components of Net Periodic Benefit Costs			
Service cost	$ 135	$ 169	$ 156
Interest cost	946	922	906
Expected return on plan assets	(932)	(933)	(896)
Amortization of prior service credit	(66)	(66)	(66)
Amortization of net loss	519	396	269
Net periodic benefit cost	$ 602	$ 488	$ 369

12. BENEFIT PLANS (Continued)

(in thousands)	Non-qualified		Qualified	
	2012	2011	2012	2011
Additional Information				
Accumulated benefit obligation	$ 1,322	$ 1,194	$ 21,470	$ 18,725
Increase in minimum liability included in other comprehensive income	$ -	$ -	$ -	$ -

Assumptions used in accounting for the defined benefit plans follow:

	Non-qualified		Qualified	
	2012	2011	2012	2011
Weighted Average Assumptions Used to Determine Benefit Obligations at Year-End				
Discount rate	3.98%	4.91%	4.34%	5.11%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%
Weighted Average Assumptions Used to Determine Net Period Benefit Cost for the Year				
Discount rate	4.91%	5.20%	5.11%	5.50%
Expected long-term return on plan assets	n/a	n/a	5.50%	5.50%
Rate of compensation increase	3.50%	6.00%	3.50%	6.00%

	Qualified	
	2012	2011
Asset Allocation		
Actual Percentage of Plan Assets		
Equity securities	0%	0%
Debt securities	100%	100%
Total	100%	100%
Target Allocation		
Equity securities	20%	0%
Debt securities	80%	100%
Total	100%	100%

12. BENEFIT PLANS (Continued)

Investment Policy and Strategy – Qualified Plan
The policy, as established by the Pension Committee, is to provide for preservation of capital by investing assets per the target allocations stated above, which from time to time may be amended to include investments in equity securities. The assets will be reallocated quarterly to meet the above target allocations. The investment policy will be reviewed on a quarterly basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

Determination of Expected Long-Term Rate of Return
The expected long-term rate of return for the plan's total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 7% to 9% over a full market cycle of 5-7 years, while cash and fixed income securities are expected to return 1% to 7%. Based on historical experience, the Pension Committee expects that the Plan's asset managers will provide a premium of approximately 0.40% per annum to their respective market benchmark indices.

Cash Flows
The expected contribution to the Non-qualified Plan for the year ending December 31, 2013 is $70,492. The Bank does not expect to make a Qualified Plan contribution in 2013.

The following benefit payments reflecting expected future service are expected to be paid as follows:

(in thousands)	Non-Qualified	Qualified
Fiscal Year Ending December 31,		
2013	$ 70	$ 747
2014	70	840
2015	70	880
2016	70	914
2017	70	979
2018 – 2022	377	5,535

401(k) Plan – The Bank sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code, and the Plan covers substantially all employees. The Bank's matching contribution is equal to 100% of the first 3% of each employee's compensation for the plan year, plus 50% of the employee's deferral contributions in excess of 3% but not in excess of 5% of the employee's compensation for the plan year.

Matching contributions to the Bank's defined contribution plan under Section 401(k) of the Internal Revenue Code were as follows for the periods indicated:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Contributions to defined contribution plan	$ 209	$ 190	$ 178

12. BENEFIT PLANS (Continued)

Deferred Compensation Plan – The Bank has adopted a non-qualified Directors and Officers Deferral Plan (the "D&O Plan") under which designated executive officers and directors can defer compensation and board/committee meeting fees into the D&O Plan which contains certain investment elections approved by the Bank's Compensation Committee and selected by the D&O Plan's Participants, including the option to invest in the Company's common stock. All D&O Plan Participants are 100% vested in their account balances at all times. Executive officers must first maximize their participation in the Bank's qualified 401K Plan and can defer no less than five percent (5%) of compensation. No Participant may defer more than one hundred percent (100%) of fees and compensation. The Bank may, at its discretion, make matching contributions to the D&O Plan but has heretofore not elected to do so. The D&O Plan has been amended to comply with Section 409A of the Internal Revenue Code. The Bank's assets under the D&O Plan equal its liabilities, which were $1,081,000 at December 31, 2012 and $972,000 at December 31, 2011.

Stock-Based Deferral Plan – The Bank adopted a non-qualified Stock-Based Deferral Plan to facilitate the investment of D&O Plan funds in the Company's common stock as elected by D&O Plan participants.

Employee Stock Ownership Plan – In conjunction with the initial public offering, the Company established an ESOP to provide eligible employees the opportunity to own Company stock. The Company provided a loan to the ESOP in the amount of $4,468,000, which was used to purchase 446,764 shares of the Company's common stock at a price of $10.00 per share in the Company's initial public offering. The loan bears a fixed interest rate of 3.25% and provides for annual payments of interest and principal over the 15 year term of the loan.

At December 31, 2012, the remaining principal balance on the ESOP debt is payable as follows:

(in thousands)	Amount
Principal amounts due on December 31,	
2013	$ 262
2014	270
2015	279
2016	288
2017	298
Thereafter	2,757
Total	$ 4,154

The Bank is committed to make contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account until released for allocation to the participants, as principal and interest payments are made by the ESOP to the Company.

Shares released are allocated to each eligible participant based on the ratio of each participant's compensation, as defined in the ESOP, to the total compensation of all eligible plan participants. Forfeited shares shall be reallocated among other participants in the Plan. At the discretion of the Bank, cash dividends, when paid on allocated shares, will be distributed to participants' accounts or used to repay the principal and interest on the ESOP loan used to acquire Company stock on which dividends were paid. Cash dividends on unallocated shares will be used to repay the outstanding debt of the ESOP.

12. BENEFIT PLANS (Continued)

Shares held by the ESOP include the following:

(dollars in thousands)	December 31, 2012	2011
Allocated ESOP shares	7,350	7,350
ESOP shares committed to be released	31,387	-
Unallocated ESOP shares	408,027	439,414
Total ESOP shares	446,764	446,764
Fair value of unallocated ESOP shares	$ 6,251	$ 5,141

As ESOP shares are earned by the participants, the Company recognizes compensation expense equal to the fair value of the earned ESOP shares during the periods in which they become committed to be released. Total expense recognized in connection with the ESOP was as follows:

(in thousands)	Year Ended December 31, 2012	2011	2010
ESOP expense	$ 439	$ 86	$ -

13. COMMITMENTS AND CONTINGENCIES

Loan Commitments - The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recorded in the accompanying consolidated balance sheets. Such financial instruments are recorded when they are funded.

The Bank's exposure to credit loss in the event of nonperformance by the counterparty to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

13. COMMITMENTS AND CONTINGENCIES (Continued)

The Bank's commitments to extend or originate credit and under standby letters of credit follow:

(in thousands)	December 31, 2012	December 31, 2011
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend or originate credit	$ 144,733	$ 117,446
Commitments under standby letters of credit	156	135
Total	$ 144,889	$ 117,581

The Bank renegotiated the operating lease for the operations center location to include additional space. This lease commenced May 1, 2007 with an original term of ten years. The lease has four five-year renewal options with predetermined rates per square foot rented. The Bank also renegotiated an operating lease for a parking lot for a three-year term, with no renewal options. A new lease for land in Fletcher, North Carolina commenced on February 1, 2007 with an initial term of 20 years. The lease has renewal options of four consecutive renewal periods of five years each. The monthly payments are subject to adjustment every 60 months based on the increase of the Consumer Price Index.

Future minimum lease payments under these leases are as follows:

(in thousands)	December 31, 2012
2013	$ 362
2014	362
2015	362
2016	362
2017	161
Thereafter	550
Total	$ 2,159

Total rental expense related to operating leases follows:

(in thousands)	Year Ended December 31, 2012	2011	2010
Rental expense	$ 361	$ 355	$ 364

Concentrations of Credit Risk - The Bank's primary market area consists of Buncombe, Henderson, McDowell, Transylvania and Madison counties of North Carolina. The majority of the Bank's loans are residential mortgage loans and commercial real estate loans. The Bank's policy generally will allow residential mortgage loans up to 80% of the value of the real estate that is pledged as collateral or up to 95% with private mortgage insurance and commercial real estate loans up to 85% of the value of the real estate that serves as collateral to secure the loan.

13. COMMITMENTS AND CONTINGENCIES (Continued)

Interest Rate Risk - The Bank's profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, the Bank's interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. The Bank's interest-earning assets consist primarily of long-term, fixed-rate mortgage loans, adjustable rate mortgage loans and investments that typically adjust more slowly to changes in interest rates than its interest-bearing liabilities, which are primarily term deposits. Accordingly, the Bank's earnings are usually adversely affected during periods of rising interest rates and positively impacted during periods of declining interest rates. However, based on the results of the Bank's interest rate risk simulation model, which management believes accurately reflects the extraordinary stress currently existing in the financial markets with respect to potential margin compression resulting from the Bank's difficulty in reducing its cost of funds further in this competitive pricing environment, the Bank's earnings may well be adversely affected if interest rates decline further. Such a decline in rates could result from, among other things, the Federal Reserve Board's purchase of government securities and/or mortgage-backed securities in an effort to further stimulate the economy. Accordingly, the Bank is currently the beneficiary of a stable rate environment and is carefully monitoring, through its Asset/Liability management process, the competitive landscape related to interest rates as well as various economic indicators in order to optimally position the Bank in terms of changes in interest rates.

Litigation - The Bank is periodically involved in legal actions in the normal course of business. The Bank is not a party to any pending legal proceedings that the Bank's management believes would have a material adverse effect on the Bank's financial condition, results of operations, or cash flows.

Investment Commitments - During 2012, the Bank indicated its intent to enter into an agreement to invest $2.0 million as a limited partner in a Small Business Investment Company. The Bank anticipates its first capital investment will be in 2013. This investment will be recognized using the cost method and will be included in "other assets" on the balance sheet.

14. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820: *Fair Value Measurements and Disclosures* ("FASB ASC Topic 820") requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non- recurring basis are discussed below. The estimated fair value amounts shown below have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or valuation methodologies could have a material effect on the estimated fair value amounts.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no highly liquid market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.

The fair value estimates presented below are based on pertinent information available to management as of December 31, 2012 and December 31, 2011. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since the dates presented herein and, therefore, current estimates of fair value may differ significantly from the amounts presented.

The fair value measurement and disclosure guidance contained in FASB ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

The fair values of Level 1 assets are determined by quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury debt securities.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, SBA asset-backed securities, securities issued by state and local governments, and corporate debt securities.

14. FAIR VALUE MEASUREMENTS (Continued)

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, mortgage loans held for sale, loans receivable held for investment, accrued interest receivable and payable, time deposits, repurchase agreements, and FHLB advances.

The methodologies for estimating fair values of financial assets and financial liabilities were determined as discussed below. The estimated fair value approximates carrying value for cash and cash equivalents, accrued interest, Federal Home Loan Bank Stock and demand deposits.

Investment Securities – Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is primarily based upon quoted prices of like or similar securities, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The fair values of investments in mutual funds are determined by quoted prices and are included as recurring Level 1 assets. The fair values of investments in securities issued by U.S. GSE's, asset-backed securities issued by the SBA, residential mortgage-backed securities issued by U.S. GSE's, and securities issued by state and local governments are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions and are included as recurring Level 2 assets.

Loans Held for Sale –Loans held for sale are residential mortgages carried at the lower of cost or market value. The market values of loans held for sale are based on what mortgage buyers are currently offering on a "best efforts" basis to buy the loans. As such, mortgages held for sale are classified as nonrecurring Level 2 assets.

Loans Receivable – For variable rate loans, carrying value is a reasonable estimate of fair value. For fixed rate loans, fair values are estimated based on discounted future cash flows using the current interest rates at which loans with similar terms would be made to borrowers of similar credit quality. Valuation adjustments are made for credit risk, which are represented by the allowance for loan losses, but do not include adjustments for illiquidity or other market risks.

The Bank does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with the accounting guidance contained in FASB ASC Topic 310: *Receivables* ("FASB ASC Topic 310"). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value, or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with the fair value measurement and disclosure guidance contained in FASB ASC Topic 820, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy.

14. FAIR VALUE MEASUREMENTS (Continued)

When the fair value of the collateral is based on an observable market price or a current appraised value, the impaired loan is recorded as nonrecurring Level 2 assets. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the impaired loan as nonrecurring Level 3 assets.

Accrued Interest Receivable and Payable – The carrying amount is a reasonable estimate of fair value.

Deferred Compensation Assets – Assets include debt and equity securities that are traded in an active exchange market. Fair values are obtained from quoted prices in active markets for identical assets.

Demand and Savings Deposits – By definition, the carrying values are equal to the fair values.

Time Deposits and Repurchase Agreements – Fair value of fixed maturity certificates of deposit is estimated using the FHLB Rate Curve for similar remaining maturities. Fair value of repurchase agreements is estimated using the borrowing rate for overnight borrowings.

Federal Home Loan Bank Advances – The fair value of Federal Home Loan Bank advances is estimated using the rates currently offered for advances of similar remaining maturities.

Deferred Compensation Liabilities – Fair values are measured based on the fair values of the related deferred compensation assets.

Defined Benefit Plan Assets – The Nonqualified Defined Benefit Plan had no plan assets because it was not funded. The assets of the Qualified Defined Benefit Plan, which are invested in interest-bearing depository accounts and money market and debt security mutual funds, are included at fair value in the Qualified Plan's separate financial statements. Fair value measurement is based upon quoted prices of like or similar securities. The fair values of the Plan's investments in interest-bearing depository accounts and money market and debt security mutual funds are determined by quoted prices and are included as recurring Level 1 assets.

Foreclosed Properties – Foreclosed properties are measured and recorded at the lower of cost or estimated fair value. The fair value of foreclosed properties is measured using the current appraised value of the property less the estimated expenses necessary to sell the property. Foreclosed properties are classified as nonrecurring Level 3 assets.

14. FAIR VALUE MEASUREMENTS (Continued)

The estimated fair values and carrying amounts of financial instruments follow:

	Fair Value Measurement Using				Total Carrying Amount in Balance Sheet
(in thousands)	Level 1	Level 2	Level 3	Estimated Fair Value	
December 31, 2012					
Financial assets:					
Cash and cash equivalents	$ 47,390	$ -	$ -	$ 47,390	$ 47,390
Securities available for sale	739	237,997	-	238,736	238,736
Securities held to maturity	-	5,182	-	5,182	4,649
Investments in FHLB stock	-	-	3,429	3,429	3,429
Loans held for sale	-	9,905	-	9,905	9,759
Loans receivable, net	-	-	382,428	382,428	379,208
Accrued interest receivable	-	-	2,764	2,764	2,764
Deferred compensation assets	1,081	-	-	1,081	1,081
Financial liabilities:					
Demand deposits	-	-	389,095	389,095	389,095
Time deposits	-	-	189,755	189,755	189,204
Repurchase agreements	-	-	409	409	411
Federal Home Loan Bank Advances	-	-	56,905	56,905	50,000
Deferred compensation liabilities	1,081	-	-	1,081	1,081
Accrued interest payable	-	-	127	127	127
Financial instruments whose contract amounts represent credit risk:					
Commitments to extend or originate credit	-	-	-	-	-
Commitments under standby letters of credit	-	-	-	-	-

14. FAIR VALUE MEASUREMENTS (Continued)

(in thousands)	Fair Value Measurement Using				Total Carrying Amount in Balance Sheet
	Level 1	Level 2	Level 3	Estimated Fair Value	
December 31, 2011					
Financial assets:					
Cash and cash equivalents	$ 72,327	$ -	$ -	$ 72,327	$ 72,327
Securities available for sale	712	243,151	-	243,863	243,863
Securities held to maturity	-	5,753	-	5,753	5,218
Investments in FHLB stock	-	-	3,870	3,870	3,870
Loans held for sale	-	6,689	-	6,689	6,590
Loans receivable, net	-	-	428,876	428,876	422,256
Accrued interest receivable	-	-	2,539	2,539	2,539
Deferred compensation assets	972	-	-	972	972
Financial liabilities:					
Demand deposits	-	-	349,695	349,695	349,695
Time deposits	-	-	260,466	260,466	258,541
Repurchase agreements	-	-	756	756	758
Federal Home Loan Bank Advances	-	-	68,641	68,641	60,000
Deferred compensation liabilities	972	-	-	972	972
Accrued interest payable	-	-	153	153	153
Financial instruments whose contract amounts represent credit risk:					
Commitments to extend or originate credit	-	-	-	-	-
Commitments under standby letters of credit	-	-	-	-	-

14. FAIR VALUE MEASUREMENTS (Continued)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets and liabilities measured at fair value on a recurring basis. There were no transfers to or from Levels 1 and 2 during the years ended December 31, 2012 and December 31, 2011.

(in thousands)	Fair Value Measurement Using			Total Carrying Amount in Statement of Financial Position	Assets/ Liabilities Measured at Fair Value
Description	Level 1	Level 2	Level 3		
December 31, 2012					
Securities available for sale:					
U.S. GSE and agency securities	$ -	$ 12,247	$ -	$ 12,247	$ 12,247
Asset-backed SBA securities	-	70,411	-	70,411	70,411
Residential mortgage-backed securities issued by GSE's	-	106,687	-	106,687	106,687
State and local government securities	-	48,652	-	48,652	48,652
Mutual funds	739	-	-	739	739
Total	$ 739	$ 237,997	$ -	$ 238,736	$ 238,736
Defined benefit plan assets:					
Cash and cash equivalents	$ 5,837	$ -	$ -		
Money market mutual funds	225	-	-		
Debt security mutual funds	12,095	-	-		
Total	$ 18,157	$ -	$ -		
December 31, 2011					
Securities available for sale:					
U.S. GSE and agency securities	$ -	$ 42,367	$ -	$ 42,367	$ 42,367
Asset-backed SBA securities	-	31,492	-	31,492	31,492
Residential mortgage-backed securities issued by GSE's	-	157,378	-	157,378	157,378
State and local government securities	-	11,914	-	11,914	11,914
Mutual funds	712	-	-	712	712
Total	$ 712	$ 243,151	$ -	$ 243,863	$ 243,863
Defined benefit plan assets:					
Cash and cash equivalents	$ 173	$ -	$ -		
Money market mutual funds	264	-	-		
Debt security mutual funds	16,760	-	-		
Total	$ 17,197	$ -	$ -		

14. FAIR VALUE MEASUREMENTS (Continued)

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

As may be required from time to time, certain assets may be recorded at fair value on a nonrecurring basis in accordance with U.S. GAAP. Assets measured at fair value on a nonrecurring basis are included in the table below.

(in thousands)	Fair Value Measurement Using			Total Carrying Amount in Statement of Financial Position	Assets/ Liabilities Measured at Fair Value
Description	Level 1	Level 2	Level 3		
December 31, 2012					
Impaired loans	$ -	$ -	$ 4,686	$ 4,686	$ 4,686
Foreclosed properties	-	-	19,411	19,411	19,411
December 31, 2011					
Impaired loans	$ -	$ -	$ 21,858	$ 21,858	$ 21,858
Foreclosed properties	-	-	8,125	8,125	8,125

15. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

The following financial information pertains to ASB Bancorp, Inc. (parent company only), and should be read in conjunction with the consolidated financial statements of the Company.

Condensed Balance Sheets

(in thousands)	December 31, 2012	December 31, 2011
Assets		
Cash on deposit with bank subsidiary	$ 1,997	$ 16,297
Interest-earning deposits with other financial institutions	8,345	2,998
Total cash and cash equivalents	10,342	19,295
Securities available for sale at fair value	7,576	2,080
ESOP loan receivable	4,154	4,407
Investment in bank subsidiary	89,372	89,721
Other assets	115	78
Total assets	$ 111,559	$ 115,581
Liabilities and Stockholders' Equity		
Other liabilities	$ 30	$ 10
Total liabilities	30	10
Total stockholders' equity	111,529	115,571
Total liabilities and stockholders' equity	$ 111,559	$ 115,581

15. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

Condensed Statements of Net Income

(in thousands)	Year Ended December 31, 2012	2011
Interest and dividend income	$ 304	$ 33
Interest expense	-	-
Net interest income	304	33
Noninterest income	-	-
Noninterest expenses	516	118
Loss before income taxes and equity in undistributed income of bank subsidiary	(212)	(85)
Income tax benefit	(72)	(33)
Net loss before equity in undistributed income of bank subsidiary	(140)	(52)
Equity in undistributed income of bank subsidiary	1,002	1,239
Net income	$ 862	$ 1,187

15. CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (Continued)

Condensed Statements of Cash Flows

(in thousands)	Year Ended December 31, 2012	2011
Operating Activities		
Net income	$ 862	$ 1,187
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in undistributed income of bank subsidiary	(1,002)	(1,239)
Net amortization of premiums on securities	133	-
Increase in income tax receivable	(72)	(33)
Increase in interest receivable	(25)	(6)
Net change in other assets and liabilities	49	(22)
Net cash used in operating activities	(55)	(113)
Investing Activities		
Securities available for sale:		
Purchases	(7,615)	(2,098)
Principal repayments on mortgage-backed and asset-backed securities	2,065	-
Investment in bank subsidiary's common stock	-	(28,000)
ESOP loan	-	(4,468)
ESOP principal payments received	253	61
Net cash used in investing activities	(5,297)	(34,505)
Financing Activities		
Proceeds from issuance of common stock, net of issuance costs	-	53,913
Equity incentive plan shares purchased	(3,601)	-
Net cash provided by (used in) financing activities	(3,601)	53,913
Net increase (decrease) in cash and cash equivalents	(8,953)	19,295
Cash and cash equivalents:		
Beginning of period	19,295	-
End of period	$ 10,342	$ 19,295
SUPPLEMENTAL DISCLOSURES:		
Non-cash investing and financing transactions:		
Change in unrealized gain on securities available for sale	$ 79	$ (18)
Change in deferred income taxes resulting from other comprehensive income	(32)	7

16. UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited condensed statements of income (loss) for each of the quarters are summarized below for the periods indicated.

	Three Months Ended			
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Interest and dividend income	$ 5,967	$ 6,088	$ 6,398	$ 6,539
Interest expense	1,303	1,527	1,743	1,919
Net interest income before provision for loan losses	4,664	4,561	4,655	4,620
Provision for (recovery of) loan losses	(733)	542	1,293	598
Net interest income after provision for loan losses	5,397	4,019	3,362	4,022
Noninterest income	3,083	2,416	1,999	1,958
Noninterest expenses	8,178	5,760	5,588	5,566
Income (loss) before income tax provision (benefit)	302	675	(227)	414
Income tax provision (benefit)	67	218	(113)	130
Net income (loss)	$ 235	$ 457	$ (114)	$ 284
Net income (loss) per common share – Basic	$ 0.05	$ 0.09	$ (0.02)	$ 0.06
Net income (loss) per common share – Diluted	$ 0.05	$ 0.09	$ (0.02)	$ 0.06

	Three Months Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Interest and dividend income	$ 6,784	$ 7,112	$ 7,540	$ 7,415
Interest expense	2,013	2,120	2,205	2,304
Net interest income before provision for loan losses	4,771	4,992	5,335	5,111
Provision for loan losses	1,974	730	424	657
Net interest income after provision for loan losses	2,797	4,262	4,911	4,454
Noninterest income	1,912	1,973	1,890	1,647
Noninterest expenses	5,896	5,313	5,630	5,232
Income (loss) before income tax provision (benefit)	(1,187)	922	1,171	869
Income tax provision (benefit)	(476)	351	429	284
Net income (loss)	$ (711)	$ 571	$ 742	$ 585
Net income (loss) per common share – Basic	$ (0.14)	n/a	n/a	n/a
Net income (loss) per common share – Diluted	$ (0.14)	n/a	n/a	n/a

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's management has carried out an evaluation, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of the "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated, with the participation of the Company's principal executive officer and principal financial officer, changes in the Company's internal control over financial reporting as defined in Rule 13a-15(e) of the Exchange Act during the quarter ended December 31, 2012. In connection with the above evaluation of the effectiveness of the Company's disclosure controls and procedures, no changes in its internal control over financial reporting were identified as having occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of ASB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. ASB Bancorp, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on that assessment, ASB Bancorp, Inc.'s management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

The Company's independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report has issued an audit report on the Company's internal control over financial reporting.

/s/ SUZANNE S. DEFERIE	/s/ KIRBY A. TYNDALL
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
ASB Bancorp, Inc. and Subsidiary

We have audited ASB Bancorp, Inc. and Subsidiary (the "Company")'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ASB Bancorp, Inc. and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of ASB Bancorp, Inc. and Subsidiary as of and for the year ended December 31, 2012, and our report, dated March 15, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ DIXON HUGHES GOODMAN LLP
Asheville, North Carolina
March 15, 2013

Item 9B. Other Information

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors

For information relating to the directors of the Company, the section captioned *"Items to be Voted on by Stockholders—Item 1—Election of Directors"* in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

Executive Officers

The executive officers of the Company are:

Name	Position
Suzanne S. DeFerie	President and Chief Executive Officer
Kirby A. Tyndall	Executive Vice President and Chief Financial Officer
David A. Kozak	Executive Vice President and Chief Lending Officer
Fred A. Martin	Executive Vice President and Chief Information Officer
Vikki D. Bailey	Executive Vice President and Chief Retail Officer

Since the formation of ASB Bancorp, Inc., none of the Company executive officers, directors or other personnel have received remuneration from ASB Bancorp, Inc.

Below is information regarding our other executive officers who are not also directors. Ages presented are as of December 31, 2012.

Kirby A. Tyndall has served as Executive Vice President and Chief Financial Officer of Asheville Savings Bank since September 2010. Mr. Tyndall was Vice President and Finance Special Projects Coordinator at Asheville Savings Bank from November 2009 to September 2010. Prior to joining Asheville Savings Bank in November 2009, Mr. Tyndall served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Bank of Granite, located in Granite Falls, North Carolina, from June 1997 to July 2009. Age 57.

David A. Kozak has served as Executive Vice President and Chief Lending Officer of Asheville Savings Bank since July 2010. Mr. Kozak was Executive Vice President and Senior Lending Officer of Asheville Savings Bank from April 2008 to July 2010. Prior to joining Asheville Savings Bank in April 2008, Mr. Kozak served as First Vice President, Commercial Lending Manager at SunTrust Bank from December 2005 to April 2008. Age 51.

Fred A. Martin joined Asheville Savings Bank in 2006 and has served as Executive Vice President and Chief Information Officer of Asheville Savings Bank since June 2007. Prior to joining Asheville Savings Bank, Mr. Martin served as North Carolina Lead Network Engineer and Assistant Director of Information Technology for SouthTrust Bank. Age 41.

Vikki D. Bailey has served as Executive Vice President and Chief Retail Officer of Asheville Savings Bank since December 1, 2012. Ms. Bailey was Senior Vice President and Regional Manager at Asheville Savings Bank from September 2011 to December 2012. Prior to September 2011, Ms. Bailey served in various capacities since she joined Asheville Savings Bank in 1976. Age 54.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

For information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, the cover page to this Annual Report on Form 10-K and the section captioned *"Other Information Relating to Directors and Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement are incorporated herein by reference.

Disclosure of Code of Ethics

For information concerning the Company's Code of Ethics, the information contained under the section captioned *"Corporate Governance—Code of Ethics and Business Conduct"* in the Proxy Statement is incorporated by reference. A copy of the Code of Ethics and Business Conduct is available to stockholders on the Company's website at http://ir.ashevillesavingsbank.com.

Corporate Governance

For information regarding the Audit Committee and its composition and the audit committee financial expert, the section captioned *"Corporate Governance — Committees of the Board of Directors — Audit Committee"* in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

For information regarding executive compensation, the sections captioned *"Executive Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report,"* and *"Director Compensation"* in the Proxy Statement are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners.

Information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned *"Stock Ownership."*

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section of the Proxy Statement captioned *"Stock Ownership."*

(c) Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person or securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

Not applicable.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

For information regarding certain relationships and related transactions, the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons"* in the Proxy Statement is incorporated herein by reference.

Corporate Governance

For information regarding director independence, the section captioned *"Corporate Governance—Director Independence"* in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

For information regarding the principal accountant fees and expenses, the section captioned *"Items to Be Voted on By Stockholders—Item 3—Ratification of Independent Registered Public Accounting Firm"* in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(1) The financial statements required in response to this item are incorporated herein by reference from Item 8 of this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

3.1	Articles of Incorporation of ASB Bancorp, Inc. (1)
3.2	Bylaws of ASB Bancorp, Inc. (1)
4.1	Form of Common Stock Certificate of ASB Bancorp, Inc. (1)
10.1	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and Suzanne S. DeFerie * (2)
10.2	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and Kirby A. Tyndall * (2)
10.3	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and David A. Kozak * (2)
10.4	Employment Agreement, dated as of October 18, 2011, by and between ASB Bancorp, Inc., Asheville Savings Bank, S.S.B. and Fred A. Martin * (2)
10.5	Employment Agreement, dated as of December 18, 2012, by and between Asheville Savings Bank, S.S.B. and Vikki D. Bailey * (5)
10.6	Asheville Savings Bank, S.S.B. Change In Control Severance Plan * (3)
10.7	ASB Bancorp, Inc. Stock-Based Deferral Plan * (3)
10.8	ASB Bancorp, Inc. 2012 Equity Incentive Plan * (4)
21.0	Subsidiaries of ASB Bancorp, Inc.
23.0	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32.0	Section 1350 Certifications
101.0	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statement of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Consolidated Financial Statements. **

* Management contract or compensatory plan, contract or arrangement.

** Furnished, not filed.

(1) Incorporated herein by reference to the exhibits to ASB Bancorp, Inc.'s Registration Statement on Form S-1 (File No. 333-174527), filed with the Securities and Exchange Commission on May 26, 2011.

(2) Incorporated herein by reference to the exhibits to ASB Bancorp, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2011.

(3) Incorporated herein by reference to the exhibits to ASB Bancorp, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011.

(4) Incorporated herein by reference to Appendix A to ASB Bancorp, Inc.'s definitive proxy statement on Form DEF14A filed with the Securities and Exchange Commission on April 12, 2012.

(5) Incorporated herein by reference to the exhibits to ASB Bancorp, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2012.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASB BANCORP, INC.

By: /s/ SUZANNE S. DEFERIE
Suzanne S. DeFerie
President and Chief Executive Officer
(duly authorized representative)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ SUZANNE S. DEFERIE Suzanne S. DeFerie	President and Chief Executive Officer (principal executive officer)	March 15, 2013
/s/ KIRBY A. TYNDALL Kirby A. Tyndall	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	March 15, 2013
/s/ PATRICIA S. SMITH Patricia S. Smith	Chairman of the Board of Directors	March 15, 2013
/s/ JOHN B. GOULD John B. Gould	Vice Chairman of the Board of Directors	March 15, 2013
/s/ JOHN B. DICKSON John B. Dickson	Director	March 15, 2013
/s/ LESLIE D. GREEN Leslie D. Green	Director	March 15, 2013
/s/ KENNETH E. HORNOWSKI Kenneth E. Hornowski	Director	March 15, 2013
/s/ STEPHEN P. MILLER Stephen P. Miller	Director	March 15, 2013
/s/ WYATT S. STEVENS Wyatt S. Stevens	Director	March 15, 2013

STOCKHOLDER INFORMATION

COMMON STOCK

The common stock of ASB Bancorp, Inc. (the "Company") trades on The NASDAQ Global Market℠ under the symbol ASBB.

ANNUAL MEETING

The Annual Meeting of the stockholders of ASB Bancorp, Inc. will be held at 10:30 a.m. Eastern Time, on Thursday, May 23, 2013, at Asheville Savings Bank's Operations and Administration Center, located at 901 Smoky Park Highway, Candler, North Carolina.

COPIES OF EXHIBITS TO FORM 10-K

Copies of the Company's exhibits to its Annual Report to the Securities and Exchange Commission (the "SEC") on Form 10-K may be obtained by stockholders at no charge from the Company's Internet site at http://ir.ashevillesavingsbank.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing

Cindy E. Hamrick, Secretary
ASB Bancorp, Inc.
P.O. Box 652
Asheville, North Carolina 28802

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Dixon Hughes Goodman LLP
500 Ridgefield Court
Asheville, North Carolina 28806

STOCKHOLDER INFORMATION

For additional information, contact:

ASB Bancorp Investor Relations
Message Center at
Telephone: (828) 250-8516
Email: InvestorRelations@ashevillesavingsbank.com

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: (800) 368-5948

For responses to Frequently Asked Questions about stock transfers and other issues, visit our Transfer Agent's web site at www.rtco.com.